Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

1114 6th Ave, New York, NY 10036

November 18, 2022

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jaea Hahn, Esq.

Senior Counsel

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Gainbridge Life Insurance Company
Registration Statement on Form S-1
File No. 333-266211

Dear Ms. Hahn:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to me via email on September 30, 2022 with regard to the above-referenced Registration Statement on Form S-1. Along with this letter, we have included a revised prospectus reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline reflecting the changes will be provided to the Staff.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Once the Staff has reviewed the Company’s responses, the Company hopes to clear any additional Staff comments by December 15, 2022. At the appropriate time, the Company will file a pre-effective amendment reflecting all revisions and any currently missing information, including any necessary financial statements, and file an acceleration request in which it will seek effectiveness no later than January 6, 2023 or as soon as practicable thereafter.

General

1.

Comment: Please confirm that all missing information, including the name of the Contract, all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. If the registration statement will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements required by rule 3-12 of Regulation S-X will need to be included.

Response: The Company confirms that all missing information, including the name of the Contract, all appendices, exhibits and financial statements, including unaudited financial statements for the period ended September 30, 2022, will be filed in a pre-effective amendment.

2.

Comment: Supplementally, please inform us whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no third-party guarantees or support agreements supporting the Contracts. The Company is solely responsible for any benefits or features associated with the Contract.

3.	Comment: The prospectus should include the legend on the back cover page required by Item 502(b) of Regulation S-K.

Response: The Company has included the dealer prospectus delivery obligation legend on the back cover page of the prospectus in a manner that is consistent with those legends included in other registered index-linked annuity contract prospectuses in response to this requirement. The legend does not include a date, which is appropriate in that the contract is a continuous offering.

Cover Page

General Comments

4.	Comment: The cover page of the prospectus states that sales of the product are not subject to state or federal suitability requirements:

a.

Please clarify supplementally why this is the case, including a discussion of whether there are otherwise relevant rules or regulations (e.g., FINRA rules or state-adopted NAIC model regulations) and, if so, why they do not apply.

Response: The FINRA suitability rules, the SEC’s Regulation Best Interest, and the NAIC Suitability in Annuity Transactions Model Regulation (#275) are applicable when a recommendation is made to an annuity purchaser. The Contract will be offered solely through direct response efforts and the Gainbridge internet website. The Gainbridge website is styled throughout as a site for direct investors who want to make their own investment decisions. As a result, there would be no Contract-related transactions that result from the recommendation of a broker-dealer/insurance producer, and therefore no suitability requirements are applicable to Gainbridge’s “direct-to-consumers” distribution model.

As to other FINRA rules and state insurance laws (e.g., advertising, recordkeeping), we believe that they would apply to the Contract in the same manner that they would apply to any registered index-linked annuity. In other words, irrespective of whether the Contract is offered through a broker-dealer that makes recommendations of the product, non-suitability FINRA rules and state insurance laws are applicable.

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b.

In addition, please supplementally identify any suitability and supervisory practices the issuer will put in place on its own for sales of the product or, if there are no plans for any, clarify supplementally the basis for your belief that there is no need for such practices.

Response: As indicated above, there will be no recommendations of the Contract made by the issuer or the broker-dealer. Therefore, there will be no suitability review practices in place. The underwriter of the Contract has entered into an underwriting agreement with the Company under which it has expressly agreed to satisfy its transaction review obligations under FINRA Rule 3110 Supervision. Pursuant to the FINRA Rule 3110, the underwriter shall take all reasonable and appropriate measures to ensure that applications submitted are accurate, complete, compliant and approved by a qualified registered principal associated with the underwriter.

c.

Please clarify whether XYZ Broker-Dealer will be subject to suitability and best interest obligations with regard to sales of the Contract, on the cover page and where appropriate within the prospectus.

Response: We have clarified on the cover page, in the “How can I purchase the Contract” section, the “Self-Directed Purchase Risk” subsection and the “Distribution” subsection, that J. Alden Associates, Inc. will not be subject to suitability and best interest obligations with regard to Contract purchasers.

5.	Comment: Please supplementally address whether state insurance laws or regulations impose any requirements on an indexed annuity product that is sold directly to investors.

Response: The NAIC’s Suitability in Annuities Transactions Model Regulation (#275) exempts “[d]irect response solicitations where there is no recommendation based on information collected from the consumer” from the provisions of the model regulation. In addition, the operative provisions of that model regulation only apply when a recommendation has been made. While we have not conducted a 50-state survey, we are not aware of any states that have laws or regulations that specifically are directed at and/or tailored to the direct sale of an index annuity contract (fixed or registered). Nevertheless, the full panoply of state insurance laws and regulations that apply to a registered index linked annuity that is recommended by a broker-dealer apply equally to contracts that are offered directly to consumers. In addition, we note the following specific references to direct response contracts in NAIC Model regulations:

The NAIC’s Advertisements of Life Insurance and Annuities Model Regulation (#570) (“Model 570”) has been adopted in most states and includes a brief reference to advertisements related to “direct response techniques.” We note that this term has been in Model 570 for several decades and has historically applied to mail order, TV and radio advertisements, rather than the more current methods of direct distribution. The focus in Model 570 is ensuring that any advertisements related to a direct response contract fairly and accurately describe any potential benefits from a cost savings perspective related to a contract

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using a direct response distribution structure. (See Model 570, Section 5(F)). We also note that the NAIC’s Life Insurance and Annuities Replacement Model Regulation (#613) defines “Direct-response solicitation” to mean “a solicitation through a sponsoring or endorsing entity or individually solely through mails, telephone, the Internet or other mass communication media.” That regulation focuses on the manner in which replacements should be handled with a direct response solicitation.

6.

Comment: The cover page of the prospectus is three pages long. Please consider streamlining to shorten the length; for example, by providing less detail regarding the various protection strategies. See Item 501(b) of Regulation S-K.

Response: The Company has streamlined the disclosure and reduced the length of the cover page.

Specific Comments

7.

Comment: Given the product will be directly sold to investors, in the first paragraph, please more clearly explain what it means to be a modified single premium individual deferred annuity contract with one or more index strategies. For example:

•	that purchase payments will be accepted only during a 180 day period at the beginning of the contract;

•

that there will be an accumulation phase during which contributed and credited assets can be reallocated to one or more investment alternatives or “Strategies” (based on a fixed rate or reference index) at the end of specified investment periods;

•	that the Company will credit or debit the investor’s account with a positive or negative return that is based on the return of the chosen Strategy; and,

•	during the annuity phase, depending on the settlement option the investor chooses, the Company will either make periodic payments or a single lump payment of the investor’s contract value.

Response: The Company has included the disclosure near the start of the Cover Page, but the Company was unable to include it all in a single paragraph in a clear fashion.

8.

Comment: In the second paragraph, please replace the second sentence with a statement that notes in bold that all obligations of the Company are subject to its creditworthiness and claims paying ability, and move to the end of the paragraph.

Response: The Company has included the disclosure.

9.

Comment: Please briefly clarify the difference between the Daily Index Credit and the Indexed Strategy Credit (e.g., the Daily Index Credit reflects changes in the reference index throughout the Index Strategy Term while the Indexed Strategy Credit is designed to either provide downside protection at the end of the Index Strategy Term or, in the case of a Coupon Strategy Credit, to provide some downside protection or enhance a positive return determined by the Daily Index Credit).

Response: The Company has revised the disclosure to clarify the distinction between the Daily Index Credit and the Indexed Strategy Credit.

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10.	Comment: Please highlight the first bullet in the cover page in bold.

Response: The Company has moved and revised this sentence and bolded a substantially identical sentence in this section.

11.	Comment: In the first paragraph following the bullet points, please bold the first three sentences (“The Buffer Credit … losses on any other day of the Indexed Strategy Term.”).

Response: The Company has bolded the subject sentences.

12.

Comment: In the third paragraph following the Indexed Strategies bullets, you state the Company will “always ... offer the Fixed Interest Strategy and the Coupon Strategy.” This suggests the Company in effect reserves the right not to offer either a floor or a buffer for any Term. If so, please state this in bold in the cover page as well as in the summary section and also note in bold that in those cases the only options will either be a fixed rate option or a coupon strategy that provides downside protection of as little as less than 1%. If this reading is not correct, please clarify supplementally what is intended by this statement. Additionally, if the disclosure is meant to suggest that the Company may at times only offer a fixed rate option, please explain supplementally and provide precedent for this statement.

Response: The Company confirms the Staff’s reading is correct, and has included the bold statement to this effect throughout the prospectus wherever similar disclosure appears. To be clear, the Company is not suggesting that it will offer only the Fixed Interest Strategy; the Company will offer both the Fixed Interest Strategy and the Coupon Strategy at all times.

13.

Comment: In the second paragraph preceding the bolded language at the end of the cover page, you state the investor “may choose to consult with a ... financial or tax professional before making [a purchase] ... decision.” Please change this sentence to note the investor should consult with a financial professional about the contract’s features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives, and highlight this sentence in bold.

Response: The Company has revised the subject sentence and highlighted it in bold. However, given that the Gainbridge distribution model for the Contract is a direct-to-consumer platform marketing towards self-directed investors who may not be seeking an intermediary solicitation or advice from an intermediary investment adviser, the Company has revised the sentence to urge investors to “consider” consulting a financial professional.

14.

Comment: In the paragraph immediately preceding the bolded language at the end of the cover page you state the prospectus is intended to “summarize material rights and obligations under the Contract.” Please revise this sentence to state that the prospectus describes all material rights and obligations under the Contract,” and make any further changes necessary to support the statement as revised.

Response: The Company has revised the subject sentence.

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15.

Comment: In the paragraph describing cancellation, you state the investor will receive either a full refund of the Purchase Price or Contract Value. Please state whether the investor will receive the greater or lesser of the two amounts (e.g., that there may be investment losses the investor will bear during the cancellation period).

Response: The Company has revised the paragraph describing cancellation and that the investor may experience negative investment experience during the cancellation period.

Definitions, pages 1-4

16.

Comment: Coupon Rate: The cover page states that the Coupon Index Strategy has a three-month term but the Coupon Rate is expressed as an annual rate. Please clarify how an investor can determine the Coupon Rate for the Strategy Term.

Response: The Company has clarified how the Coupon Rate is adjusted for the length of the Indexed Strategy Term when the Coupon Credit is calculated.

17.

Comment: Daily Index Credit: The defined term, “Daily Index Credit” appears to be used in two different ways: first, to describe the index credit at the end of each business day and, second, to describe the sum of Daily Index Credits over the course of a Term (see, e.g., references to the Daily Index Credit in the discussion of value calculations at the end of a Strategy Index Term). Please revise the prospectus so there is no confusion over which meaning is intended anywhere the term is used.

Response: Throughout the prospectus, the Daily Index Credit describes only the interest which is credited at the end of each Business Day during the Indexed Strategy Term (including the last day of the Indexed Strategy Term). The reference to the Daily Index Credit in the discussion of value calculation on the last day of the Indexed Strategy Term refers only to the Daily Index Credit that reflects the change in value of the Reference Index from the previous Business Day to the last day of the Indexed Strategy Term (i.e., the last Daily Index Credit calculation for the Indexed Strategy Term). The Company has revised the disclosure throughout the prospectus to clarify this.

18.	Comment: Deductions: Please briefly describe what a reallocation is within the context of the definition (e.g., moving money to another permitted strategy at the end of the Strategy Term).

Response: The Company has revised the definition.

At a Glance Product Summary, page 4

19.

Comment: Because the product is being sold directly to investors without an intermediary investment adviser, please revise the information presented in the product summary to increase its readability (e.g. use of Q&As, bullet points, hyperlinks).

Response: The Company has revised the presentation of the information in the product summary to improve reader comprehension and included additional cross-references to where more detailed information can be found.

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20.

Comment: Please add a description of all transactional and ongoing expenses (e.g., the Withdrawal Charge, any ongoing contract charges and any other administrative charges such as transfer charges for reallocating to new segments). We note that on page 44, you state that you will recoup brokerage commissions and other expenses through fees and charges deducted under the Contract.

Response: The Company has included a brief description of all charges in the product summary. There are no ongoing contract charges or administrative charges under the Contract. The Company has deleted the sentence on page 44 related to the recouping of brokerage commissions. The Company does not pay any sales commissions to the broker-dealer.

21.

Comment: We note that the Withdrawal Charge applies during the first six Contract years. Please disclose whether the six years will run from the initial Purchase Payment or reset for additional Purchase Payments.

Response: The Company has included disclosure that the six years will run from the initial Purchase Payment in the product summary, the “Contract Fees and Charges” section, and the definition of “Withdrawal Charge Period.”

22.	Comment: In the second paragraph on page 5, you state that new Indexed Strategy Terms begin on the Contract Date and every three months thereafter:

a.	Please clarify whether this is true for all of the Strategies or just the Coupon Indexed Strategy.

Response: The Company has clarified that new Indexed Strategy Terms begin quarterly for all Indexed Strategies.

b.	Please clarify that amounts invested in a Strategy (Fixed or Indexed) may only be reallocated at the end of the Strategy Term.

Response: The Company has clarified that Contract Value can only be reallocated at the end of the Strategy Term.

c.	Please clarify when additional Purchase Payments may be invested in Indexed Strategies (e.g., every three months or when a 72-month term expires for the Buffer and Floor Indexed Strategies).

Response: Additional Purchase Payments are only permitted during the first 180 days (six months) from the Contract Date. Additional Purchase Payments at any time other than at the beginning of an Indexed Strategy Term will be automatically allocated to the Fixed Interest Strategy. Additional Purchase Payments, or any amount allocated to the Fixed Interest Strategy, may be allocated/reallocated to the Indexed Strategies at the next quarter when new Indexed Strategy Terms begin. New Indexed Strategy Terms begin on the Contract Date and every three months thereafter.

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The Company has clarified that reallocations at the end of the Buffer and Floor Indexed Strategy Terms of 72 months, and Coupon Indexed Strategy Term of three months, may be made to any Indexed Strategy then available, or to the Fixed Interest Strategy (in other words, Contract Value may be invested in multiple “rolling” Indexed Strategy Terms of the same or different Indexed Strategy type that begin and end on quarterly anniversaries).

d.	Please clarify whether the Contract Date and Strategy Terms are specific to each investor.

Response: The Company has revised the disclosure to clarify that the Contract Date is the date the Contract is issued to the specific investor and that Indexed Strategy Terms for that investor will begin on the investor’s Contract Date and each quarterly anniversary thereafter.

Available Strategies, pages 5-8

23.

Comment: Given the product will be sold directly to investors, where appropriate, please clarify that amounts invested in the Contract will not be used to purchase securities in which the Contract owner will have any interest.

Response: The Company has included the disclosure throughout the prospectus as appropriate.

24.	Comment: Please clarify that when making an investment, shorter strategies are generally considered more conservative while longer strategies are considered more aggressive.

Response: The Company does not believe that shorter strategies are necessarily more conservative investments or that longer strategies are necessarily more aggressive investments, given that the risk of each index strategy is dependent upon the tenure of the strategy and the level of protection provided. Specifically the Floor and Buffer Indexed Strategies provide downside protection at the end of the Indexed Strategy Term, whereas the short tenure Coupon Indexed Strategy allows for more frequent credits but does not offer the same downside protection. For these reasons, the Company respectfully declines to make the change requested by the Staff. We have inserted the following explanatory disclosure: “When you choose an Indexed Strategy, you should consider the length of the term and the level of protection of the Indexed Strategy in your selection. Specifically, the Buffer and Floor Strategies provide a stated level of downside protection at the end of any 72-month Indexed Strategy Term, respectively, whereas the Coupon Strategy, with a shorter 3-month Indexed Strategy Term, does not provide a stated level of downside protection at the end of each 3-month term but instead provides positive credits, which serve to reduce any losses.”

25.	Comment: In the table on page 5, please consider deleting the reference to “1% annually” for the coupon rate since each Coupon Strategy Term is only three months.

Response: The Company has edited the reference to the annualized rate.

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26.

Comment: Please revise each bullet discussing the Indexed Strategies for plain English. Also, please move the sentence discussing the pro-rata effect of withdrawals before the end of a Term to the Withdrawal section of the prospectus and include there a description of when and why the described effect could take place. In addition, please consider moving the examples to Indexed Strategy Interest section.

Response: The Company has moved the description of each Indexed Strategy so that it follows the discussion of how Interest is calculated and credited to the Indexed Strategies. The Company has revised the disclosure for plain English and moved the discussion of the effect of withdrawals on the applicable credit base to the “How can I access my money?” section.

27.	Comment: In the discussion of the Coupon Indexed Strategy on page 6, in the first sentence, please delete “daily” after “which accrues Daily Index Credits”.

Response: The Company has deleted the word.

28.	Comment: Where appropriate on page 6, please explain the difference between deductions made on a pro rata basis versus a dollar for dollar basis.

Response: The Company has moved the discussion of the pro rata effect of Deductions to the “How can I access my money?” section and included a more detailed explanation.

29.

Comment: In the second paragraph on page 7, please bold the sentence: “The Indexed Strategies do not offer any level of downside protection on any other day of the Indexed Strategy Term.” Please clarify what this means for an investor who takes a withdrawal before the last day of the Indexed Strategy Term.

Response: The Company has included clarifying disclosure.

30.

Comment: Please describe any discretion the Company has to change or discontinue a Reference Index at the end or during the middle of a Segment. Will the Company have the right to recalculate index performance from the beginning of a segment using a new index introduced in the middle of a Segment? Alternatively, please provide a link to where this information is discussed later in the prospectus.

Response: The Company has included disclosure regarding the discontinuation or substitution of a Reference Index and has included a cross-reference to where more detailed information is available later in the prospectus. The Company will not have the discretion to recalculate the positive or negative performance of an existing Reference Index from the start of the Indexed Strategy Term to the substitution date that has been credited to the Indexed Strategy Value.

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31.

Comment: Please clarify the index calculation method used to determine Contract Value. It appears that it may be point to point; however, the Daily Index Credit suggests index averaging is also a component of the calculation.

Response: The Indexed Strategy Value calculation method is as follows:

•

On each Business Day of the Indexed Strategy Term, including the last day of the Indexed Strategy Term, a Daily Index Credit which reflects the Reference Index performance from the previous Business Day to the current Business Day without adjustment is applied to the Indexed Strategy Value. The Indexed Strategy Value will be increased or decreased each Business Day throughout the Indexed Strategy Term by the application of the Daily Index Credit.

•

On each Business Day of the Indexed Strategy Term, the Buffer, Coupon, or Floor Benefit Base, as applicable, is also calculated in order to reflect Deductions taken from the Indexed Strategy each day throughout the Indexed Strategy Term.

•

On the last day of the Indexed Strategy Term, in addition to the Daily Index Credit, an Indexed Strategy Credit is calculated with reference to the Benefit Base that was last calculated (i.e., the Buffer, Coupon, or Floor Benefit Base, as applicable, at the end of the previous Business Day). The Indexed Strategy Credit is then applied to the Indexed Strategy Value.

Accordingly, the final Indexed Strategy Value is calculated without averaging the Reference Index Value over the Indexed Strategy Term or referring back to the Reference Index Value at the start of the Indexed Strategy Term. The performance of the Reference Index is calculated and applied to the Indexed Strategy Value on a daily basis (via Daily Index Credits); and the Indexed Strategy Credit at the end of the Indexed Strategy Term (which provides a level of protection by offsetting losses that have already been applied through the Daily Index Credit) is calculated and credited to the Indexed Strategy Value with reference to the applicable Benefit Base that has likewise been determined on a daily basis.

The Company has revised the disclosure throughout to clarify this.

Reallocations to Available Strategies, page 8

32.	Comment: Please supplement this section to clarify what happens if reallocation instructions are not timely received.

Response: The Company has supplemented the disclosure for clarity.

Withdrawals and Surrenders, pages 9-10

33.	Comment: Please clarify if an investor may make unlimited withdrawals prior to annuitization of the Contract.

Response: The Company has included clarifying disclosure.

34.	Comment: In the third paragraph, please explain why Premium Taxes would apply upon surrender. Please add that federal tax penalties may apply if withdrawals are made prior to age 59-1/2.

Response: The Company has included the disclosure.

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Liquidity Risk, page 10

35.	Comment: Please add that upon annuitization of the Contract, no withdrawals are permitted and payments will be limited to the settlement option chosen by the contract owner.

Response: The Company has included the disclosure.

Changes to Current Fixed Interest Rate, Buffer Factor, Coupon Rate, and Floor Factor, page 11

36.	Comment: Please state, if true, that the Fixed Interest Rate is not tied to any benchmark and is determined solely by the Company.

Response: The Company has included the disclosure.

Reallocation Risk, page 12

37.

Comment: In the second sentence of the first paragraph, for clarity, please restate the Strategy Term for each offered Strategy (e.g., is the end of the Strategy Term for the Buffer and Floor Index Strategies 72 months?)

Response: The Company has restated the Indexed Strategy Terms for each Indexed Strategy.

38.

Comment: Please note as a risk that investors may not have their reallocation instructions followed if they are not submitted on a timely basis and clarify what happens in that case. Please also note as a risk that particular Indexed Strategies may not be available for reallocation at the start of a new Term.

Response: The Company has included these risk disclosures.

39.

Comment: Please describe any reinvestment risk that results if investors are automatically reinvested in a segment of the same type without an opportunity to reallocate assets at the end of a segment (e.g., will an investor be locked in for 6 additional years in the Buffer and Floor Index Strategies?).

Response: The Company has included a description of the reinvestment risk.

Risks, generally

40.

Comment: Please add a brief discussion of potential tax risks (e.g., that gains are taxed as ordinary income rather than as capital gains, there will be a penalty for withdrawals before age 59-1/2, and there may be no additional tax benefit from holding the indexed annuity through a qualified plan).

Response: The Company has included disclosure of potential tax risks throughout the “Contract Risk Factors” section and expanded upon the discussion in the “Adverse Tax Consequences” risk factor.

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Right to Cancel, page 16

41.	Comment: Please highlight/bold the penultimate sentence of this section (“If you exercise your right to cancel …”).

Response: The Company has applied bold typeface to the subject sentence.

Allocation and Reallocation of Purchase Payments and Contract Value, page 16

42.

Comment: The prospectus states investors must provide reallocation instructions by the deadline stated in the reallocation notice. Please note here and in the summary what is the minimum amount of time for that deadline.

Response: The Company has included the disclosure.

Indexed Strategies, pages 17-19

43.	Comment: To help with comparisons, please consider presenting examples in tabular format for the three indexed strategies.

Response: The Company has presented the examples in tabular format for easy comparison.

44.	Comment: The prospectus states that the Company may remove an existing Reference Index for future allocations. Please note this in the summary.

Response: The Company has included the disclosure.

Daily Index Credits, page 21

45.

Comment: The formula in this section is extremely complex and would be difficult for an average investor to understand. Please either delete or move to an appendix and replace with a plain English narrative. Other formulas in the following sections are less complex, but should be preceded by a plain English narrative of how the defined term is derived.

Response: The Company has deleted the Daily Index Credit formula and replaced it with a plain English narrative. The Company has also provided a plain English narrative of how the defined term is derived for other formulas throughout.

46.	Comment: Please revise the examples to follow plain English principles. Currently, the examples are complex translations of the variables and mathematical operations in the formula.

Response: The Company has revised the Daily Index Credit examples for plain English.

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47.

Comment: This section and the following sections on buffers, floors and coupons refer to deductions, but provide no plain English description of how the amount deducted is adjusted on a pro rata basis. These sections should be preceded by a section describing how pro-rata deductions are determined, with examples showing the effect when the Reference Index is both higher and lower on the date of withdrawal than on the date the Term began.

Response: The Company has removed the reference to Deductions from the discussion of the Daily Index Credit calculation, as Deductions are not included as part of the Daily Index Credit formula and are more appropriately addressed in the discussion of the Indexed Strategy Value calculation for each Indexed Strategy. The pro rata adjustment applies only to the calculation of the Buffer Credit Base and the Floor Credit Base, which are used to calculate the Buffer Credit and Floor Credit on the last day of the applicable Indexed Strategy Term. Deductions from the Coupon Indexed Strategy result in a dollar-for-dollar reduction in the Coupon Credit Base. Similarly, Deductions from all Indexed Strategies result in a dollar-for-dollar reduction in the Indexed Strategy Value. The Company has revised the disclosure to clarify this in each section and provided brief narrative examples to illustrate the pro rata adjustment to the Buffer Credit Base and Floor Credit Base.

Annuity Payments, Available Options, pages 37-38

48.	Comment: In the second paragraph, please revise to state that withdrawals are not permitted after the Contract is annuitized.

Response: The Company has revised the paragraph.

49.

Comment: We note that the definition of Annuitant states that “[t]he Annuitant must be the Owner.” Please clarify how that will affect Settlement Options 2, 3 and 4. Will annuity payments be made to an Annuitant’s designated beneficiary?

Response: The Company has included clarifying language that, in the event of the Annuitant’s death, payments will continue to the Owner’s Beneficiary for the guaranteed period under Settlement Options 2 and 3. The Company notes that Settlement Option 4 refers to any other Settlement Option offered by the Company at the time of annuitization, and will therefore be subject to the terms of such Settlement Options. Accordingly, the Company has retained the existing disclosure for Settlement Option 4.

50.	Comment: Please clarify whether an Annuitant will be permitted to change Settlement Options before or after annuitization.

Response: The Company has included the disclosure in the third paragraph under the “Payment of Settlement Proceeds” subheading.

Assignment Including Ownership Change of the Contract, page 39

51.	Comment: Please disclose whether assignment is permitted after annuitization.

Response: The Company has included the disclosure.

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52.	Comment: Please disclose whether an assigned Contract will be subject to Surrender Charges.

Response: The Company has included the disclosure.

53.	Comment: The last sentence of this section states that assignment may lead to adverse tax consequences. Please explain or add a cross reference to where the reasons are discussed in detail.

Response: The Company has provided a cross-reference to the “Tax Information” section.

The Separate and General Account, pages 39-40

54.	Comment: Please clarify what guarantees are being made by the Company under the Contract.

Response: The Company has identified the guarantees under the Contract.

55.	Comment: Please discuss the order of priority for claims (e.g., will claims be paid first from the General Account then from the Separate Account?).

Response: The Company has included the disclosure.

Confirmation and Annual Statements, page 45

56.	Comment: Please clarify how an investor may determine Contract Value or current interest or coupon rates.

Response: The Company has included the disclosure.

Very truly yours,

/s/ Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:	Kathleen A. McGah, Esq.
Harry Eisenstein, Senior Special Counsel

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The OneUpSM RILA

Modified Single Premium Individual Deferred Annuity

with One or More Indexed Strategies

Issued by:

Gainbridge Life Insurance Company

P.O. Box 80509, Indianapolis, Indiana 46280

866-252-9439

GAINBRIDGE.IO

[Date]

This Prospectus describes the OneUpSM RILA, a registered modified single premium individual deferred annuity contract with one or more indexed-linked strategies (the “Contract”) issued by Gainbridge Life Insurance Company (the “Company,” “we,” “us,” or “Gainbridge Life”). The Contract is designed for retirement or other long-term investment purposes. We only accept payments during the first 180 days of the Contract.

The Contract has two phases: (i) an Accumulation Phase, during which you allocate payments (and any earnings) (“Contract Value”) to investment options (“Strategies”) at the end of specified investment periods we credit interest (“Interest”), positive or negative, based on the relevant Strategy’s fixed interest or market index-linked return; and (ii) an annuity phase, during which we will apply the value of your Contract to make either periodic payments or a single lump sum payment, depending on the option you choose.

Strategies. The Contract offers two general Strategy types, as follows:

The Fixed Interest Strategy, which is based on a fixed interest rate. We calculate and credit Interest daily for the Fixed Interest Strategy based on an annual fixed interest rate that we declare at the start of each Contract Year, subject to a guaranteed minimum interest rate.

Indexed Strategies, which are based on the performance of a market index (the “Reference Index”) for a specified period of time (“Indexed Strategy Term”). We currently offer three Indexed Strategies: the Buffer Indexed Strategy, the Coupon Indexed Strategy, and the Floor Indexed Strategy. We calculate and credit Interest daily, which can be positive or negative, for each Indexed Strategy (“Daily Index Credit”) based on changes in the value of the Reference Index throughout the Indexed Strategy Term. We calculate an additional interest credit at the end of the Indexed Strategy Term (“Indexed Strategy Credit”).

The Indexed Strategy Credit is either a Buffer Credit, a Coupon Credit, or a Floor Credit, depending on the Indexed Strategy you select. The Coupon Credit both reduces potential losses and increases potential gains. The Buffer and Floor Credits both reduce potential losses but do not increase potential gains. Your investment exposure to positive index performance is unlimited during and at the end of the Indexed Strategy Term.

We do not provide any level of protection from negative index performance prior to the end of the Indexed Strategy Term. You are only protected from potential losses at the end of the Indexed Strategy Term when we apply the Indexed Strategy Credit.

All obligations of the Company are subject to its creditworthiness and claims paying ability.

We reserve the right to stop offering Floor or Buffer Indexed Strategies in the future. If we exercise this right, you will be limited to the Fixed Interest Strategy and the Coupon Indexed Strategy, which may provide less than 1% of downside protection. We guarantee always to offer the Fixed Interest Strategy and the Coupon Indexed Strategy. You may lose money, including some or substantially all of your Purchase Payments and any credited Interest. Depending on the performance of the Reference Index for any Indexed Strategy or Strategies you select, such losses may be significant. The risk of loss is greater if you take a withdrawal from or surrender the Contract before the end of an Indexed Strategy Term. This is because Indexed Strategy Credits are only applied at the end of the applicable Indexed Strategy Term, and any amounts withdrawn or surrendered before the end of the Indexed Strategy Term will not be subject to downside protection. In other words, amounts withdrawn or surrendered during an

Indexed Strategy Term will reduce the amount of the Indexed Strategy Credit at the end of the Indexed Strategy Term, and that reduction could be significant. This also means that amounts available for withdrawals during the Indexed Strategy Term, including required minimum distributions, systematic withdrawals, annuitization, death benefit payments, amounts payable upon exercise of your right to cancel the Contract and full surrender, could be less, even significantly less, than at the end of the Indexed Strategy Term.

Also, we will apply a Withdrawal Charge, subject to any available Free Withdrawal Amount, to any withdrawal from or full surrender of the Contract during the first six Contract Years (the “Withdrawal Charge Period”).

For additional information on risks associated with owning the Contract, see the “Contract Risk Factors” section.

The Company is not an investment advisor and does not provide any investment advice with respect to the Contract. J. Alden Associates, Inc. (“Alden Associates”) is the underwriter for the Contract. Alden Associates does not provide any investment advice to you with respect to the Contract. The Contract is available for purchase exclusively online at www.gainbridge.io (“Gainbridge website”), which is operated and maintained by Gainbridge Insurance Agency, LLC (“Gainbridge Insurance Agency”), an affiliate of the Company. The Gainbridge website is a digital platform that provides investors with direct access to apply for, purchase, and manage select annuity products online. Sales of the Contract and other annuity products through the Gainbridge website are made via direct response solicitation without a recommendation by the Company, Gainbridge Insurance Agency, Alden Associates, or any other third-party sales organization are not subject to state or federal suitability requirements or best interest obligations.

The Contract is a complex insurance and investment vehicle. Before you invest, you should carefully read this Prospectus and consider consulting with a third-party financial professional about whether the Contract’s features, benefits, risks, and fees are appropriate for you based on your financial situation and objectives. Please see the “Self-Directed Purchase Risk” in the “Contract Risk Factors” section. The Company, Alden Associates, and Gainbridge Insurance Agency do not provide any investment advice to you with respect to the Contract. This Prospectus describes all material rights and obligations under the Contract but is not the Contract or made part of the Contract. You should therefore familiarize yourself with the Contract. Furthermore, you should study this Prospectus in conjunction with any applicable Prospectus supplements and retain them along with a copy of the Contract for future reference.

If you are a new investor in the Contract, you may cancel your Contract for any reason within 10 days of receipt, without paying fees or penalties, or within any longer period as required by applicable law in the state where the Contract was delivered. Upon cancellation, you will receive an amount equal to the Contract Value (which will reflect investment performance, positive or negative), unless applicable state law requires the return to be based on the Purchase Payments paid or another amount. See the “Right to Cancel” section for more detail.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is not an offer to sell securities, and is not soliciting an offer to buy securities, in any state where the offer or sale is not permitted. The Contract is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

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1.	Definitions

Accumulation Phase: The period of time during which You may allocate the Contract Value to one or more Strategies, which will end on the Annuity Income Date.

Annuitant: The individual identified as the Annuitant in the Contract, or as changed in accordance with the Contract, on whose life Settlement Option payments involving a life contingency is based. The Annuitant must be a natural person. The Annuitant must be the Owner.

Annuity Income Date: The date on which the first annuity payment is made pursuant to any Settlement Option under the Contract. The Annuity Income Date cannot be later than the Maturity Date.

Application: The written document(s) and any written supplements to it that were completed to request the Contract and are attached to the Contract.

Beneficiary or Beneficiaries: The person(s) or entity(ies) to whom the Death Benefit will be paid.

Buffer: The maximum Buffer Credit payable at the end of the applicable Indexed Strategy Term for the Buffer Indexed Strategy. The Buffer for any Indexed Strategy Term for the Buffer Indexed Strategy will equal the Buffer Credit Base multiplied by the Buffer Factor.

Buffer Credit: An amount credited to the Indexed Strategy Value for the Buffer Indexed Strategy at the end of each Indexed Strategy Term for the Buffer Indexed Strategy. The Buffer Credit can never be less than zero.

Buffer Credit Base: The value used to determine each Buffer Credit. At the start of each Indexed Strategy Term, the Buffer Credit Base is equal to the amount allocated to the Buffer Indexed Strategy for such Indexed Strategy Term and is adjusted to reflect any Deductions from the Buffer Indexed Strategy over the applicable Indexed Strategy Term. The Buffer Credit Base is not available for withdrawal, surrender, as a Death Benefit, or for application to any Settlement Option.

Buffer Factor: The percentage applied over the Indexed Strategy Term for the Buffer Indexed Strategy to the Buffer Credit Base when determining the Buffer.

Buffer Indexed Strategy: An Indexed Strategy that limits the amount of negative Interest that may be applied by providing a Buffer Credit at the end of the applicable Indexed Strategy Term.

Business Day: Any day the New York Stock Exchange (“NYSE”) is open for regular trading and that is a day on which we process financial transactions and requests. We will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (i) on a day that is not a Business Day or (ii) after the close of regular trading on the NYSE, which is normally 4:00 p.m., Eastern Time.

Code: The Internal Revenue Code of 1986, as amended.

Contract Anniversary: The date in each calendar year on the anniversary of the Contract Date. If the Contract is issued on February 29th, the Contract Anniversary will be March 1st of each subsequent year.

Contract Date: The effective date of the Contract.

Contract Value: The sum of the Fixed Interest Strategy Value and all applicable Indexed Strategy Values.

Contract Year: The period from the Contract Date to, but not including the first Contract Anniversary or from one Contract Anniversary to, but not including, the immediately following Contract Anniversary, as the case may be. For example, if the Contract Date is January 17, 2022, then the first Contract Year is the twelve-month period between January 17, 2022 and January 16, 2023.

Coupon Credit: An amount credited to the Indexed Strategy Value for the Coupon Indexed Strategy at the end of each Indexed Strategy Term for the Coupon Indexed Strategy. The Coupon Credit can never be less than zero.

Coupon Credit Base: The value used to determine each Coupon Credit. At the start of each Indexed Strategy Term, the Coupon Credit Base is equal to the amount allocated to the Coupon Indexed Strategy for such Indexed Strategy Term and is reduced, dollar-for-dollar, to reflect any Deductions from the Coupon Indexed Strategy over the applicable Indexed Strategy Term. The Coupon Credit Base is not available for withdrawal, surrender, as a Death Benefit, or for application to any Settlement Option.

Coupon Indexed Strategy: An Indexed Strategy that provides an additional Coupon Credit at the end of the applicable Indexed Strategy Term, whether the performance of the Reference Index is positive of negative over the applicable Indexed Strategy Term. We guarantee to always offer the Coupon Indexed Strategy.

Coupon Rate: The percentage applied over the Indexed Strategy Term for the Coupon Indexed Strategy to the Coupon Credit Base when determining the Coupon Credit. Because the Coupon Credits are issued quarterly at the end of each three-month Indexed Strategy Term, each Coupon Credit is calculated by applying 25% of the annual Coupon Rate.

Daily Index Credits: The interest we credit at the end of each Business Day during the Indexed Strategy Term (including the last day of the Indexed Strategy Term), based on the change in the value of the Reference Index from the previous Business Day, which may be positive or negative.

Death Benefit: The amount payable to the Beneficiaries upon the death of the Owner.

Deductions: For each Indexed Strategy, all amounts deducted that reduce the Indexed Strategy Value during the Indexed Strategy Term, including but not limited to withdrawals, Withdrawal Charges, any optional benefit fees, and reallocations away from the relevant Indexed Strategy.

Due Proof of Death: An original or an originally certified copy of an official death certificate, or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and, in respect of each Beneficiary, our claim form, properly completed, and any other information or documents we may request to establish the identity of any Beneficiary.

Fixed Interest Rate: The annual interest rate, which is subject to a guaranteed minimum, applicable to the Fixed Interest Strategy. The initial Fixed Interest Rate is identified in the Contract. We will specify in each annual statement the Fixed Interest Rate for the following Contract Year.

Fixed Interest Strategy: The methodology for calculating and crediting Interest at the Fixed Interest Rate. We guarantee to always offer the Fixed Interest Strategy.

Fixed Interest Strategy Value: The total current value of your allocations to the Fixed Interest Strategy.

Floor Credit: An amount credited to the Indexed Strategy Value for the Floor Indexed Strategy at the end of each Indexed Strategy Term for the Floor Indexed Strategy. The Floor Credit can never be less than zero.

Floor Credit Base: The value used to determine each Floor Credit. The Floor Credit Base represents the minimum Indexed Strategy Value guaranteed at the end of the Indexed Strategy Term for the Floor Indexed Strategy. At the start of each Indexed Strategy Term the Floor Credit Base is equal to the product of (i) the amount allocated to the Floor Indexed Strategy for such Indexed Strategy Term and (ii) the Floor Factor, which is adjusted to reflect any Deductions from the Floor Indexed Strategy over the remainder of the applicable Indexed Strategy Term. The Floor Credit Base is not available for withdrawal, surrender, as a Death Benefit, or for application to any Settlement Option.

Floor Factor: The percentage applied to calculate the Floor Credit Base at the beginning of the Indexed Strategy Term for the Floor Indexed Strategy.

Floor Indexed Strategy: An Indexed Strategy that establishes a minimum Indexed Strategy Value by providing a Floor Credit at the end of the applicable Indexed Strategy Term.

Free Withdrawal Amount: The aggregate amount of withdrawals you may make in any Contract Year without incurring a Withdrawal Charge.

Guaranteed Annuity Payment Period: The certain period of time selected by you during which annuity payments are guaranteed to be paid under any available Settlement Option that provides guaranteed payments over a specified period of time, whether or not the Annuitant is living.

Indexed Strategy: Each methodology available under the Contract for calculating and crediting interest based on the performance of the Reference Index. We reserve the right to discontinue offering, or accepting reallocations into, any particular Indexed Strategy; however, we guarantee to always offer the Fixed Indexed Strategy and the Coupon Indexed Strategy.

Indexed Strategy Credit: A credit that accrues at the end of the applicable Indexed Strategy Term and includes, as may be applicable, each of the Buffer Credits, Coupon Credits, Floor Credits, and any credits accrued at the end of the applicable Indexed Strategy Term for any other Indexed Strategy that may become available under the Contract.

Indexed Strategy Term: For each Indexed Strategy, the time period during which the Contract Value you have allocated to the Indexed Strategy is held in the Indexed Strategy. Reallocations into or out of any Indexed Strategy may only be made at the end of the Indexed Strategy Term. Indexed Strategy Credits are only applied at the end of the Indexed Strategy Term. The end of any Indexed Strategy Term may not exceed the Maturity Date.

Indexed Strategy Value: For each Indexed Strategy, the total current value of your allocations to that Indexed Strategy.

Interest: Any amount we credit to a Strategy to which you have made allocations. For any amount allocated to the Fixed Interest Strategy, we will calculate and credit Interest on each Business Day at the Fixed Interest Rate. For any amount allocated into any Indexed Strategy, we will credit Interest (i) at the end of each Business Day (including the last day of the Indexed Strategy Term) in an amount equal to the Daily Index Credit for such Business Day and (ii) at the end of each Indexed Strategy Term in an amount equal to the Indexed Strategy Credit for such Indexed Strategy Term.

Maturity Date: The latest date on which you may elect a Settlement Option. The Maturity Date is the Contract Anniversary following the day on which the Annuitant turns age 100. The Maturity Date is fixed and may not be changed.

Owner (“you,” “your”): The owner of the Contract, as identified in the Contract, or as changed in accordance with the Contract.

Premium Tax: The amount of tax, if any, charged by the state or municipality in which your Contract is issued.

Purchase Payment: Any amount paid to the Company as consideration for the benefits provided by the Contract, including both the initial Purchase Payment and any additional Purchase Payment(s) made within the Purchase Payment Period. The minimum initial Purchase Payment we will accept in the Contract without prior Company approval is $1,000.

Purchase Payment Period: The period of time during which we will accept Purchase Payments. We will only accept additional Purchase Payments that we receive on or before the last Business Day of the Purchase Payment Period.

Qualified Contract: A Contract used in connection with a personal retirement or deferred compensation plan that receives favorable U.S. federal income tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code.

Qualified Contracts issued by the Company are subject to the terms of the Qualified Contract endorsement, attached to your Contract. All Contracts other than Qualified Contracts are “Non-Qualified Contracts.”

Reference Index Value: On any Business Day, the reported closing value of the Reference Index as of the close of trading on the NYSE on that Business Day. For any day when the closing value of the Reference Index is not reported as of the close of trading on the NYSE, the Reference Index Value is the reported closing value of the Reference Index on the previous Business Day.

Separate Account: The non-insulated separate account of the Company identified as CSLIC Gainbridge Sep 2. The Separate Account consists of assets set aside by the Company, the investment performance of which is separate from that of the general assets of the Company.

Service Address: The address to which all correspondence concerning the Contract should be sent. The Service Address is P.O. Box 80242, Indianapolis, Indiana 46280-0242.

Settlement Option: Any available payment option from which you may select to annuitize the Contract.

Strategy: Any of the Fixed Interest Strategy or Indexed Strategies. We may from time to time add Strategies as approved under the applicable regulatory authority. We reserve the right to discontinue offering, or accepting reallocations into, any particular Strategy; however, we guarantee to always offer the Fixed Interest Strategy and the Coupon Indexed Strategy.

Surrender Value: The amount you would receive in connection with a full surrender of the Contract. The Surrender Value on any date is equal to the Contract Value at the end of the day on such date, less any applicable Withdrawal Charges.

Withdrawal Charge Percentage: The rate used for calculating Withdrawal Charges with respect to any Contract Year.

Withdrawal Charge Period: The certain period of time during which we charge a Withdrawal Charge in connection with any withdrawal from or full surrender of the Contract. The Withdrawal Charge Period begins on the Contract Date and does not reset for additional Purchase Payments made during the Purchase Payment Period.

Withdrawal Charges: The charges we will subtract from the Contract Value in the event that a withdrawal or surrender is made from the Contract during the lifetime of the Owner prior to the end of the Withdrawal Charge Period.

Written Request: A request in writing received by us and signed by you in a form acceptable to us. Written Requests may be sent via mail to the Service Address or any electronic means acceptable to us.

2.	At a Glance Product Summary

What is the OneUpSM RILA and who is it designed for?

The OneUpSM RILA is a modified single premium individual deferred annuity contract that may help you accumulate retirement or other savings. It is also known as a registered indexed-linked annuity or RILA. Your Contract can help you save for retirement because your Contract Value can earn Interest from the Fixed Interest Strategy or one or more Indexed Strategies on a tax-deferred basis and you can later elect to receive retirement income for life or a period of years.

The Contract is intended for long-term investment purposes and not for someone who needs ready access to cash. It is designed for an investor who seeks a higher level of protection for their investment than is available with variable annuities, while providing potential higher returns than are available on traditional fixed annuities. The Contract is not intended for someone who is seeking complete protection from downside risk.

The Contract has an Accumulation Phase, during which you may allocate your Contract Value to available Strategies that offer different levels of potential income and different protection against investment loss. The

Accumulation Phase ends on the Annuity Income Date, which is the earlier of the date on which you begin to receive annuity payments pursuant to any Settlement Option and the Maturity Date. The following is a brief description of the key features related to the Contract.

How can I purchase the Contract?

The Contract is available for Owners who are 80 and younger. You can purchase the Contract with a minimum Purchase Payment of $1,000. The Contract is a modified single premium contract, which means we will accept additional Purchase Payments for a limited period of time.

We will not accept any Purchase Payments after the end of the Purchase Payment Period or after the Owner attains age 80. Currently, the Purchase Payment Period is 180 days from the Contract Date, which is the date we issue your Contract and it becomes effective. We may change the Purchase Payment Period for future purchasers of the Contract. You will be permitted to make subsequent Purchase Payments during the Purchase Payment Period, in increments equal to or greater than $500, as long as the total Purchase Payments do not exceed $3,000,000 without prior Company approval. You are not required to make any subsequent Purchase Payments.

In all events, no Purchase Payments are permitted on or after the Annuity Income Date. Furthermore, we reserve the right to not accept any Purchase Payment.

On the Contract Date, we will allocate your initial Purchase Payment to one or more Strategies based on the selection you made on the Application. You may only allocate Purchase Payments to Indexed Strategies on your Contract Date and at the beginning of new Indexed Strategy Terms. New Indexed Strategy Terms begin on the Contract Date and every three months thereafter (i.e., on a quarterly basis) for all Indexed Strategy types. We will allocate any Purchase Payment we receive after the Contract Date during the Purchase Payment Period to the Fixed Interest Strategy until the beginning of the next available Indexed Strategy Term (i.e., the next quarterly anniversary of the Contract Date), at which time they can be reallocated as described in the “Allocation and Reallocation of Purchase Payments and Contract Value” section. This means any Purchase Payment received after your Contract Date will not participate in any index performance until (and if) you reallocate it to an Indexed Strategy at the beginning of a subsequent Indexed Strategy Term.

You may allocate Purchase Payments to multiple Indexed Strategy Terms of the same Indexed Strategy. For example, if you make an initial Purchase Payment of $10,000 and allocate it to a six-year Buffer Indexed Strategy beginning on the Contract Date. If you make another Purchase Payment of $5,000 during the Purchase Payment Period, you could allocate it to another six-year Buffer Indexed Strategy beginning on the quarterly anniversary of the Contract Date.

The Contract is available for purchase exclusively at www.gainbridge.io, known as either the Gainbridge platform or the Gainbridge website, which is operated and maintained by Gainbridge Insurance Agency. The Gainbridge website is a self-directed digital insurance agency platform that provides investors with direct access to apply for, purchase, and manage select annuity products online. Sales of the Contract and other annuity products through the Gainbridge website are made without a recommendation by the Company, Gainbridge Insurance Agency, Alden Associates, or any other third-party sales organization and are not subject to state or federal suitability requirements or best interest obligations. See “Self-Directed Purchase Risk” later in the Prospectus. Before you invest, you should carefully read this Prospectus and consider consulting with a third-party financial professional about whether the Contract’s features, benefits, risks, and fees are appropriate for you based on your financial situation and objectives. See also the “Other Information – Distribution” section.

To complete the electronic application process, you must create an online account, which includes providing personal information about yourself and any Beneficiaries designated by you, along with other information as may be required by law. Once you establish your online account, a personal document file (PDF) application will be generated for your review and electronic signature. During the review and electronic signature process, you will be asked to review and sign an Electronic Transactions Opt-In Consent and Disclosure Agreement whereby you will indicate your agreement and consent to the exclusive use of electronic transactions, electronic signatures, and electronic delivery of this Prospectus, your application and Contract, and all statements, communications, and other documents related to your Contract. Following registration for an account on the Gainbridge website and the purchase of a Contract, you will be able to receive and view copies of this Prospectus, and your application and Contract, as well as annual and confirmation statements, up to date communications, notices, disclosures, and other documents related to your Contract through the Gainbridge website. Further, You will be able to view, print, and download full copies of all documents in your account directly from the Gainbridge website. In addition, you may request paper copies of these documents to be mailed to you through the chat function on the Gainbridge website, by calling (866) 252-9439, or by writing to our Service Address.

For more information, see the “Purchasing the Contract” section.

What investment options are available?

The Contract offers a Fixed Interest Strategy and Indexed Strategies.

What is the Fixed Interest Strategy?

The Fixed Interest Strategy accrues Interest daily at the Fixed Interest Rate, which will always be equal to or greater than the guaranteed minimum fixed interest rate of 1.00%. The current Fixed Interest Rate is guaranteed for each Contract Year and will be provided in a notice prior to the end of each Contract Year with respect to the subsequent Contract Year.

For more information, see the “Fixed Interest Strategy” section.

What are the Indexed Strategies?

The Indexed Strategies accrue Interest daily based on changes in the value of the Reference Index throughout the Indexed Strategy Term (including on the last day), which can be positive or negative. Each Indexed Strategy is linked to the performance of a Reference Index for an Indexed Strategy Term. We calculate and credit Interest for each Indexed Strategy both at the end of an Indexed Strategy Term and during an Indexed Strategy Term based on changes in the value of the Reference Index. By investing in an Indexed Strategy, you are not investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or in any underlying securities. For more information about how Interest is calculated and credited, see the “Contract Value” section.

We currently offer three Indexed Strategies: the Buffer Indexed Strategy, the Coupon Indexed Strategy, and the Floor Indexed Strategy. We currently offer 72-month (six-year) Indexed Strategy Terms for the Buffer Indexed Strategy and the Floor Indexed Strategy, and three-month Indexed Strategy Terms for the Coupon Indexed Strategy. When you choose an Indexed Strategy, you should consider the length of the term and the level of protection of the Indexed Strategy in your selection. Specifically, the Buffer and Floor Strategies provide a stated level of downside protection at the end of any 72-month Indexed Strategy Term, respectively, whereas the Coupon Strategy, with a shorter three-month Indexed Strategy Term, does not provide a stated level of downside protection at the end of each three-month term but instead provides positive credits, which serve to reduce any losses.

Certain Indexed Strategies may not be available in your state if you purchase the Contract. For more information, see Appendix B-State Variation Chart.

There are two Reference Indices available: the S&P 500® Total Return Index and the S&P 500® Price Return Index. The S&P 500® Total Return Index is the Reference Index for the Coupon Indexed Strategy, and the S&P 500® Price Return Index is the Reference Index for the Buffer Indexed Strategy and the Floor Indexed Strategy. For more information about the Reference Indices, see the “About the Reference Indices” section.

There is no guarantee that the Reference Index will remain available for the entire time you own your Contract or for the duration of any individual Indexed Strategy Term. We may remove an existing Reference Index for future allocations. We may also substitute a Reference Index during an Indexed Strategy Term. For more information, see the “Substitution and/or Removal of a Reference Index” section.

The following chart lists the combination of Indexed Strategy, Reference Index, Indexed Strategy Term, and, as applicable, Buffer Factor, Coupon Rate, and Floor Factor that are currently available:

Indexed Strategy	Reference Index	Indexed Strategy Term	Buffer Factor, Coupon Rate, or Floor Factor, as applicable
Buffer Strategy	S&P 500® Price Return Index	72 Months (6 Years)	Buffer Factor: 40.00%
Coupon Strategy	S&P 500® Total Return Index	3 Months	Coupon Rate: 0.25% per Indexed Strategy Term; 1% annually for four Indexed Strategy Terms
Floor Strategy	S&P 500® Price Return Index	72 Months (6 Years)	Floor Factor: 90.00%

None of the Indexed Strategies limits exposure to upside performance, either during or at the end of the Indexed Strategy Term.

The Indexed Strategies offer different levels of downside protection against negative Interest, resulting from negative performance of the Reference Index, through the payment of an Indexed Strategy Credit on the last day of the Indexed Strategy Term. The Indexed Strategy Credit will never be less than zero. The Indexed Strategies do not offer any level of downside protection on any other day of the Indexed Strategy Term. This is because the Buffer Credit, Coupon Credit and Floor Credit only apply on the last day of the Indexed Strategy Term. In other words, amounts withdrawn or surrendered during an Indexed Strategy Term will reduce the amount of the Indexed Strategy Credit at the end of the Indexed Strategy Term, and that reduction could be significant. Therefore, the Indexed Strategy Value available for withdrawal during the Indexed Strategy Term, including required minimum distributions, systematic withdrawals, annuitization, Death Benefit payments, amounts payable upon exercise of your right to cancel the Contract and full surrender, could be less, even significantly less, than at the end of the Indexed Strategy Term.

The Coupon Credit both reduces potential losses and increases potential gains. The Buffer and Floor Credits each reduce potential losses but do not increase potential gains.

We may change the available Indexed Strategies in the future before the start of a new Indexed Strategy Term and/or add additional Indexed Strategies. Such Indexed Strategies may include features that limit upside performance, include new Reference Indices, or provide longer or shorter Indexed Strategy Terms. We will never offer a Buffer Factor less than 20.00%; a Coupon Rate less than 0.20% annually; or a Floor Factor less than 75.00%. We reserve the right to stop offering new Floor or Buffer Indexed Strategies in the future. If we exercise this right, you will be limited to the Fixed Interest Strategy or the Coupon Indexed Strategy, which may provide less than 1% of downside protection. We guarantee always to offer the Fixed Interest Strategy and the Coupon Indexed Strategy.

For more information, see the “Available Strategies” section.

How is Interest credited to the Indexed Strategies?

We calculate a Daily Index Credit, which can be positive or negative, for each Indexed Strategy on each Business Day of the Indexed Strategy Term (including on the last day) based on changes in the value of the Reference Index. We calculate an Indexed Strategy Credit, which can only be greater than or equal to zero, at the end of the Indexed Strategy Term. You may therefore lose money, including some or substantially all of your Purchase Payments and any previously credited Interest. Depending on the performance of the Reference Index for any Indexed Strategy or Strategies you select, such losses may be significant. By investing in an Indexed Strategy, you are not investing in the

Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or in any underlying securities.

Daily Index Credits. During the Indexed Strategy Term, we compare the value of the Reference Index at the end of each Business Day (including the last day of the Indexed Strategy Term) to its value at the end of the previous Business Day to determine the Daily Index Credit. The Daily Index Credit will reflect the Reference Index’s positive or negative performance without adjustment.

The Indexed Strategy Value will be increased or decreased by the application of the Daily Index Credit on each Business Day throughout the Indexed Strategy Term. We do not provide any level of protection from negative index performance prior to the end of the Indexed Strategy Term

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Your investment exposure to positive index performance is unlimited during the Indexed Strategy Term. For more information about how Daily Index Credits are calculated and credited, see the “Daily Index Credits” section.

Indexed Strategy Credits. On the last day of each Indexed Strategy Term, in addition to the Daily Index Credit, we calculate and credit the Indexed Strategy Credit. Depending on the Indexed Strategy you choose, the Indexed Strategy Credit will be in the form of a Buffer Credit, Coupon Credit, or Floor Credit. If the Indexed Strategy Credit is greater than zero, it will provide some level of downside protection at the end of the Indexed Strategy Term or, in the case of the Coupon Indexed Strategy, the Coupon Credit will either provide some downside protection or increase gains at the end of the Indexed Strategy Term. The Indexed Strategy Credit will never be less than zero.

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If the Reference Index performance is positive over the Indexed Strategy Term, your Indexed Strategy Value at the end of the Indexed Strategy Term will reflect the positive performance without adjustment (due to the application of the Daily Index Credits over the course of the Indexed Strategy Term), plus, in the case of the Coupon Indexed Strategy, application of the Coupon Credit. This means that your investment exposure to positive index performance is unlimited and can be increased by the Coupon Credit, if applicable.

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If the Reference Index performance is negative over the Indexed Strategy Term, your Indexed Strategy Value at the end of the Indexed Strategy Term will reflect the negative performance (due to the application of the Daily Index Credits over the course of the Indexed Strategy Term), subject to a stated level of downside protection provided by the Indexed Strategy Credit, if any. This means that we may provide some level of protection from negative index performance over the Indexed Strategy Term.

For more information about how the Indexed Strategy Credits are calculated and credited, see the “Available Strategies” section and the “Contract Value” section.

The Buffer Credit, Coupon Credit, and Floor Credit only apply on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term. You are not protected from losses at any other point during the Indexed Strategy Term. Please see the discussion below under “How can I access my money?” for information about how the unavailability of the Indexed Strategy Credit on any day other than the last day of the Indexed Strategy Term increases the risk of loss. if you take a withdrawal from or surrender the Contract before the end of Indexed Strategy Term. In addition, amounts withdrawn during an Indexed Strategy Term will reduce the amount of the Indexed Strategy Credit at the end of the Indexed Strategy Term, and that reduction could be significant. See the “Contract Value” section.

What is the Buffer Indexed Strategy?

The Buffer Indexed Strategy provides downside protection by offsetting losses up to a maximum amount (i.e., the Buffer). If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, a Buffer Credit is credited to the Indexed Strategy Value, which will reduce these losses, in whole or in part, up to the Buffer. You will bear any losses in excess of the Buffer. The Buffer is calculated as a percentage (“Buffer Factor”) of the amount you allocated to the Buffer Indexed Strategy, adjusted to reflect any Deductions from the Buffer Indexed Strategy over the applicable Indexed Strategy Term (the

“Buffer Credit Base”). The Buffer Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Buffer Credit will be zero because the Buffer Credit does not increase potential gains. It only provides downside protection in the event of negative index performance over the Indexed Strategy Term.

For example: If the Reference Index performance over the Indexed Strategy Term is -15.00% and the Buffer Factor is 10.00%, we will protect you from 10.00% of the negative Reference Index performance by providing a Buffer Credit at the end of the applicable Indexed Strategy Term equal to 10.00% of the negative Reference Index performance, and you will bear the loss of -5.00% (the extent to which the negative Reference Index performance exceeds the Buffer Factor). This example assumes you do not make any Deductions from the Buffer Indexed Strategy over the applicable Indexed Strategy Term, which will reduce the Buffer Credit.

For more detailed examples, see the “Buffer Indexed Strategy Value” section.

What is the Coupon Indexed Strategy?

The Coupon Indexed Strategy provides a Coupon Credit that both reduces potential losses and increases potential gains, regardless of whether the performance of the Reference Index over the Indexed Strategy Term has been positive or negative. This means that the Coupon Credit will always increase any gains when the performance of the Reference Index is positive over the Indexed Strategy Term and will always reduce any losses when the performance of the Reference Index is negative over the Indexed Strategy Term. The Coupon Credit is calculated as a percentage (“Coupon Rate”) of the amount you allocated to the Coupon Indexed Strategy, adjusted to reflect any Deductions from the Coupon Indexed Strategy over the applicable Indexed Strategy Term (“Coupon Credit Base”). The Coupon Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term. It also means you are not eligible for any increased gains before the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Coupon Credit is credited to the Indexed Strategy Value, which will reduce these losses, in whole or in part. You will bear any losses in excess of the Coupon Credit.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Coupon Credit is credited to the Indexed Strategy Value, which will increase these gains.

For example: If the Reference Index performance over the Indexed Strategy Term is 15.00% and the Coupon Rate is 0.25%, we will credit you with an additional 0.25% of your initial Indexed Strategy Value by providing a Coupon Credit at the end of the Indexed Strategy Term, increasing your gains from 15.00% to 15.25%. Alternatively, if the Reference Index performance over the Indexed Strategy Term is -15.00%, we will credit you with an additional 0.25% of your initial Indexed Strategy Value by providing a Coupon Credit at the end of the applicable Indexed Strategy Term, reducing your losses from -15.00% to -14.75%. This example assumes you do not make any Deductions from the Coupon Indexed Strategy over the applicable Indexed Strategy Term, which will reduce the Coupon Credit.

For more detailed examples, see the “Coupon Indexed Strategy Value” section.

What is the Floor Indexed Strategy?

The Floor Indexed Strategy provides downside protection by establishing a minimum Indexed Strategy Value (“Floor Credit Base”).

If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, a Floor Credit is credited to the Indexed Strategy Value, which will reduce these losses to the extent they exceed the Floor Credit Base. You will bear any losses up to the Floor Credit Base. The Floor Credit Base is calculated as a percentage (“Floor Factor”) of the amount you allocated to the Floor Indexed Strategy, adjusted to reflect any Deductions from the Floor Indexed Strategy over the applicable Indexed Strategy Term. The Floor Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Floor Credit will be zero because the Floor Credit does not increase potential gains. It only provides downside protection in the event of negative index performance over the Indexed Strategy Term.

For example: If the Reference Index performance over the Indexed Strategy Term is -15.00% and the Floor Factor is 90.00%, we will protect you from 5.00% of the negative Reference Index performance by providing a Floor Credit at the end of the applicable Indexed Strategy Term equal to 5.00% of the negative Reference Index performance, and you will bear the loss of -10.00% (the negative Reference Index performance in excess of the Floor Credit). This example assumes you do not make any Deductions from the Floor Indexed Strategy over the applicable Indexed Strategy Term, which will reduce the Floor Credit.

For more detailed examples, see the “Floor Indexed Strategy Value” section.

Do the Indexed Strategies limit my upside exposure?

No. Your investment exposure to positive index performance is unlimited during the Indexed Strategy Term, including on the last day. The Daily Index Credit will credit any positive Reference Index performance on each Business Day of the term, without any adjustment. If the Reference Index performance is positive over the Indexed Strategy Term, the Indexed Strategy Credit on the last day of the term will be zero or positive depending on your Indexed Strategy election.

Can I reallocate my Indexed Strategy Value at the end of an Indexed Strategy Term to a different Strategy? Can I stay in the same Strategy?

You may request to reallocate your Contract Value at the end of any Indexed Strategy Term among the available Strategies. Prior to the end of each Indexed Strategy Term in which you are invested, we will provide you with a reallocation notice showing the current Fixed Interest Rate and available Indexed Strategies for the next Indexed Strategy Term. To reallocate your Contract Value, you must provide us your new allocation instructions at least 10 days prior to the end of each Indexed Strategy Term. You may submit your instructions by Written Request on our form or by other means acceptable to us, which may include by telephone or by electronic submission as we may specify on the reallocation notice.

You may reallocate Fixed Interest Strategy Value into any available new Indexed Strategy Term. You may not reallocate Indexed Strategy Value prior to the end of the Indexed Strategy Term. At the end of any Indexed Strategy Term, you may reallocate your Indexed Strategy Value to (1) the Fixed Interest Strategy, and/or (2) any available new Indexed Strategy Term.

If we do not receive your Written Request for a reallocation at least 10 days prior to the end of the Indexed Strategy Term, as specified in the reallocation notice, you will be deemed to have elected to continue the same allocations, without any reallocation, or rebalancing from the previous Indexed Strategy Term. If this occurs, you will not have the ability to transfer the reinvested amount out of the Indexed Strategy until the end of the Indexed Strategy Term. In the case of the Buffer or Floor Indexed Strategies, this would be a 72-month (six-year) Indexed Strategy Term. In the case of the Coupon Indexed Strategy, this would be a three-month Indexed Strategy Term. Your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, apply your Contract Value to a

Settlement Option, or take a withdrawal from the Indexed Strategy or surrender your Contract, which may incur Withdrawal Charges. Any proceeds applied to a Settlement Option, withdrawals and/or surrender would not be subject to any level of downside protection and not be eligible for any Coupon Credit, if applicable. In the case of a withdrawal, this could significantly reduce or eliminate Indexed Strategy Credits for the Indexed Strategy Term. Withdrawals and surrenders may be subject to federal and state income taxes, including a 10% additional tax before age 59 1⁄2.

All Indexed Strategies may not be available for reallocation at the start of any new Indexed Strategy Term. If an Indexed Strategy you are invested in becomes unavailable and we do not timely receive your Written Request for reallocation, we will automatically reallocate your Indexed Strategy Value to the Fixed Interest Strategy. In this case, you will not have the ability to transfer the amount that was reallocated to the Fixed Interest Strategy into an Indexed Strategy until the start of the next available Indexed Strategy Term for the applicable Indexed Strategy.

Allocations and reallocations to any Strategy must be in whole percentages and not less than $500. You may not allocate Contract Value to an Indexed Strategy Term that ends after the Maturity Date. We may remove an existing Reference Index for future allocations.

For more information, see the “Allocation and Reallocation of Purchase Payments and Contract Value” section.

How is my Contract Value determined?

The Contract Value on any date equals the sum of the Fixed Interest Strategy Value and all Indexed Strategy Values as of such date. We may return the remaining Contract Value to you, reduced by any applicable Premium Tax or similar tax, in a lump sum payment if at any time the Contract Value is less than $500.

Who supports the guarantees provided by my OneUpSM RILA Contract?

All guarantees under the Contracts are backed by the Company’s general account, which consists of all assets of the Company other than those allocated to an insulated separate account of the Company and is subject to the claims of creditors. Guarantees supported by the Company’s general account are subject to the claims-paying ability of the Company.

We hold certain assets in a Separate Account we established to help support our guarantees under the Contracts. Like our general account, all of the assets of the Separate Account are subject to the liabilities arising from any of our other contract holders, creditors and other business, in addition to being chargeable with the claims under this Contract. Owners of the Contract do not participate in the performance of the assets held in the Separate Account and do not have any direct claim on them. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our general account. You should look to the financial strength of the Company for its claims-paying ability.

How can I access my money?

During the Accumulation Phase, you may make unlimited withdrawals from the Contract Value by Written Request. We will reduce the Contract Value by the amount of the withdrawal and any applicable Withdrawal Charges. Because the Death Benefit is equal to the Contract Value, withdrawals will also reduce the value of the Death Benefit. If a withdrawal reduces the Contract Value below $500, then we will treat your withdrawal request as a full surrender of the Contract. You should bear in mind that your ability to increase your Contract Value (and Death Benefit) through additional Purchase Payments is limited by the Purchase Payment Period.

You may specify how any withdrawal is to be taken from among the Strategies to which you are allocated at the time of the Written Request. If no direction is provided, then we will deduct the withdrawal from each Strategy to which you are allocated on a pro rata basis, calculated at the end of the Business Day upon which the withdrawal occurs. Withdrawals, whether from the Fixed Interest Strategy or an Indexed Strategy, will reduce the applicable Strategy’s value dollar-for-dollar by the amount withdrawn plus any applicable Withdrawal Charges.

During the Accumulation Phase, you may also surrender the Contract for the Surrender Value, reduced by the amount of any applicable Premium Tax or similar tax, by Written Request. You must return the Contract along with your Written Request for a surrender. A surrender will terminate the Contract. No benefits will be paid, including the Death Benefit, after termination.

If you make a withdrawal or surrender this Contract during the Withdrawal Charge Period, the Company may apply Withdrawal Charges to the Contract Value, as described in the “Contract Fees and Charges” section. Withdrawals and surrenders may be subject to U.S. federal and state income taxes, including a 10% additional tax before age 59 1⁄2. For more information, see the “Tax Information” section. You will not be permitted to make any withdrawals or surrender the Contract after the Annuity Income Date, following an annuitization of the Contract as described in the “Annuity Payments” section.

If you withdraw amounts from an Indexed Strategy before the end of the Indexed Strategy Term, you may significantly reduce or eliminate the Indexed Strategy Credit applicable at the end of the Indexed Strategy Term. Deductions (which include any applicable Withdrawal Charges) from the Coupon Indexed Strategy during the Indexed Strategy Term will reduce the Coupon Credit Base by the amount of such Deductions on a dollar-for-dollar basis. Deductions from the Buffer or Floor Indexed Strategies during the applicable Indexed Strategy Term will reduce the Buffer or Floor Credit Base on a pro rata basis (i.e., in the same proportion that the Deductions reduce the Indexed Strategy Value), and this reduction could be significantly more than the dollar amount of such Deductions. If the Buffer or Floor Credit Base at the time of any Deduction is greater than the Indexed Strategy Value, the reduction to the Buffer or Floor Credit Base will be greater than the amount of the Deduction. Because the Indexed Strategy Credit at the end of the Indexed Strategy Term is determined with reference to the applicable credit base, these reductions may significantly reduce or eliminate the Indexed Strategy Credit.

Further, you are only protected from potential losses at the end of the Indexed Strategy Term, so the risk of loss is greater if you take a withdrawal from or surrender the Contract before the end of Indexed Strategy Term. This is because Indexed Strategy Credits are only applied at the end of the applicable Indexed Strategy Term. This means that if you make a withdrawal when the Reference Index is performing negatively, any amounts withdrawn will not be subject to any downside protection. This also means that the Indexed Strategy Value available for withdrawals and full surrenders during the Indexed Strategy term could be less, even significantly less, than at the end of the Indexed Strategy Term.

For more information about these risks, see the “Contract Risk Factors” section.

How do I begin receiving annuity income payments?

During the Accumulation Phase, you may elect by Written Request to annuitize the Contract and direct us to apply the entire Contract Value to one of several Settlement Options. Amounts available to annuitize your Contract before the end of an Indexed Strategy Term could be less, even significantly less, than at the end of the Indexed Strategy Term. This is because Indexed Strategy Credits are only applied at the end of the applicable Indexed Strategy Term. This means that if the Reference Index is performing negatively, any amounts applied to a Settlement Option will not be subject to downside protection.

For more information, see the “Annuity Payments” section.

What happens if I die before the Annuity Income Date?

In the event of the death of any Owner during the Accumulation Phase, we will pay the Death Benefit following receipt by us of Due Proof of Death of the Owner, subject to the terms of the Contract and pursuant to the terms of the Beneficiary designation in effect at the time of death of the Owner. The Death Benefit is equal to the Contract Value on the date on which the Company receives Due Proof of Death from at least one Beneficiary plus applicable interest, reduced by any applicable Premium Tax or similar tax. The Death Benefit payable before the end of an Indexed Strategy Term could be less, even significantly less, than it would have been at the end of the Indexed Strategy Term. This is because Indexed Strategy Credits are only applied at the end of the applicable Indexed Strategy Term. This means that if the Reference Index is performing negatively, any Death Benefit amount payable will not be subject to downside protection.

For more information, see the “Benefits Available Under the Contract” section.

What are the costs of owning the Contract?

If you take a withdrawal or surrender the Contract during the Withdrawal Charge Period (i.e., the first six Contract Years), we will apply a Withdrawal Charge, subject to any available Free Withdrawal Amount. The Free Withdrawal Amount is the aggregate amount of withdrawals you may make in any Contract Year without incurring a Withdrawal Charge. The Free Withdrawal Amount does not apply to a full surrender of the Contract. The amount subject to Withdrawal Charges is equal to the amount of total Purchase Payments less any amount you withdrew previously to which we applied Withdrawal Charges. We will not apply Withdrawal Charges on any amounts withdrawn or surrendered in excess of the total Purchase Payments. The Withdrawal Charge Period begins on the Contract Date and does not reset for additional Purchase Payments made during the Purchase Payment Period.

In addition to Withdrawal Charges, we reserve the right to deduct any Premium Taxes or similar tax required by applicable state law in connection with your Purchase Payment or other values under the Contract. We will deduct from any payment under the Contract any withholding taxes or other taxes required by applicable law.

For more information, see the “Contract Fees and Charges” section.

3.	Contract Risk Factors

The Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Self-Directed Purchase Risk

The Contracts are offered solely to self-directed investors through the Gainbridge website at www.gainbridge.io. Purchases of the Contract are made without a recommendation by the Company, Gainbridge Insurance Agency, Alden Associates, or any other third-party sales organization and, therefore, state and federal suitability requirements and best interest obligations do not apply to your purchase of the Contract. Alden Associates is not subject to state or federal suitability requirements or best interest obligations in connection with your purchase of the Contract. This means that a financial professional will not conduct a suitability review of your purchase of the Contract to determine if the Contract’s features, benefits, risks, and fees are appropriate for you based on your financial situation and objectives. The Contract is a complex insurance and investment vehicle designed for long-term investment purposes, and it is not suitable for all investors. It is not intended for someone who needs ready access to cash or who is seeking complete protection from downside risk. The Contract may not be a good fit for your individual circumstances. You should consider consulting with a third-party financial professional. In addition, the Company may benefit from lower distribution costs in connection with self-directed purchases through the Gainbridge website than if the Contracts were sold through financial professionals that receive commissions for Contract sales.

Risk of Loss

Amounts allocated to the Indexed Strategies will fluctuate in value based on the performance of the Reference Index over the applicable Indexed Strategy Term. Interest can be positive or negative, and you may therefore lose money, including some or substantially all of your Purchase Payments and any previously credited Interest. Depending on the performance of the Reference Index for any Indexed Strategy or Strategies you select, such losses may be significant.

While there is also a risk of loss at the end of the Indexed Strategy Term, the risk of loss becomes greater if you take a withdrawal from or surrender the Contract before the end of the Indexed Strategy Term. This is because Indexed Strategy Credits only apply at the end of the applicable Indexed Strategy Term. This means that if you make a withdrawal when the Reference Index is performing negatively, any amounts withdrawn will not be subject to any downside protection. For more information, see the “Available Strategies” section and the “Contract Value” section.

In addition, amounts withdrawn or surrendered during an Indexed Strategy Term will reduce the amount of the Indexed Strategy Credit at the end of the Indexed Strategy Term, and that reduction could be significant.

Last, we will apply a Withdrawal Charge, subject to any available Free Withdrawal Amount, to any withdrawal from or full surrender of the Contract during the Withdrawal Charge Period. Withdrawals and surrenders may be subject to federal and state income taxes, including a 10% additional tax before age 59 1⁄2.

Liquidity Risk

We designed the Contract to be a long-term investment, which you can use to help build and provide income for retirement or to support other long-term savings goals. As such, it is not suitable as a short-term investment vehicle. You may withdraw up to the Free Withdrawal Amount annually without incurring a Withdrawal Charge; however, the remaining Free Withdrawal Amount is not applied to a full surrender of the Contract. Unless an exception applies, withdrawals taken during the Withdrawal Charge Period will be subject to a Withdrawal Charge. For more information, see the “Contract Fees and Charges” section. Withdrawals may be subject to federal and state income taxes, including a 10.00% additional tax before age 59 1⁄2. For more information, see the “Tax Information” section below. Withdrawals are not permitted on or after the Annuity Income Date. Beginning on the Annuity Income Date, your access to your money will be limited to the Settlement Option you selected.

Each Strategy calculates and credits Interest daily. However, Indexed Strategy Credits are credited only at the end of the applicable Indexed Strategy Term. This means that if you make a withdrawal, or surrender your Contract, when the Reference Index is performing negatively, amounts withdrawn or surrendered will not be subject to any downside protection. In addition, any amounts withdrawn during an Indexed Strategy Term will reduce the amount upon which Indexed Strategy Credits are based. Such withdrawals could significantly reduce or eliminate the Indexed Strategy Credit.

Last, amounts available for withdrawals during the Indexed Strategy Term, including for required minimum distributions, systematic withdrawals, annuitization, Death Benefit payments, amounts payable upon exercise of your right to cancel the Contract and full surrender, could be less, even significantly less, than if you waited until the end of the Indexed Strategy Term (when the downside protection features apply; i.e., when any Buffer Credit, Coupon Credit or Floor Credit is credited, as applicable to their respective Indexed Strategy Values).

No Downside Protection Prior to the End of the Indexed Strategy Term Risk

The Buffer Credit, Coupon Credit and Floor Credit only apply on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of Indexed Strategy Term. You are not protected from losses on any other day of the Indexed Strategy Term. If you need to make a withdrawal or surrender the Contract when the Reference Index is performing negatively, your will realize any negative performance since the start of the Indexed Strategy Term.

Purchase Payment Restriction Risk

We limit the amount of Purchase Payments and the time period (“Purchase Payment Period”) during which you may make Purchase Payments to the Contract and other contracts issued by the Company with the same or related Owners and Annuitants on a nondiscriminatory basis. We will not accept, without our prior approval, a Purchase Payment that would cause the total Purchase Payments to exceed $3,000,000. We will not accept a Purchase Payment after the Owner attains age 80. Our restrictions related to Purchase Payments may affect the value of your Contract. Furthermore, we reserve the right to not accept any Purchase Payment, to the extent permitted by applicable state law. For Qualified Contracts, your Purchase Payments may be further restricted by the Code’s maximum contribution limits. For more information, see the “Tax Information” section.

If you are not permitted to make additional Purchase Payments, you will lose the ability to increase the value of your Contract and its benefits, including the Death Benefit, through Purchase Payments.

You may only allocate Purchase Payments to Indexed Strategies on your Contract Date and at the beginning of subsequent Indexed Strategy Terms. We will allocate any Purchase Payment we receive after the Contract Date during the Purchase Payment Period to the Fixed Interest Strategy until the next available Indexed Strategy Term, at which time it can be reallocated as described in the “Reallocations to Available Strategies” section This means any Purchase Payment received after your Contract Date will not participate in any index performance until (and if) you reallocate it to an Indexed Strategy.

Right to Cancel Risk

If you exercise your Right to Cancel and we are required in your state to return your Contract Value, you should note that your Contract Value will reflect any negative performance since the start of the Indexed Strategy Term. This is because any Indexed Strategy Credits (which provide varying levels of downside protection) only apply on the last day of the Indexed Strategy Term.

Changes to Current Fixed Interest Rate, Buffer Factor, Coupon Rate, and Floor Factor

The Fixed Interest Rate may vary from Contract Year to Contract Year, and the rates and factors offered on any Indexed Strategy may vary from the initial Indexed Strategy Term to each new Indexed Strategy Term.

We will declare a Fixed Interest Rate for each Contract Year for the Fixed Interest Strategy. The Fixed Interest Rate we declare is determined in our sole discretion, without reference to any particular benchmark rate. The Fixed Interest Rate for each new Contract Year may be higher, lower, or equal to the Fixed Interest Rate for the current Contract Year. If it is lower, it will reduce the amount of Interest you will receive on any amounts allocated to the Fixed Interest Strategy.

From time to time, we may change the applicable factors and credit rates, including the Buffer Factor, Coupon Rate, and Floor Factor, for the new Indexed Strategy Term for the Indexed Strategies. These factors and rates may be higher, lower, or equal to the factors and rates for the current Indexed Strategy Term (subject to our guaranteed minimums). If the factors or rates are not comparable to the factors or rates declared for the current Indexed Strategy Term, then your Indexed Strategy Credit for the new Indexed Strategy Term may be lower than the Indexed Strategy Credit you received with respect to the current Indexed Strategy Term.

Risks Associated with the Index

The Indexed Strategies do not directly participate in the returns of the underlying securities of any Reference Index and do not directly receive any dividends or other distributions declared on the underlying securities. Daily Index Credits that accrue with respect to any Indexed Strategy will reflect the performance of the Reference Index, positive or negative. The performance of a Reference Index that does not include dividends or distributions (such as the S&P 500® Price Return Index) will not reflect the full investment performance of the underlying securities because it does not reflect dividends or distributions paid on the underlying securities.

The historical performance of the Reference Index does not guarantee future results. The S&P 500® Total Return Index and the S&P 500® Price Return Index are comprised of a collection of equity securities. The value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. In addition, the value of equity securities may decline for reasons directly related to the issuers of the securities.

The performance of the Reference Index will be influenced by international and national economic, financial, regulatory, geographic, judicial, political, and other factors that can affect the performance of securities in the Reference Index and interest rates in the Fixed Interest Strategy. The Russia/Ukraine conflict and the resulting response by the United States and other countries could create economic disruption, including increased market volatility, and presents economic uncertainty. The full impact and duration of these events are difficult to determine. Any such impact could adversely affect the performance of the securities that comprise the Reference Index and may lead to losses on your investment in the Indexed Strategies.

S&P 500® Total Return Index and S&P 500® Price Return Index Risk

Currently, the S&P 500® Total Return Index is the Reference Index for the Coupon Indexed Strategy, and the S&P 500® Price Return Index is the Reference Index for the Buffer Indexed Strategy and the Floor Indexed Strategy.

The S&P 500® Total Return Index and the S&P 500® Price Return Index are comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, especially during periods of economic expansion.

The S&P 500® Total Return Index includes dividends and other distributions declared by the companies included in the index by assuming they are reinvested in the entire index. The S&P 500® Price Return Index does not include dividends declared by any of the companies included in the index. The performance of a Reference Index that does not include dividends or distributions (such as the S&P 500® Price Return Index) will not reflect the full investment performance of the underlying securities because it does not reflect dividends or distributions paid on the underlying securities.

Fixed Interest Strategy Risk

We guarantee that we will credit Interest to amounts you allocate to the Fixed Interest Strategy. Subject to the guaranteed minimum fixed interest rate of 1.00%, we will determine the Fixed Interest Rate in our sole discretion. The guaranteed minimum fixed interest rate may be lower in some states. We may periodically offer special interest rates for new Purchase Payments, at our discretion. You assume the risk that the Fixed Interest Rate will not exceed the guaranteed minimum fixed interest rate and that we may not offer special interest rates when you purchase the Contract for new Purchase Payments.

Reallocation Risk

You may not reallocate Indexed Strategy Value prior to the end of the Indexed Strategy Term. We currently offer 72-month (six-year) Indexed Strategy Terms for the Buffer Indexed Strategy and the Floor Indexed Strategy, and three-month Indexed Strategy Terms for the Coupon Indexed Strategy. This means if you are not satisfied with the Reference Index performance during the Indexed Strategy Term, you will not have the ability to transfer out of the Indexed Strategy until the end of the Indexed Strategy Term. Your only recourse will be to remain invested, apply your Contract Value to a Settlement Option, or withdraw or surrender your Contract, which may incur Withdrawal Charges and could, in the case of a withdrawal, significantly reduce or eliminate Indexed Strategy Credits for the current Indexed Strategy Term. No withdrawn or surrendered amounts (including amounts to be applied to a settlement option) will be subject to any downside protection.

If we do not receive your Written Request for a reallocation at least 10 days prior to the end of the Indexed Strategy Term, as specified in the reallocation notice, you will be deemed to have elected to continue the same allocations, without any reallocation, or rebalancing from the previous Indexed Strategy Term. If this occurs, you will not have the ability to transfer the reinvested amount out of the Indexed Strategy until the end of the Indexed Strategy Term. In the case of the Buffer or Floor Indexed Strategies, this would be a 72-month (six-year) Indexed Strategy Term. In the case of the Coupon Indexed Strategy, this would be a three-month Indexed Strategy Term. Your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, apply your Contract Value to a Settlement Option, or take a withdrawal from the Indexed Strategy or surrender your Contract, which may incur Withdrawal Charges. Any proceeds applied to a Settlement Option, withdrawals and/or surrender would not be subject to any level of downside protection and not be eligible for any Coupon Credit, if applicable. In the case of a withdrawal, this could significantly reduce or eliminate Indexed Strategy Credits for the Indexed Strategy Term. Withdrawals and surrenders may be subject to federal and state income taxes, including a 10.00% additional tax before age 59 1/2.

All Indexed Strategies may not be available for reallocation at the start of a new Indexed Strategy Term. If an Indexed Strategy you are invested in becomes unavailable and we do not timely receive your Written Request for reallocation, we will automatically reallocate your Indexed Strategy Value to the Fixed Interest Strategy. In this case, you will not have the ability to transfer the amount that was reallocated to the Fixed Interest Strategy into an Indexed Strategy until the start of the next available Indexed Strategy Term for the applicable Indexed Strategy.

Substitution and/or Removal of a Reference Index Risk

There is no guarantee that a Reference Index will be available during the entire time you own the Contract. We may replace a Reference Index for future allocations. We may also substitute a Reference Index during an Indexed Strategy Term. We would take these actions if:

•	The Reference Index is no longer published;

•

We determine that our use of the Reference Index should be discontinued because, for example, if changes to the Reference Index make it impractical or expensive to purchase securities or derivatives to hedge the Reference Index or we are no longer licensed to use the Reference Index; or

•	There is a substantial change in the calculation of the Reference Index, resulting in significantly different values and performance.

We may replace the terminated Reference Index with an alternate Reference Index. We will attempt to choose an alternate Reference Index that is comparable to the removed Reference Index, but there is no guarantee we will be able to do so. For future allocations, we will notify you before the end of your Indexed Strategy Term in your reallocation notice, and we will include information about all available Indexed Strategies (including the new Reference Index).

For current Indexed Strategy allocations, if we are unable to select and substitute an alternate Reference Index for an existing Reference Index, we will calculate and credit the applicable Indexed Strategy Credit and your Indexed Strategy Value will automatically be reallocated to the Fixed Interest Strategy. This means your risk of not participating in any index performance during the period from which the Reference Index is removed until the beginning of a subsequent Indexed Strategy Term.

If we substitute the existing Reference Index with an alternate Reference Index during the Indexed Strategy Term, the substitution will not result in a recalculation of any previously credited Interest for the Indexed Strategy Term. In other words, the positive or negative performance of the existing Reference Index from the start of the Indexed Strategy Term to the substitution date that has been credited to the Indexed Strategy Value through the application of Daily Index Credits will not be affected. However, any change in Reference Index may affect the Daily Index Credits and the Indexed Strategy Credits you earn in the future (i.e., from the substitution date to the end of the Indexed Strategy Term). There is risk that the performance of the new index may not be comparable to the performance of the existing Reference Index. As a result, you may earn a rate of return that is lower than the return it would have earned if the Reference Index were not substituted.

If the alternate Reference Index is not acceptable to you, you will not have the ability to transfer out of the Indexed Strategy until the end of the Indexed Strategy Term and your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, apply your Contract Value to a Settlement Option, or take a withdrawal from the Indexed Strategy or surrender your Contract, which may incur Withdrawal Charges and could, in the case of a withdrawal, significantly reduce or eliminate Indexed Strategy Credits for the current Indexed Strategy Term. No withdrawn or surrendered amounts (including amounts applied to a settlement option) will be subject any downside protection. Also, because the available Reference Indices are limited, at the end of the Indexed Strategy Term there is a risk that you will have no Indexed Strategy in which you wish to invest.

Adverse Tax Consequences

Certain transactions, such as withdrawals and surrenders, may lead to a taxable event. Withdrawals and surrenders may be subject to federal and state income taxes, including a 10% additional tax before age 59 1/2. Gains are generally taxed as ordinary income, rather than as capital gains. There is no additional tax benefit from purchasing the Contract through a qualified retirement plan. Existing tax laws may change at any time and may affect the tax treatment of the Contract. For more information, see the “Tax Information” section.

Our Financial Strength and Claims-Paying Ability

No company other than Gainbridge Life has any legal responsibility to pay amounts owed under the Contract. You should look to the financial strength of the Company for its claims-paying ability.

We may hold some assets to support these guarantees and obligations in both our general account and the Separate Account. Owners of the Contract do not participate in the performance of the assets held in the Separate Account and do not have any direct claim on them. Like our general account, all of the assets of the Separate Account are chargeable with the claims under this Contract and any of our annuity contract owners, as well as our creditors, and are subject to the liabilities arising from any of our other business.

Whether we hold the assets in the general account or the Separate Account, our guarantees and obligations under the Contract, including any Interest, Death Benefit payments, amounts allocated to the Fixed Interest Strategy, and income payments under available Settlement Options, are subject to our financial strength and long-term claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you.

Certain Regulatory Protections Do Not Apply

The Company is not an investment company and is not registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

No Ownership of Underlying Securities

Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the any Reference Index, nor is it equivalent to directly investing in such securities. Hence, you will not be investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or any underlying securities.

Cybersecurity Risk

Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, including the platform used to distribute the Contract through the Gainbridge website at www.gainbridge.io, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), geo-political and military conflicts and cybersecurity incident. There may be an increased risk of cybersecurity incidents during periods of geo-political turmoil (such as Russia’s invasion of Ukraine and the resulting response by the United States and other countries). These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, interference with or denial of service on the Gainbridge website, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cybersecurity incidents affecting us, the Reference Indices, their underlying securities, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cybersecurity incidents may interfere with our processing of Contract transactions, including the processing of reallocation requests, impact our ability to calculate and credit Interest on each Business Day, delay our ability to credit Indexed Strategy Credits at the end of any Indexed Strategy Term, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the underlying securities in which any Reference Index invests, which may cause your Contract to lose value. There can be no assurance that we, the Reference Index, or our service providers will avoid losses affecting your Contract due to cyber security incidents or information security breaches in the future.

4.	Purchasing the Contract

You may only purchase the Contract through Gainbridge Insurance Agency, on its self-directed electronic platform accessible through the Gainbridge website at www.gainbridge.io. For more information about the Gainbridge website at www.gainbridge.io, see “How can I purchase the Contract?” in the “At A Glance Product Summary” section. The Contract may be offered to personal retirement and deferred compensation plans, some of which qualify for favorable U.S. federal income tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code. We refer to Contracts used with plans that receive favorable tax treatment as “Qualified Contracts.” We refer to all Contracts other than Qualified Contracts as “Non-Qualified Contracts.” A qualified retirement plan generally provides tax-deferral regardless of whether the plan invests in an annuity contract. A decision to purchase the Contract should not be based on the assumption that the purchase of an annuity contract is necessary to obtain tax-deferral benefits under a qualified retirement plan. Qualified Contracts issued by the Company are subject to the terms of the Qualified Contract endorsement attached to your Contract. Non-Qualified Contracts must be owned by a natural person or held by a trust or other entity as agent for a natural person(s) for the Non-Qualified Contract to receive income tax treatment as an annuity. For more information about the tax treatment of the Contract, see the “Tax Information” section.

The Contract can be owned by an individual who is a natural person. The Owner will also be the Annuitant. The Contract may be issued with respect to any Owner up to a maximum age of 80 years. The Contract issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus because of state law variations. These differences may include rights to cancel, issue age limitations, and the general availability of certain features.

This Prospectus describes the material rights and obligations of the Owner. All material state variations to the Contract, as well as state variations to the Right to Cancel, are disclosed in Appendix B – State Variation Chart. You should read and retain your Contract, amendments, and or/endorsements along with a copy of this Prospectus.

The Contract is structured in two periods: an Accumulation Phase and an annuity phase. During the Accumulation Phase, the Contract Value accrues Interest on a tax-deferred basis based on the Strategies that you select. If you select Indexed Strategies, the Daily Index Credits may be positive or negative based on the performance of the Reference Index. The Contract Value may also grow on a tax-deferred basis based on the Fixed Interest Rate for any amounts allocated to the Fixed Interest Strategy. You will be taxed on gains when you take a distribution from the Contract, such as a withdrawal or an annuity payment. Distributions before you reach age 59 1/2 may also be subject to a 10% additional tax. For more information, see the “Tax Information” section.

The annuity phase commences when you or a designated payee begin receiving annuity payments pursuant to a Settlement Option. At the start of the annuity phase, you can choose any Settlement Option offered under the Contract. Annuity payments will start on the Annuity Income Date and continue based on the Settlement Option you elect. The Contract offers Settlement Options based on the life of the Annuitant or on any other basis acceptable to the Company. The annuity phase ends when we make the last annuity payment under your selected Settlement Option. For more information, see the “Annuity Payments” section.

Purchase Payments

A Purchase Payment is any amount you pay to the Company as consideration for the benefits provided by the Contract and refers to both the initial Purchase Payment and any additional Purchase Payment(s) made within the Purchase Payment Period. The current Purchase Payment Period is 180 days from the Contract Date. The amount of Purchase Payments may vary. The initial Purchase Payment must be at least $1,000 to purchase a Contract. The maximum annual Individual Retirement Annuity contribution under the Code for 2022 for traditional IRAs and Roth IRAs cannot be more than $6,000 ($7,000 if you are age 50 or older) on a combined basis.

We will accept additional Purchase Payments for the Contract during the Purchase Payment Period; however, the amount of each additional Purchase Payment must be no less than $500, and the sum of all Purchase Payments made with respect to the Contract must not exceed $3,000,000 unless you have requested and received prior approval from the Company. You are not required to make any additional Purchase Payments.

We will not accept any Purchase Payments after the end of the Purchase Payment Period. We will not accept a Purchase Payment after the Owner attains age 80. In all events, no Purchase Payments are permitted on or after the Annuity Income Date.

We reserve the right not to accept any Purchase Payment, even if the Application and subsequent Purchase Payments are in good order, and to limit the number of Contracts you may purchase. This may limit your ability to invest in the Contract and to increase your Contract Value and Death Benefit values.

Once we receive your initial Purchase Payment and all necessary information in good order through our online application process at the Gainbridge website at www.gainbridge.io or by mail at our Service Address, we will issue the Contract and allocate your payment to the Strategies you elected. If you do not give us all the information we need, we will contact you. If for some reason we are unable to complete this process within five Business Days, we either return your Purchase Payment or obtain your permission to hold it until we get all the necessary information.

If you have questions about the information we require, or whether you can submit certain information by fax, email, or through the Gainbridge website at the Gainbridge website at www.gainbridge.io, please contact us through the chat function on the Gainbridge website, by calling (866) 252-9439, or by writing to our Service Address.

You may only allocate Purchase Payments to Indexed Strategies on your Contract Date and at the beginning of subsequent Indexed Strategy Terms. New Indexed Strategy Terms begin on the Contract Date and every three months thereafter (i.e., on a quarterly basis). We will allocate any Purchase Payment we receive after the Contract Date during the Purchase Payment Period to the Fixed Interest Strategy until the next available Indexed Strategy Term, at which time it can be reallocated as described under the “Reallocations to Available Strategies” section. This means any Purchase Payment received after your Contract Date will not participate in any index performance until (and if) you reallocate it to an Indexed Strategy.

We are not liable for applications that we do not receive. We accept applications exclusively through the Gainbridge website at the Gainbridge website at www.gainbridge.io. We do not accept applications by fax, e-mail or physical mail under any circumstance. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our system manage heavy use, we cannot promise complete reliability. If you experience problems, please contact us by calling (866) 252-9439. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.

Right to Cancel

You may cancel the Contract for any reason within 10 days of receipt or within any longer period as required by applicable law in the state where the Contract was delivered or issued for delivery by sending written notice of cancellation to the Company or to an agent of the Company, by phone at 1-866-252-9439 or by return of the Contract to our Service Address or to the office of the Company. If the Contract is replacing another contract, the time period in which you may cancel the Contract is 30 days unless another time period is applicable under state law. Upon cancellation, the Company will return an amount equal to the Contract Value (unless applicable state law requires the return to be based on the Purchase Payments paid or another amount), less any proceeds paid by the Company. Withdrawal Charges are not assessed if you exercise your right to cancel. See Appendix B – State Variation Chart, for variations in the right to cancel that may apply based on your state. If you exercise your Right to Cancel and we are required to return your Contract Value, you should note that your Contract Value will reflect any negative performance since the start of the Indexed Strategy Term. This is because any Indexed Strategy Credits (which provide a level of downside protection) only apply on the last day of the Indexed Strategy Term.

Allocation and Reallocation of Purchase Payments and Contract Value

We will allocate your initial Purchase Payment to one or more Strategies based on the selection you made on the Application.

We will allocate any Purchase Payments we receive after the Contract Date but during the Purchase Payment Period to the Fixed Interest Strategy until the beginning of the next available Indexed Strategy Term, at which time they can be reallocated as described below.

During the Accumulation Phase and subject to the following, you may request to reallocate your Contract Value at the end of any Indexed Strategy Term among the available Strategies by notifying us by Written Request. Prior to the end of each Indexed Strategy Term, we will provide you with a reallocation notice showing the current Fixed Interest Rate and available Indexed Strategies, for the next Indexed Strategy Term. To reallocate your Contract Value, you must provide us your new allocation instructions by the deadline stated in the reallocation notice. You may submit your instructions by Written Request on our form or by other means acceptable to us, which may include by telephone or by electronic submission as we may specify on the reallocation notice.

You may reallocate Fixed Interest Strategy Value only at the beginning of a new Indexed Strategy Term. You may not reallocate your Indexed Strategy Value prior to the end of the Indexed Strategy Term.. You may still access your Contract Value by a partial withdrawal or a full surrender. This means that if you are not satisfied with the Reference Index performance during the Indexed Strategy Term, you will not have the ability to transfer out of the Indexed Strategy until the end of the Indexed Strategy Term, and your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, apply your Contract Value to a Settlement Option, or take a withdrawal from the Indexed Strategy or surrender your Contract, which may incur Withdrawal Charges and could, in the case of a withdrawal, significantly reduce or eliminate Indexed Strategy Credits for the current Indexed Strategy Term. No withdrawn or surrendered amounts (including amounts applied to a Settlement Option) will be subject any downside protection.

New Indexed Strategy Terms begin on the Contract Date and every three months thereafter (i.e., on a quarterly basis). You may make allocations to multiple Indexed Strategy Terms of the same Indexed Strategy. For example, assume you make an initial Purchase Payment of $10,000 and allocate it to a six-year Indexed Strategy Term of the Buffer Indexed Strategy beginning on the Contract Date. If you were to make another Purchase Payment of $5,000 during the Purchase Payment Period, you could allocate your $5,000 Purchase Payment to another six-year Indexed Strategy Term of the Buffer Indexed Strategy beginning on the quarterly anniversary of the Contract Date. If we do not receive your Written Request for a reallocation at least 10 days prior to the end of the Indexed Strategy Term, you will be deemed to have elected to continue the same allocations, without any reallocation, or rebalancing from the previous Indexed Strategy Term. If this occurs, you will not have the ability to transfer the reinvested amount out of the Indexed Strategy until the end of the Indexed Strategy Term. In the case of the Buffer or Floor Indexed Strategies, this would be a 72-month (six-year) Indexed Strategy Term. In the case of the Coupon Indexed Strategy, this would be a three-month Indexed Strategy Term. Your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, apply your Contract Value to a Settlement Option, or take a withdrawal from the Indexed Strategy or surrender your Contract, which may incur Withdrawal Charges. Allocations and reallocations to any Strategy must be in whole percentages and not less than $500. You may not allocate Contract Value to an Indexed Strategy Term that ends after the Maturity Date.

5.	Available Strategies

The Contract offers a Fixed Interest Strategy and multiple Indexed Strategies for the calculation and crediting of Interest.

Fixed Interest Strategy

We calculate and credit Interest daily for the Fixed Interest Strategy based on the Fixed Interest Rate, which will always be at least 1.00%. The guaranteed minimum fixed interest rate may be lower in some states. We set a current rate for each Contract Year, which is provided in a notice delivered prior to the end of each Contract Year with respect to the subsequent Contract Year. The current Fixed Interest Rates for the Contract can be found in each reallocation notice, annual statement, and will be made available on the Gainbridge website at the Gainbridge website at www.gainbridge.io. The Fixed Interest Strategy Value is increased by Purchase Payment allocations and Contract Value reallocations to the Fixed Interest Strategy and daily credited Interest on amounts allocated to the Fixed Interest Strategy. The Fixed Interest Strategy Value is decreased by withdrawals (including any applicable Withdrawal Charge or Premium Taxes) and reallocations from the Fixed Interest Strategy to an Indexed Strategy.

Indexed Strategies

We offer three Indexed Strategies that accrue Interest daily based on changes in the value of the Reference Index throughout the Indexed Strategy Term (including on the last day), which can be positive or negative. The Indexed Strategies offer different levels of protection against negative Interest resulting from negative Reference Index performance through the payment of an Indexed Strategy Credit at the end of the Indexed Strategy Term. By investing in an Indexed Strategy, you are not investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or in any underlying securities. None of the Indexed Strategies limits exposure to upside performance. We currently offer 72-month (six-year) Indexed Strategy Terms for the Buffer Indexed Strategy and the Floor Indexed Strategy, and three-month Indexed Strategy Terms for the Coupon Indexed Strategy.

There are two Reference Indices available: the S&P 500® Total Return Index and the S&P 500® Price Return Index. The S&P 500® Total Return Index is the Reference Index for the Coupon Indexed Strategy, and the S&P 500® Price Return Index is the Reference Index for the Buffer Indexed Strategy and the Floor Indexed Strategy. For more information about the Reference Indices, see the “About the Reference Indices” section.

The following chart lists the combination of Indexed Strategy, Reference Index, Indexed Strategy Term, and Indexed Strategy Credit that are currently available:

Indexed Strategy	Reference Index	Indexed Strategy Term	Current Buffer Factor, Coupon Rate, or Floor Factor, as applicable
Buffer Strategy	S&P 500® Price Return Index	72 Months (6 Years)	Buffer Factor: 40.00%
Coupon Strategy	S&P 500® Total Return Index	3 Months	Coupon Rate: 0.25% per Indexed Strategy Term; 1% annually for four Indexed Strategy Terms
Floor Strategy	S&P 500® Price Return Index	72 Months (6 Years)	Floor Factor: 90.00%

The Indexed Strategies offer different levels of downside protection against negative Interest, resulting from negative performance of the Reference Index, through the payment of an Indexed Strategy Credit on the last day of the Indexed Strategy Term. The Indexed Strategy Credit will never be less than zero. The Indexed Strategies do not offer any level of downside protection on any other day of the Indexed Strategy Term. This is because the Buffer Credit, Coupon Credit and Floor Credit only apply on the last day of the Indexed Strategy Term. In other words, amounts withdrawn or surrendered during an Indexed Strategy Term will reduce the amount of the Indexed Strategy Credit at the end of the Indexed Strategy Term, and that reduction could be significant. Therefore, the Indexed Strategy Value available for withdrawal during the Indexed Strategy Term, including required minimum distributions, systematic withdrawals, annuitization, Death Benefit payments, amounts payable upon exercise of your right to cancel the Contract and full surrender, could be less, even significantly less, than at the end of the Indexed Strategy Term.

The Coupon Credit both reduces potential losses and increases potential gains. The Buffer and Floor Credits each reduce potential losses but do not increase potential gains. We may change the available Indexed Strategies in the future before the start of a new Indexed Strategy Term and/or add additional Indexed Strategies. Such Indexed Strategies may include features that limit upside performance, include new Reference Indices, or provide longer or shorter Indexed Strategy Terms. We will never offer a Buffer Factor less than 20.00%; a Coupon Rate less than 0.20% annually; or a Floor Factor less than 75.00%. We reserve the right to stop offering new Floor or Buffer Indexed Strategies in the future. If we exercise this right, you will be limited to the Fixed Interest Strategy or the Coupon Indexed Strategy, which may provide less than 1% of downside protection. We guarantee always to offer the Fixed Interest Strategy and the Coupon Indexed Strategy. Currently, you may choose from the following Indexed Strategies:

The Buffer Indexed Strategy

The Buffer Indexed Strategy provides downside protection by offsetting losses up to a maximum amount (i.e., the Buffer). If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, a Buffer Credit is credited to the Indexed Strategy Value, which will reduce these losses, in whole or in part, up to the Buffer. You will bear any losses in excess of the Buffer. The Buffer is calculated as a percentage (“Buffer Factor”) of the amount you allocated to the Buffer Indexed Strategy, adjusted to reflect any Deductions from the Buffer Indexed Strategy over the applicable Indexed Strategy Term (the “Buffer Credit Base”). The Buffer Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy

Term. On the last day of the Indexed Strategy Term, the Buffer Credit will be zero because the Buffer Credit does not increase potential gains. It only provides downside protection in the event of negative index performance over the Indexed Strategy Term.

The Coupon Indexed Strategy

The Coupon Indexed Strategy does not directly limit losses, but instead provides a Coupon Credit that both reduces potential losses and increases potential gains, regardless of whether the performance of the Reference Index over the Indexed Strategy Term has been positive or negative. This means that the Coupon Credit will always increase any gains when the performance of the Reference Index is positive over the Indexed Strategy Term and will always reduce any losses when the performance of the Reference Index is negative over the Indexed Strategy Term. The Coupon Credit is calculated as a percentage (“Coupon Rate”) of the amount you allocated to the Coupon Indexed Strategy, adjusted to reflect any Deductions from the Coupon Indexed Strategy over the applicable Indexed Strategy Term (“Coupon Credit Base”). The Coupon Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term. It also means you are not eligible for any increased gains before the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Coupon Credit is credited to the Indexed Strategy Value, which will reduce these losses, in whole or in part. You will bear any losses in excess of the Coupon Credit.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Coupon Credit is credited to the Indexed Strategy Value, which will increase these gains.

The Floor Indexed Strategy

The Floor Indexed Strategy provides downside protection by establishing a minimum Indexed Strategy Value (“Floor Credit Base”).

If the Reference Index performance over the Indexed Strategy Term has been negative, the Indexed Strategy Value will reflect this negative performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, a Floor Credit is credited to the Indexed Strategy Value, which will reduce these losses to the extent they exceed the Floor Credit Base. You will bear any losses up to the Floor Credit Base. The Floor Credit Base is calculated as a percentage (“Floor Factor”) of the amount you allocated to the Floor Indexed Strategy, adjusted to reflect any Deductions from the Floor Indexed Strategy over the applicable Indexed Strategy Term. The Floor Credit only applies on the last day of the Indexed Strategy Term. This means you are only protected from potential losses at the end of the Indexed Strategy Term.

If the Reference Index performance over the Indexed Strategy Term has been positive, the Indexed Strategy Value will reflect this positive performance due to the application of the Daily Index Credits over the Indexed Strategy Term. On the last day of the Indexed Strategy Term, the Floor Credit will be zero because the Floor Credit does not increase potential gains. It only provides downside protection in the event of negative index performance over the Indexed Strategy Term.

Examples

The Coupon Credit both reduces potential losses and increases potential gains. The Coupon Credit is an annual credit of 1.00% if you reallocate the Indexed Strategy Value for four Indexed Strategy Terms. The Buffer and Floor Credits each reduce potential losses but do not increase potential gains. The table below illustrates how each Indexed Strategy provides downside protection and, in the case of the Coupon Indexed Strategy, increases potential gains. These examples assume you do not make any Deductions, which will reduce the applicable Indexed Strategy Credit.

Indexed Strategy	Buffer Factor, Coupon Rate, or Floor Factor, as applicable	Reference Index Performance over Indexed Strategy Term[1]	Indexed Strategy Credit	Gain or Loss You Bear
Buffer	10.00%	-15.00%	10.00%	-5.00%
Coupon	0.25%	-15.00%	0.25%	-14.75%
Coupon	0.25%	15.00%	0.25%	15.25%
Floor	90.00%	-15.00%	5.00%	-10.00%

[1]	Note that the Buffer and Floor Strategies have Terms of 72 months, while the Coupon Strategy has a shorter Term of three-months.

For more detailed examples, see the “Contract Value” section.

About the Reference Indices

S&P 500® Total Return Index

The S&P 500® Total Return Index supports the Coupon Indexed Strategy. The S&P 500® Total Return Index was established by Standard & Poor’s. The S&P 500® Total Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75.00% coverage of U.S. Equities. The S&P 500® Total Return Index includes dividends and other distributions declared by the companies included in the index by assuming they are reinvested in the entire index.

S&P 500® Price Return Index

The S&P 500® Price Return Index supports the Buffer Indexed Strategy and the Floor Indexed Strategy. The S&P 500® Price Return Index was established by Standard & Poor’s. The S&P 500® Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75.00% coverage of U.S. Equities. The S&P 500® Price Return Index does not include dividends declared by any of the companies included in this index.

The Indexed Strategies do not directly participate in the returns of the underlying securities of either Reference Index and do not directly receive any dividends or other distributions declared on the underlying securities. By investing in an Indexed Strategy, you are not investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or in any underlying securities. The performance of the S&P 500® Price Return Index will not reflect the full investment performance of the underlying securities because it does not reflect dividends or distributions paid on the underlying securities.

There is additional information about the use of the S&P 500 Total Return Index and the S&P 500 Price Return Index as the Reference Indices in Appendix C – Index Disclaimers.

Substitution and/or Removal of a Reference Index

There is no guarantee that the Reference Index will remain available for the entire time you own your Contract or for the duration of any individual Indexed Strategy Term.

We may remove an existing Reference Index for future allocations. We may also substitute a Reference Index during an Indexed Strategy Term. We would take these actions if:

•	The Reference Index is no longer published;
•

We determine that our use of the Reference Index should be discontinued because, for example, changes to the Reference Index make it impractical or expensive to purchase securities or derivatives to hedge the Reference Index or we are no longer licensed to use the Reference Index; or

•	There is a substantial change in the calculation of the Reference Index.

We will attempt to choose an alternate Reference Index that is comparable to the original Reference Index, but there is no guarantee we will be able to do so. The selection criteria for an alternative Reference Index may include the following:

•

There is a sufficiently large market in exchange traded and/or over-the-counter options, futures, and similar derivative instruments based on the index to allow the Company to hedge Indexed Strategy Credits;

•	The index is recognized as a broad-based index for the relevant market; and
•	The publisher of the index allows the Company to use the index in the Contract and other materials for a reasonable fee.

Any replacement index will be submitted for prior approval to the insurance regulatory authority of the state in which your Contract is issued, if required to do so by state law.

For future allocations, we will notify you in your reallocation notice, and we will include information about all available Indexed Strategies (including the new Reference Index).

For current Indexed Strategy allocations, if we are unable to select and substitute an alternate Reference Index for the existing Reference Index, we will calculate and credit the applicable Indexed Strategy Credit and we will automatically reallocate your Indexed Strategy Value to the Fixed Interest Strategy. This means your risk of not participating in any index performance during the period from which the Reference Index is removed until the beginning of the subsequent Indexed Strategy Term.

If we substitute the existing Reference Index with an alternate Reference Index during the Indexed Strategy Term, the substitution will not result in a recalculation of any previously credited Interest for the Indexed Strategy Term. In other words, the positive or negative performance of the existing Reference Index from the start of the Indexed Strategy Term to the substitution date that has been credited to the Indexed Strategy Value through the application of Daily Index Credits, will not be affected. However, any change in Reference Index may affect the Daily Index Credits and the Indexed Strategy Credits you earn in the future (i.e., from the substitution date to the end of the Indexed Strategy Term). There is risk that the performance of the new index may not be comparable to the performance of the existing Reference Index. As a result, you may earn a rate of return that is lower than the rate of return it would have earned if the existing Reference Index was not substituted.

If the alternate Reference Index is not acceptable to you, you will not have the ability to transfer out of the Indexed Strategy until the end of the Indexed Strategy Term, and your only recourse will be to remain invested for the remainder of the Indexed Strategy Term, or take a withdrawal from the Indexed Strategy or surrender your Contract Value, which may incur Withdrawal Charges and could, in the case of withdrawals, significantly reduce or eliminate your Indexed Strategy Credits for the current Indexed Strategy Term. No withdrawn or surrendered amounts (including amounts applied to a settlement option) will be subject to any downside protection. Also, because the available Reference Indices are limited, at the end of the Indexed Strategy Term, there is a risk that you will have no Indexed Strategy in which you wish to invest.

The Buffer Rate, Coupon Factor or Floor Rate in effect for the current Indexed Strategy Term will not change as a result of the substitution.

You may elect to have the Indexed Strategy Value reallocated to one or more of the available Strategies at the end of the Indexed Strategy Term by providing us Written Notice no later than two Business Days prior to the end of the Indexed Strategy Term. If you do not provide us Written Notice of such election, the Indexed Strategy Value, including any Interest credited, will be automatically reallocated to the Fixed Interest Strategy at the end of the Indexed Strategy Term.

In general, because the number of available Reference Indices are limited, there is a risk that there will be no Indexed Strategy in which you wish to invest at the end of the applicable Indexed Strategy Term.

6.	Contract Value

The Contract Value on any date equals the sum of the Fixed Interest Strategy Value and all Indexed Strategy Values as of such date.

Fixed Interest Strategy Value

For any amount allocated to the Fixed Interest Strategy, we will calculate and credit Interest daily at the Fixed Interest Rate. The Fixed Interest Strategy Value is increased by Purchase Payment allocations and Contract Value reallocations from the Indexed Strategies and daily credited Interest on amounts allocated to the Fixed Interest Strategy. The Fixed Interest Strategy Value is decreased by withdrawals (including any applicable Withdrawal Charge or Premium Taxes) and reallocations from the Fixed Interest Strategy to an Indexed Strategy. The Fixed Interest Rate is guaranteed never to be less than 1.00%. The initial Fixed Interest Rate will be included in your Contract; the Fixed Interest Rate for each subsequent Contract Year will be provided to you in a reallocation notice before the end of the previous Contract Year.

Daily Index Credits

For each Indexed Strategy to which you have allocated Contract Value, we will determine the Daily Index Credit to be credited at the end of each Business Day (including the last day of the Indexed Strategy Term) based on changes in the value of the applicable Reference Index, which may be positive or negative.

We calculate the Daily Index Credit as follows:

Step One: Subtract the Reference Index Value at the end of the previous Business Day from the Reference Index Value at the end of the current Business Day. The result is the difference between the Reference Index Value at the end of the previous Business Day and the Reference Index Value at the end of the current Business Day.

Step Two: Convert the difference into a percentage by dividing the result of Step One by the Reference Index Value at the end of the previous Business Day. The result is the percentage change in the Reference Index Value from the end of the previous Business Day to the end of the current Business Day.

Step Three: Multiply the Indexed Strategy Value at the end of the previous Business Day by the result of Step Two (i.e., the percentage change in the Reference Index Value). The result is the Daily Index Credit.

The Daily Index Credit, whether positive of negative, will be added to the Indexed Strategy Value as part of the Indexed Strategy Value calculation for that Business Day. The calculation of the Indexed Strategy Value is discussed more fully in the “Buffer Indexed Strategy Value,” “Coupon Indexed Strategy Value,” and “Floor Indexed Strategy Value” sections below.

Daily Index Credit Example 1: Reference Index Positive Performance

Assume the following:

•	The Indexed Strategy Value at the end of the previous Business Day = $8,500
•	Reference Index Value at the end of the previous Business Day = $4,300
•	Reference Index Value at the end of the current Business Day = $4,400

Step One: We first calculate the difference in the Reference Index Value by subtracting the Reference Index Value at the end of the previous Business Day ($4,300) from the Reference Index Value at the end of the current Business Day ($4,400).

$4,400 – $4,300 = $100

Step Two: Next, we calculate the percentage change in the Reference Index Value from the end of the previous Business Day to the end of the current Business Day by dividing the result of Step One ($100) by the Reference Index Value at the end of the previous Business Day ($4,300).

$100/$4,300 = 2.33%

Step Three: We then multiply the Indexed Strategy Value at the end of the previous Business Day ($8,500) by the result of Step Two (2.33%).

2.33% x $8,500 = $198.05

The Daily Index Credit is $198.05 and is added to the Indexed Strategy Value.

Because the Daily Index Credit is positive, the Indexed Strategy Value will be increased by the Daily Index Credit.

Daily Index Credit Example 2: Reference Index Negative Performance

Assume the following:

•	The Indexed Strategy Value at the end of the previous Business Day = $8,500
•	Reference Index Value at the end of the previous Business Day = $4,300
•	Reference Index Value at the end of the current Business Day = $4,200

Step One: We first calculate the difference in the Reference Index Value by subtracting the Reference Index Value at the end of the previous Business Day ($4,300) from the Reference Index Value at the end of the current Business Day ($4,200).

$4,200 – $4,300 = -$100

Step Two: Next, we calculate the percentage change in the Reference Index Value from the end of the previous Business Day to the end of the current Business Day by dividing the result of Step One (-$100) by the Reference Index Value at the end of the previous Business Day ($4,300).

-$100/$4,300 = -2.33%

Step Three: We then multiply the Indexed Strategy Value at the end of the previous Business Day ($8,500) by the result of Step Two (-2.33%).

-2.33% x $8,500 = -$198.05

The Daily Index Credit is -$198.05 and is added to the Indexed Strategy Value.

Because the Daily Index Credit is negative, the Indexed Strategy Value will be decreased by the Daily Index Credit.

Buffer Indexed Strategy Value

We will determine the Indexed Strategy Value for the Buffer Indexed Strategy for each Business Day on which you have an allocation to the Buffer Indexed Strategy.

At the beginning of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the amount of your allocation to the Buffer Indexed Strategy, including reallocations.

The Buffer Credit Base is equal to the Indexed Strategy Value.

On each Business Day during the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Buffer Indexed Strategy, minus any Deductions from the Buffer Indexed Strategy on that day.

The Buffer Credit Base is determined by taking the Buffer Credit Base at the end of the previous Business Day and reducing it for any Deductions taken from the Buffer Indexed Strategy since the end of the previous Business Day on a pro rata basis. If no Deductions are taken from the Buffer Indexed Strategy, the Buffer Credit Base will not change.

The Buffer Credit Base is calculated as A x (1 – (B/C))

where:

•	A	= The Buffer Credit Base at the end of the previous Business Day
•	B	= The amount of all Deductions taken from the Buffer Indexed Strategy since the end of the previous Business Day
•	C	= The Indexed Strategy Value before any Deductions

Deductions from the Buffer Indexed Strategy during the Indexed Strategy Term will reduce the Buffer Credit Base on a pro rata basis (i.e., in the same proportion that the Deductions reduce the Indexed Strategy Value), and this reduction could be significantly more than the dollar amount of such Deductions. If the Buffer Credit Base at the time of the Deduction is greater than the Indexed Strategy Value, the reduction to the Buffer Credit Base will be greater than the amount of the Deduction. Because the Buffer Credit at the end of the Indexed Strategy Term is determined with reference to the Buffer Credit Base, these reductions may significantly reduce or eliminate the Buffer Credit that would otherwise apply on the last day of the Indexed Strategy Term.

For example, assume your Buffer Credit Base is $10,000 and your Indexed Strategy Value is $8,574 when a $2,000 Deduction is taken from the Buffer Indexed Strategy. The Deduction will reduce your Indexed Strategy Value by $2,000 (a dollar-for-dollar reduction) to $6,574. However, the Deduction will reduce your Buffer Credit Base by $2,333 (a pro rata reduction) to $7,667, as shown below:

$10,000 Buffer Credit Base x (1 – ($2,000 Deduction / $8,574 Indexed Strategy Value before Deduction)) = $7,667

Because the Buffer Credit Base was greater than the Indexed Strategy Value at the time of the Deduction, the reduction to the Buffer Credit Base was more than the amount deducted.

Alternatively, assume your Indexed Strategy Value is $11,576 when the Deduction is taken. The Deduction will reduce your Indexed Strategy Value by $2,000 (a dollar-for-dollar reduction) to $9,576. However, the Deduction will reduce your Buffer Credit Base by $1,728 (a pro rata reduction) to $8,272, as shown below:

$10,000 Buffer Credit Base x (1 – ($2,000 Deduction / $11,576 Indexed Strategy Value before Deduction)) = $8,272

Because the Buffer Credit Base was less than the Indexed Strategy Value at the time of the Deduction, the reduction to the Buffer Credit Base was less than the amount deducted.

More detailed examples are provided below.

On the last day of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Buffer Indexed Strategy, plus any applicable Buffer Credit, minus any Deductions from the Buffer Indexed Strategy on that day.

If the Indexed Strategy Value before any Deductions from or reallocations to the Buffer Indexed Strategy is greater than the Buffer Credit Base at the end of the previous Business Day, then the Buffer Credit is zero.

If the Indexed Strategy Value before any Deductions from or reallocations to the Buffer Indexed Strategy is less than or equal to the Buffer Credit Base at the end of the previous Business Day, then the Buffer Credit is equal to the lesser of:

(i)  the Buffer Credit Base at the end of the previous Business Day, minus the Indexed Strategy Value before any Deductions from or reallocations to the Buffer Indexed Strategy ; and

(ii)  the Buffer on the last day of the Indexed Strategy Term.

If the last day of the Indexed Strategy Term falls on a non-Business Day, then the Buffer Credit will be calculated as of that day.

Buffer Indexed Strategy Example 1 : Buffer Credit with Positive Reference Index Performance

Assume the following:

•	You make a single allocation to the Buffer Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Buffer Factor is 40%;
•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value increases by 4.0% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Buffer Credit Base	Buffer	Indexed Strategy Value After Growth	Buffer Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$10,000		$10,000	-	$10,000

	1	$10,000	$10,000		$10,400	-	$10,400

	2	$10,400	$10,000		$10,816	-	$10,816

	3	$10,816	$10,000		$11,249	-	$11,249

	4	$11,249	$10,000		$11,699	-	$11,699

	5	$11,699	$10,000		$12,167	-	$12,167

(b)	6	$12,167	$10,000	$4,000	$12,653	$0	$12,653

(a)	On the Contract Date, your Indexed Strategy Value and your Buffer Credit Base are equal to your initial Purchase Payment of $10,000.
(b)	At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is greater than the Buffer Credit Base. Therefore, the Buffer Credit is $0.

Buffer Indexed Strategy Example 2: Buffer Credit with Negative Reference Index Performance Exceeding the Buffer

Assume the following:

•	You make a single allocation to the Buffer Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Buffer Factor is 40%;
•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value decreases by 10.0% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Buffer Credit Base	Buffer	Indexed Strategy Value After Growth	Buffer Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$10,000		$10,000	-	$10,000

	1	$10,000	$10,000		$9,000	-	$9,000

	2	$9,000	$10,000		$8,100	-	$8,100

	3	$8,100	$10,000		$7,290	-	$7,290

	4	$7,290	$10,000		$5,905	-	$6,561

	5	$6,561	$10,000		$5,905	-	$5,905

(b)	6	$5,905	$10,000	$4,000	$5,314	$4,000	$9,314

(a)	On the Contract Date, your Indexed Strategy Value and your Buffer Credit Base are equal to your initial Purchase Payment of $10,000.
(b)

At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is less than the Buffer Credit Base. The Buffer Credit is equal to the lesser of the difference between the Buffer Credit Base and the Indexed Strategy Value ($4,686) and the Buffer ($4,000). The end of year Indexed Strategy Value thus reflects a $4,000 Buffer Credit.

Buffer Indexed Strategy Example 3: Buffer Credit with Negative Reference Index Performance That is Less Than the Buffer

Assume the following:

•	You make a single allocation to the Buffer Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Buffer Factor is 40%;
•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value decreases by 1.0% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Buffer Credit Base	Buffer	Indexed Strategy Value After Growth	Buffer Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$10,000		$10,000	-	$10,000

	1	$10,000	$10,000		$9,900	-	$9,900

	2	$9,900	$10,000		$9,801	-	$9,801

	3	$9,801	$10,000		$9,703	-	$9,703

	4	$9,703	$10,000		$9,606	-	$9,606

	5	$9,606	$10,000		$9,510	-	$9,510

(b)	6	$9,510	$10,000	$4,000	$9,415	$585	$10,000

(a)	On the Contract Date, your Indexed Strategy Value and your Buffer Credit Base are equal to your initial Purchase Payment of $10,000.

(b)

At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is less than the Buffer Credit Base. The Buffer Credit is equal to the lesser of the difference between the Buffer Credit Base and the Indexed Strategy Value ($585) and the Buffer ($4,000). The end of year Indexed Strategy Value thus reflects a $585 Buffer Credit.

Buffer Indexed Strategy Example 4: Effect of Withdrawal on Buffer Credit Base When Buffer Credit Base is Greater Than Indexed Strategy Value at Time of Withdrawal

Assume the following:

•	You make a single allocation to the Buffer Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Buffer Factor is 40%;
•	The Indexed Strategy Value decreases by 5.0% annually over the Indexed Strategy Term; and

You make a single $2,000 withdrawal (Deduction) from the Buffer Indexed Strategy in Contract Year 3, to which no Withdrawal Charge applies. Under other circumstances, a Withdrawal Charge may apply.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Buffer Credit Base	Indexed Strategy Value After Growth	Deduction Amount	Indexed Strategy Value After Deductions	Buffer Credit Base After Deductions	Buffer	Buffer Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$10,000	$10,000	-	$10,000		$10,000	-	$10,000

	1	$10,000	$10,000	$9,500	-	$9,500		$10,000	-	$9,500

	2	$9,500	$10,000	$9,025	-	$9,025		$10,000	-	$9,025

(b)	3	$9,025	$10,000	$8,574	$2,000	$6,574	$7,667		-	$6,574

	4	$6,574	$7,667	$6,245	-	$6,245	$7,667		-	$6,245

	5	$6,245	$7,667	$5,933	-	$5,933	$7,667		-	$5,933

(c)	6	$5,933	$7,667	$5,636		$5,636	$7,667	$3,067	$2,031	$7,667

(a)	On the Contract Date, your Indexed Strategy Value and your Buffer Credit Base are equal to your initial Purchase Payment of $10,000.
(b)

The $2,000 withdrawal reduces the Indexed Strategy Value by $2,000 and the Buffer Credit Base by $2,333, proportional to the reduction in Indexed Strategy Value.(c) At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is less than the Buffer Credit Base. The Buffer Credit is equal to the lesser of the difference between the Buffer Credit Base and the Indexed Strategy Value ($2,031) and the Buffer ($3,067). The end of year Indexed Strategy Value thus reflects a $ 2,031 Buffer Credit.

Buffer Indexed Strategy Example 5: Effect of Withdrawal on Buffer Credit Base when Buffer Credit Base is Less Than Indexed Strategy Value at Time of Withdrawal

Assume the following:

•	You make a single allocation to the Buffer Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72 month (six-year) Indexed Strategy Term;
•	The Buffer Factor is 40%;
•	The Indexed Strategy Value increases by 5.0% annually over the Indexed Strategy Term; and
•	You make a single $2,000 withdrawal (Deduction) from the Buffer Indexed Strategy in Contract Year 3, to which no Withdrawal Charge applies. Under other circumstances, a Withdrawal Charge may apply.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Buffer Credit Base	Indexed Strategy Value After Growth	Deduction Amount	Indexed Strategy Value After Deductions	Buffer Credit Base After Deductions	Buffer	Buffer Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$10,000	$10,000	-	$10,000	$10,000		-	$10,000

	1	$10,000	$10,000	$10,500	-	$10,500	$10,000		-	$10,500

	2	$10,500	$10,000	$11,025	-	$11,025	$10,000		-	$11,025

(b)	3	$11,025	$10,000	$11,576	$2,000	$9,576	$8,272		-	$9,576

	4	$9,576	$8,272	$10,055	-	$10,055	$8,272		-	$10,055

	5	$10,055	$8,272	$10,558	-	$10,558	$8,272		-	$10,558

(c)	6	$10,558	$8,272	$11,086		$11,086	$8,272	$3,309	$0	$11,086

(a)	On the Contract Date, your Indexed Strategy Value and your Buffer Credit Base are equal to your initial Purchase Payment of $10,000.
(b)	The $2,000 withdrawal reduces the Indexed Strategy Value by $2,000 and the Buffer Credit Base by $1,728, proportional to the reduction in Indexed Strategy Value.
(c)	At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is greater than the Buffer Credit Base. Therefore, the Buffer Credit is $0.

Coupon Indexed Strategy Value

We will determine the Indexed Strategy Value for the Coupon Indexed Strategy for each Business Day on which you have an allocation to the Coupon Indexed Strategy.

At the beginning of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the amount of your allocation to the Coupon Indexed Strategy, including reallocations.

The Coupon Credit Base is equal to the Indexed Strategy Value.

On each Business Day during the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Coupon Indexed Strategy, minus any Deductions from the Coupon Indexed Strategy on that day.

The Coupon Credit Base is equal to the Coupon Credit Base at the end of the previous Business Day minus the amount of all Deductions taken from the Coupon Indexed Strategy since the end of the previous Business Day. Each Deduction will reduce the Coupon Credit Base by the dollar amount of the Deduction.

On the last day of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Coupon Indexed Strategy, plus any applicable Coupon Credit, minus any Deductions from the Coupon Indexed Strategy on that day.

The Coupon Credit is determined by multiplying the Coupon Credit Base at the end of the previous Business Day by the Coupon Rate (which is expressed as an annual rate), adjusted for the length of the Indexed Strategy Term (i.e., three months). In other words, the Coupon Rate is multiplied by the length of the Indexed Strategy Term (in months) and divided by twelve before it is applied to the Coupon Credit Base at the end of the Indexed Strategy Term.

The Coupon Credit is calculated as:

CCT	=	CRT	x	CCBt-1	x	CT
12

where:

• CCT	=	The Coupon Credit for the Indexed Strategy Term
• CRT	=	The Coupon Rate applicable to the Indexed Strategy Term
• CCBt1	=	The Coupon Credit Base at the end of the previous Business Day
• CT	=	The Indexed Strategy Term in months

If the last day of the Indexed Strategy Term falls on a non-Business Day, then the Coupon Credit will be calculated as of that day.

Coupon Indexed Strategy Example 1: Coupon Credit with Positive Reference Index Performance

Assume the following:

•	You make a single allocation to the Coupon Indexed Strategy of $10,000 on the Contract Date;
•	There is a three-month Indexed Strategy Term;
•	The Coupon Rate is 1.00%;
•	The Indexed Strategy Value increases by 1.00% monthly during the first two Indexed Strategy Terms;
•	There are no Deductions during the Indexed Strategy Terms; and
•	At the end of the first Indexed Strategy Term, the entire Indexed Strategy Value is reallocated into the Coupon Indexed Strategy.

	Month	Indexed Strategy Term Month	Beginning of Month Indexed Strategy Value	Coupon Credit Base	Indexed Strategy Value After Growth	Coupon Credit	End of Month Indexed Strategy Value

(a)	0	0	$10,000	$10,000	$10,000	-	$10,000

	1	1	$10,000	$10,000	$10,100	-	$10,100

	2	2	$10,100	$10,000	$10,201	-	$10,201

(b)	3	3	$10,201	$10,000	$10,303	$25	$10,328

(c)	4	1	$10,328	$10,328	$10,431	-	$10,431

	5	2	$10,431	$10,328	$10,536	-	$10,536

(d)	6	3	$10,536	$10,328	$10,641	$26	$10,667

(a)	On the Contract Date, your Indexed Strategy Value and your Coupon Credit Base are equal to your initial Purchase Payment of $10,000.
(b)

At the end of the first Indexed Strategy Term, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $10,000 x 3 / 12 = $25). The resulting Indexed Strategy Value thus reflects a $25 Coupon Credit.

(c)	At the beginning of the new Indexed Strategy Term, the Coupon Credit Base is set equal to the Indexed Strategy Value.
(d)

At the end of the second Indexed Strategy, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $10,328 x 3 / 12 = $26). The resulting Indexed Strategy Value thus reflects a $26 Coupon Credit.

Coupon Indexed Strategy Example 2: Coupon Credit with Negative Reference Index Performance

Assume the following:

•	You make a single allocation to the Coupon Indexed Strategy of $10,000 on the Contract Date;
•	There is a three-month Indexed Strategy Term;
•	The Coupon Rate is 1.00%;
•	The Indexed Strategy Value decreases by 1.00% monthly during the first two Indexed Strategy Terms;
•	There are no Deductions during the Indexed Strategy Terms; and
•	At the end of the first Indexed Strategy Term, the entire Indexed Strategy Value is reallocated into the Coupon Indexed Strategy.

	Month	Indexed Strategy Term Month	Beginning of Month Indexed Strategy Value	Coupon Credit Base	Indexed Strategy Value After Growth	Coupon Credit	End of Month Indexed Strategy Value

(a)	0	0	$10,000	$10,000	$10,000	-	$10,000

	1	1	$10,000	$10,000	$9,900	-	$9,900

	2	2	$9,900	$10,000	$9,801	-	$9,801

(b)	3	3	$9,801	$10,000	$9,703	$25	$9,728

(c)	4	1	$9,728	$9,728	$9,631	-	$9,631

	5	2	$9,631	$9,728	$9,534	-	$9,534

(d)	6	3	$9,534	$9,728	$9,439	$24	$9,463

(a)	On the Contract Date, your Indexed Strategy Value and your Coupon Credit Base are equal to your initial Purchase Payment of $10,000.
(b)

At the end of the first Indexed Strategy Term, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $10,000 x 3 / 12 = $25). The resulting Indexed Strategy Value reflects a $25 Coupon Credit.

(c)	At the beginning of the new Indexed Strategy Term, the Coupon Credit Base is set equal to the Indexed Strategy Value.
(d)

At the end of the second Indexed Strategy Term, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $9,728 x 3 / 12 = $24). The resulting Indexed Strategy Value thus reflects a $24 Coupon Credit.

Coupon Indexed Strategy Example 3: Effect of Withdrawal on Coupon Credit Base

Assume the following:

•	You make a single allocation to the Coupon Indexed Strategy of $10,000 on the Contract Date;
•	There is a three-month Indexed Strategy Term;
•	The Coupon Rate is 1.00%;
•	The Indexed Strategy Value increases by 1.00% monthly during the first two Indexed Strategy Terms;
•	At the end of the first Indexed Strategy Term, the entire Indexed Strategy Value is reallocated into the Coupon Indexed Strategy; and
•	You make a single $2,000 withdrawal (Deduction) from the Coupon Indexed Strategy in Contract month 5, to which no Withdrawal Charge applies. Under other circumstances, a Withdrawal Charge may apply.

	Month	Indexed Strategy Term Month	Beginning of Month Indexed Strategy Value	Coupon Credit Base	Indexed Strategy Value After Growth	Deduction Amount	Indexed Strategy Value After Deductions	Coupon Credit Base After Deductions	Coupon Credit	End of Month Indexed Strategy Value

(a)	0	0	$10,000	$10,000	$10,000	-	$10,000	$10,000	-	$10,000

	1	1	$10,000	$10,000	$10,100	-	$10,100	$10,000	-	$10,100

	2	2	$10,100	$10,000	$10,201	-	$10,201	$10,000	-	$10,201

(b)	3	3	$10,201	$10,000	$10,303	-	$10,303	$10,000	$25	$10,328

(c)	4	1	$10,328	$10,328	$10,431	-	$10,431	$10,328	-	$10,431

(d)	5	2	$10,431	$10,328	$10,536	$2,000	$8,536	$8,328	-	$8,536

(e)	6	3	$8,536	$8,328	$8,621	-	$8,621	$8,328	$21	$8,642

(a)	On the Contract Date, your Indexed Strategy Value and your Coupon Credit Base are equal to your initial Purchase Payment of $10,000.
(b)

At the end of the first Indexed Strategy Term, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $10,000 x 3 / 12 = $25). The resulting Indexed Strategy Value thus reflects a $25 Coupon Credit.

(c)	At the beginning of the new Indexed Strategy Term, the Coupon Credit Base is set equal to the Indexed Strategy Value.
(d)	The $2,000 withdrawal reduces both the Indexed Strategy Value and Coupon Credit Base by $2,000.
(e)

At the end of the second Indexed Strategy Term, the Coupon Credit is calculated by multiplying the Coupon Rate by the Coupon Credit Base and further multiplying by the length of the Indexed Strategy Term in months, divided by 12 (1.0% x $8,328 x 3 / 12 = $21). The resulting Indexed Strategy Value thus reflects a $21 Coupon Credit.

Floor Indexed Strategy Value

We will determine the Indexed Strategy Value for the Floor Indexed Strategy for each Business Day on which you have an allocation to the Floor Indexed Strategy.

At the beginning of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the amount of your allocation to the Floor Indexed Strategy, including reallocations.

The Floor Credit Base is equal to the Indexed Strategy Value multiplied by the Floor Factor.

On each Business Day during the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Floor Indexed Strategy, minus any Deductions from the Floor Indexed Strategy on that day.

The Floor Credit Base is determined by taking the Floor Credit Base at the end of the previous Business Day and reducing it for any Deductions taken from the Floor Indexed Strategy since the end of the previous Business Day on a pro rata basis. If no Deductions are taken from the Floor Indexed Strategy, the Floor Credit Base will not change.

The Floor Credit Base is calculated as:     A x (1 – (B/C))

where:

•	A	= The Floor Credit Base at the end of the previous Business Day
•	B	= The amount of all Deductions taken from the Floor Indexed Strategy since the end of the previous Business Day
•	C	= The Indexed Strategy Value before any Deductions

Deductions from the Floor Indexed Strategy during the Indexed Strategy Term will reduce the Floor Credit Base on a pro rata basis (i.e., in the same proportion that the Deductions reduce the Indexed Strategy Value), and this reduction could be significantly more than the dollar amount of such Deductions. If the Floor Credit Base at the time of the Deduction is greater than the Indexed Strategy Value, the reduction to the Floor Credit Base will be greater than the amount of the Deduction. Because the Floor Credit at the end of the Indexed Strategy Term is determined with reference to the Floor Credit Base, these reductions may significantly reduce or eliminate the Floor Credit that would otherwise apply on the last day of the Indexed Strategy Term.

For example, assume your Floor Credit Base is $9,000 and your Indexed Strategy Value is $8,574 when a $2,000 Deduction is taken from the Floor Indexed Strategy. The Deduction will reduce your Indexed Strategy Value by $2,000 (a dollar-for-dollar reduction) to $6,574. However, the Deduction will reduce your Floor Credit Base by $2,099 (a pro rata reduction) to $6,901, as shown below:

$9,000 Floor Credit Base x (1 – ($2,000 Deduction / $8,574 Indexed Strategy Value before Deduction)) = $6,901

Because the Floor Credit Base was greater than the Indexed Strategy Value at the time of the Deduction, the reduction to the Floor Credit Base was more than the amount deducted.

Alternatively, assume your Indexed Strategy Value is $11,576 when the Deduction is taken. The Deduction will reduce your Indexed Strategy Value by $2,000 (a dollar-for-dollar reduction) to $9,576. However, the Deduction will reduce your Floor Credit Base by $1,555 (a pro rata reduction) to $7,445, as shown below:

$9,000 Floor Credit Base x (1 – ($2,000 Deduction / $11,576 Indexed Strategy Value before Deduction)) = $7,445

Because the Floor Credit Base was less than the Indexed Strategy Value at the time of the Deduction, the reduction to the Floor Credit Base was less than the amount deducted.

More detailed examples are provided below.

On the last day of the Indexed Strategy Term:

The Indexed Strategy Value is equal to the Indexed Strategy Value at the end of the previous Business Day, plus the Daily Index Credit for the Floor Indexed Strategy, plus any applicable Floor Credit, minus any Deductions from the Floor Indexed Strategy on that day.

If the Indexed Strategy Value before any Deductions from or reallocations to the Floor Indexed Strategy is greater than the Floor Credit Base, at the end of the previous Business Day then the Floor Credit is zero.

If the Indexed Strategy Value before any Deductions from or reallocations to the Floor Indexed Strategy is less than or equal to the Floor Credit Base, at the end of the previous Business Day, then the Floor Credit is equal to the Floor Credit Base at the end of the previous Business Day minus the Indexed Strategy Value on the last day of the Indexed Strategy Term before any Deductions from or reallocations to the Floor Indexed Strategy.

If the last day of the Indexed Strategy Term falls on a non-Business Day, then the Floor Credit will be calculated as of that day.

Floor Indexed Strategy Example 1: Floor Credit with Positive Reference Index Performance

Assume the following:

•	You make a single allocation to the Floor Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Floor Factor is 90%;

•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value increases by 4.0% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Floor Credit Base	Indexed Strategy Value After Growth	Floor Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$9,000	$10,000	-	$10,000

	1	$10,000	$9,000	$10,400	-	$10,400

	2	$10,400	$9,000	$10,816	-	$10,816

	3	$10,816	$9,000	$11,249	-	$11,249

	4	$11,249	$9,000	$11,699	-	$11,699

	5	$11,699	$9,000	$12,167	-	$12,167

(b)	6	$12,167	$9,000	$12,653	$0	$12,653

(a)

On the Contract Date, your Indexed Strategy Value is equal to your initial Purchase Payment of $10,000. Your Floor Credit Base is equal to your initial Purchase Payment multiplied by the Floor Factor ($10,000 x 90% = $9,000).

(b)	At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is greater than the Floor Credit Base. Therefore, the Floor Credit is $0.

Floor Indexed Strategy Example 2: Floor Credit with Negative Reference Index Performance that Remains Greater than the Floor Credit Base

Assume the following:

•	You make a single allocation to the Floor Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Floor Factor is 90%;
•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value decreases by 1.5% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Floor Credit Base	Indexed Strategy Value After Growth	Floor Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$9,000	$10,000	-	$10,000

	1	$10,000	$9,000	$9,850	-	$9,850

	2	$9,850	$9,000	$9,702	-	$9,702

	3	$9,702	$9,000	$9,557	-	$9,557

	4	$9,557	$9,000	$9,413	-	$9,413

	5	$9,413	$9,000	$9,272	-	$9,272

(b)	6	$9,272	$9,000	$9,133	$0	$9,133

(a)

On the Contract Date, your Indexed Strategy Value is equal to your initial Purchase Payment of $10,000. Your Floor Credit Base is equal to your initial Purchase Payment multiplied by the Floor Factor ($10,000 x 90% = $9,000).

(b)	At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is greater than the Floor Credit Base of $9,000. Therefore, the Floor Credit is $0.

Floor Indexed Strategy Example 3: Floor Credit with Negative Reference Index Performance Below the Floor Credit Base

Assume the following:

•	You make a single allocation to the Floor Indexed Strategy of $10,000 on the Contract Date;

•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Floor Factor is 90%;
•	There are no Deductions during the Indexed Strategy Term; and
•	The Indexed Strategy Value decreases by 5.0% annually over the Indexed Strategy Term.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Floor Credit Base	Indexed Strategy Value After Growth	Floor Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$9,000	$10,000	-	$10,000

	1	$10,000	$9,000	$9,500	-	$9,500

	2	$9,500	$9,000	$9,025	-	$9,025

	3	$9,025	$9,000	$8,574	-	$8,574

	4	$8,574	$9,000	$8,145	-	$8,145

	5	$8,145	$9,000	$7,738	-	$7,738

(b)	6	$7,738	$9,000	$7,351	$1,649	$9,000

(a)

On the Contract Date, your Indexed Strategy Value is equal to your initial Purchase Payment of $10,000. Your Floor Credit Base is equal to your initial Purchase Payment multiplied by the Floor Factor ($10,000 x 90.00% = $9,000).

(b)

At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is less than the Floor Credit Base. The Floor Credit is equal to the difference between the Floor Credit Base and the Indexed Strategy Value ($9,000 - $7,351 = $1,649). The end of year Indexed Strategy Value thus reflects a $1,649 Floor Credit.

Floor Indexed Strategy Example 4: Effect of Withdrawal on Floor Credit Base when Floor Credit Base is Greater Than Indexed Strategy Value at Time of Withdrawal

Assume the following:

•	You make a single allocation to the Floor Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Floor Factor is 90%;
•	The Indexed Strategy Value decreases by 5.0% annually over the Indexed Strategy Term; and
•	You make a single $2,000 withdrawal (Deduction) from the Buffer Indexed Strategy in Contract Year 3, to which no Withdrawal Charge applies. Under other circumstances, a Withdrawal Charge may apply.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Floor Credit Base	Indexed Strategy Value After Growth	Deduction Amount	Indexed Strategy Value After Deductions	Floor Credit Base After Deductions	Floor Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$9,000	$10,000	-	$10,000	$9,000	-	$10,000

	1	$10,000	$9,000	$9,500	-	$9,500	$9,000	-	$9,500

	2	$9,500	$9,000	$9,025	-	$9,025	$9,000	-	$9,025

(b)	3	$9,025	$9,000	$8,574	$2,000	$6,574	$6,901	-	$6,574

	4	$6,574	$6,901	$6,245	-	$6,245	$6,901	-	$6,245

	5	$6,245	$6,901	$5,933	-	$5,933	$6,901	-	$5,933

(c)	6	$5,933	$6,901	$5,636	-	$5,636	$6,901	$1,264	$6,901

(a)

On the Contract Date, your Indexed Strategy Value is equal to your initial Purchase Payment of $10,000. Your Floor Credit Base is equal to your initial Purchase Payment multiplied by the Floor Factor ($10,000 x 90.00% = $9,000).

(b)

The $2,000 withdrawal reduces the Indexed Strategy Value by $2,000 and the Floor Credit Base by $2,099, proportional to the reduction in Indexed Strategy Value. (c) At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is less than the Floor Credit Base. The Floor Credit is equal to the difference between the Floor Credit Base and the Indexed Strategy Value ($6,901 - $5,636 = $1,264). The end of year Indexed Strategy Value thus reflects a $1,264 Floor Credit.

Floor Indexed Strategy Example 5: Effect of Withdrawal on Floor Credit Base when Floor Credit Base is Less Than Indexed Strategy Value at Time of Withdrawal

Assume the following:

•	You make a single allocation to the Floor Indexed Strategy of $10,000 on the Contract Date;
•	There is a 72-month (six-year) Indexed Strategy Term;
•	The Floor Factor is 90%;
•	The Indexed Strategy Value increases by 5.0% annually over the Indexed Strategy Term; and
•	You make a single $2,000 withdrawal (Deduction) from the Buffer Indexed Strategy in Contract Year 3, to which no Withdrawal Charge applies. Under other circumstances, a Withdrawal Charge may apply.

	Indexed Strategy Term Year	Beginning of Year Indexed Strategy Value	Floor Credit Base	Indexed Strategy Value After Growth	Deduction Amount	Indexed Strategy Value After Deductions	Floor Credit Base After Deductions	Floor Credit	End of Year Indexed Strategy Value

(a)	0	$10,000	$9,000	$10,000	-	$10,000	$9,000	-	$10,000

	1	$10,000	$9,000	$10,500	-	$10,500	$9,000	-	$10,500

	2	$10,500	$9,000	$11,025	-	$11,025	$9,000	-	$11,025

(b)	3	$11,025	$9,000	$11,576	$2,000	$9,576	$7,445	-	$9,576

	4	$9,576	$7,445	$10,055	-	$10,055	$7,445	-	$10,055

	5	$10,055	$7,445	$10,558	-	$10,558	$7,445	-	$10,558

(c)	6	$10,558	$7,445	$11,086	-	$11,086	$7,445	$0	$11,086

(a)

On the Contract Date, your Indexed Strategy Value is equal to your initial Purchase Payment of $10,000. Your Floor Credit Base is equal to your initial Purchase Payment multiplied by the Floor Factor ($10,000 x 90.00% = $9,000).

(b)	The $2,000 withdrawal reduces the Indexed Strategy Value by $2,000 and the Floor Credit Base by $1,555, proportional to the reduction in Indexed Strategy Value.
(c)	At the end of the Indexed Strategy Term, the applicable Indexed Strategy Value is greater than the Floor Credit Base. Therefore, the Floor Credit is $0.

7.	Benefits Available Under the Contract

Death Benefit

In the event of the death of the Owner during the Accumulation Phase, we will pay the Death Benefit following receipt by us of Due Proof of Death of the Owner, subject to the terms of the Contract and pursuant to the terms of the Beneficiary designation in effect at the time of death of the Owner. The Death Benefit is equal to the Contract Value, plus applicable interest, reduced by any applicable Premium Tax or similar tax. Indexed Strategy Credits are only applied at the end of the Indexed Strategy Term. Therefore, unless the day the Death Benefit is calculated coincides with the end of the Indexed Strategy Term, any Indexed Strategy Credits will not be applied in determining the amount of the Death Benefit. This means any Death Benefit payment will reflect any negative Reference Index performance when paid. Death Benefit payments on any day other than the last day of an Indexed Strategy Term are not subject to any level of downside protection. The Death Benefit is calculated as of close of business on the date Due Proof of Death is received. For example, if your Contract Value is $100,000 on the date of death, and declines to $90,000 on the date we receive Due Proof of Death, the Death Benefit will equal $90,000. Your Beneficiaries will also get to keep any Interest received between your date of death and our receipt of Due Proof of Death.

The Death Benefit is payable to the Beneficiaries. A natural person Beneficiary must be alive on the date of death of the Owner. Unless otherwise provided by Written Request, the Beneficiaries are determined in the following order:

1.	The primary Beneficiaries, if living or in existence (in the case of a trust).
2.	The contingent Beneficiaries, if living or in existence (in the case of a trust).
3.	The Owner’s estate.

We do not permit the naming of any non-natural person Beneficiary, other than a trust.

Multiple Beneficiaries in the same class will share equally, unless you direct otherwise. However, if a Beneficiary is not alive or in existence on the date of death of the Owner and there are other Beneficiaries in the same class, then the Death Benefit will be shared among the other Beneficiaries of the same class unless you instruct us otherwise.

Each Beneficiary’s share of the Death Benefit will remain allocated to the current Strategies until we receive a claim form, properly completed, with respect to such Beneficiary and any other information or documents we may request to establish the identity of the Beneficiary.

If this is a Qualified Contract, then the terms of your Qualified Contract rider or endorsement will apply.

If this a Non-Qualified Contract, then the following provisions apply:

•

This Non-Qualified Contract is intended to comply with the laws and corresponding regulations of the Code including, without limitation, Section 72(s) of the Code, as applicable, and to qualify as an annuity contract for U.S. federal tax purposes. As such, the terms of this Non-Qualified Contract will be interpreted to maintain such compliance and qualification, notwithstanding any language to the contrary.

•

Death Before the Annuity Income Date: If the Owner dies before the Annuity Income Date, then the Death Benefit will be paid in a lump sum within five years of the Owner’s death. However, each Beneficiary that is a natural person may elect by Written Request to receive their portion of the Death Benefit in equal payments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, provided such payments begin within one year of the Owner’s death. If the Owner’s surviving spouse (within the meaning of U.S. federal tax law) is the sole primary Beneficiary, then the surviving spouse may elect by Written Request to continue the Contract by becoming the Owner, and all benefits, rights, and requirements under the Contract will be based on the surviving spouse’s life. The surviving spouse will also become the Annuitant.

•

Death On or After the Annuity Income Date: If the Owner dies on or after the Annuity Income Date and before the entire interest in the contract has been distributed, then the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the date of the Owner’s death.

The Company may permit other methods of settlement. In no event shall any method of settlement be exercised that would violate the mandatory distribution requirements of Section 72(s) of the Code. For more information, see the “Tax Information” section.

If any Beneficiary does not elect one of the above settlement methods within 60 days of the date on which the Company receives Due Proof of Death, we will distribute the Death Benefit payable to such Beneficiary as a lump sum immediately but in all events within five years of the Owner’s death.

We may delay payment of a Death Benefit if we cannot find a Beneficiary. However, the Death Benefit will be paid in accordance with Section 72(s) of the Code in all events. For purposes of interpreting your Beneficiary designation, the word “child” means only a lawful child, including an adopted child. The word “child” does not mean stepchild or grandchild. We may require proof satisfactory to us that each Beneficiary is qualified to receive payment.

Interest on Death Benefit

We will accrue interest on the Death Benefit payable under the Contract as required by the laws of the state where the Contract was delivered or issued for delivery. Such accrued interest will be added to the Death Benefit to be paid.

Payments in General

We will issue all payments by us under the Contract to the Owner at the bank account you have specified or, if none is specified, by physical check, except that we will pay the Death Benefit to the Beneficiaries. You may request an alternative method of payment by Written Request.

We reserve the right to require proof of age of any payee, or proof that the applicable payee is living, prior to making payment under the Contract, but not more than once in any 12-month period.

Payments to Minors

If any payment is to be paid to a minor, then, unless otherwise provided by law, we will make such payment only to the duly authorized and acting conservator or guardian of the minor’s estate until such time as the minor passes the age of majority. Any such payment we make will release us to the extent of the payment.

Terminal Illness Benefit and Nursing Home Confinement Benefit

The Terminal Illness Benefit and the Nursing Home Confinement Benefit provide additional benefits through the waiver of certain Withdrawal Charges if the Owner becomes terminally ill or is confined to an Eligible Nursing Home. If the Owner is not a natural person, the Annuitant will be considered the Owner. These benefits terminate when the Contract terminates. Terminations will not affect the waiver of any Withdrawal Charges that occurred while the Contract was in force.

We will waive the related Withdrawal Charge in connection with any withdrawal from the Contract Value or full surrender of the Contract if: (i) after the Contract Date the Owner becomes terminally ill by any medical condition which a licensed physician certifies has reduced the Owner’s expected life span to nine months or less; and (ii) the Contract has been in force for as long as the eligibility waiting period, which will not exceed one year as of the date we receive the Written Request for such withdrawal or surrender. A licensed physician means a person authorized or licensed to practice medicine in any state of the United States of America or the District of Columbia.

You must provide proof of the qualifying terminal illness, which must include certification by a licensed physician who: (i) has examined the Owner and is qualified to provide such certification; and (ii) is neither the Owner or a family member of the Owner. Family member means, with respect to the Owner, such person’s spouse or domestic partner, spouse’s or domestic partner’s parents, sons and daughters and their spouses or domestic partners, parents and their spouses or domestic partners, brothers and sisters and their spouses or domestic partners, grandparents and grandchildren and their spouses or domestic partners, and any individual related to the Owner by blood or affinity whose close association with the Owner is the equivalent of a family relationship. The certification must also state the date of diagnosis, which must be after the Contract Date. We reserve the right to require a second opinion and to have the Owner examined by a licensed physician of our choosing and at our expense. In such case, the opinions of both licensed physicians must agree in order to qualify for the benefit. In the event the second opinion conflicts with the first opinion, the second opinion will prevail.

If the Company finds the proof of terminal illness to be insufficient, we will notify you of the denial and provide you with the opportunity to: (i) provide additional proof of the qualifying terminal illness; (ii) accept the surrender or withdrawal proceeds, net of any Withdrawal Charges, that would otherwise apply absent this benefit; or (iii) withdraw your withdrawal or surrender request.

Furthermore, if the Contract was purchased prior to the Owner’s 76th birthday, we will waive the related Withdrawal Charge in connection with any full surrender of the Contract or withdrawal from the Contract Value if: (i) the Owner has been confined in an eligible nursing home for a period of 90 continuous days beginning on or after the Contract Date; and (ii) the Contract has been in force for as long as the eligibility waiting period, which will not exceed one year as of the date we receive the Written Request for such withdrawal or surrender. An eligible nursing home means a licensed hospital or licensed skilled or intermediate confinement nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient.

You must provide proof of the Owner’s confinement in an Eligible Nursing Home.

If the Company finds the proof of the Owner’s confinement to be insufficient, we will notify you of the denial and provide you with the opportunity to: (i) provide additional proof of the Owner’s confinement in an Eligible Nursing Home; (ii) accept the withdrawal or surrender proceeds, net of any Withdrawal Charges that would otherwise apply absent this benefit; or (iii) withdraw your withdrawal or surrender request.

8.	Contract Fees and Charges

Withdrawal Charges

At the time of any withdrawal or surrender of the Contract, the amount subject to Withdrawal Charges is equal to the amount of total Purchase Payments less any amount you withdrew previously to which we applied Withdrawal Charges. We will not apply Withdrawal Charges on any amounts withdrawn or surrendered in excess of the total Purchase Payments. However, note that withdrawals of the Free Withdrawal Amount do not reduce the overall amount subject to Withdrawal Charges. The Withdrawal Charge Period begins on the Contract Date and does not reset for additional Purchase Payments made during the Purchase Payment Period.

The rates used for calculating Withdrawal Charges with respect to any Contract Year, are the following: The applicable Withdrawal Charge Percentage corresponds to the Contract Year in which the withdrawal or surrender occurs.

Withdrawal Charge Percentages by Contract Year

Year	1	2	3	4	5	6	7+

Rate	5.00%	5.00%	4.00%	3.00%	2.00%	1.00%	0%

Free Withdrawal Amount

During the first Contract Year, the Free Withdrawal Amount is equal to 10.00% of the total amount of Purchase Payments. Thereafter, on each Contract Anniversary we will determine the Free Withdrawal Amount applicable for the Contract Year beginning on that Contract Anniversary, which will be equal to the greater of: (a) 10.00% of the Contract Value as of that Contract Anniversary; and (b) the required minimum distribution amount, if any, that must be distributed with respect to the Contract Value for any Qualified Contract for the current calendar year under Section 401(a)(9) of the Code (“RMD Amount”), if any, for the calendar year of that Contract Anniversary, as calculated by us under the Code and other applicable U.S. federal income tax law. Only one tax year’s RMD Amount can be taken without the application of Withdrawal Charges during any Contract Year.

We will reduce the Free Withdrawal Amount by any prior withdrawals taken during the same Contract Year. Any portion of the Free Withdrawal Amount that is not used during a Contract Year will not be available for use in future Contract Years.

The Free Withdrawal Amount is only applicable to partial withdrawals taken during a Contract Year. The Free Withdrawal Amount does not apply to a full surrender of the Contract.

Partial Withdrawals

The Withdrawal Charges will equal    A x (the lesser amount of B and C)

where:

• A	= The applicable Withdrawal Charge Percentage
• B	= The total withdrawal amount, less any remaining Free Withdrawal Amount for the applicable Contract Year
• C	= The amount subject to Withdrawal Charges, if any, less any remaining Free Withdrawal Amount for the applicable Contract Year

Full Surrender

The Withdrawal Charges will equal    A x B

where:

• A	= The applicable Withdrawal Charge Percentage
• B	= The amount subject to Withdrawal Charges, if any

Waiver of Withdrawal Charges

We will not apply, or will waive, Withdrawal Charges with respect to:

•	Any amounts withdrawn during the current Contract Year that are, in the aggregate, less than or equal to the Free Withdrawal Amount;
•	Any amounts applied to a Settlement Option;
•	Any amounts withdrawn after the Withdrawal Charge Period;
•	The portion of any amounts withdrawn that exceed the sum of all Purchase Payments;
•	Death Benefit payments; and
•	Amounts withdrawn under the Terminal Illness Benefit or the Nursing Home Confinement Benefit (see the “Terminal Illness Benefit and Nursing Home Confinement Benefit” section).

Example: Effect of Free Withdrawal Amount and Withdrawal Charges on Contract Value

Assume the following:

•	The Withdrawal Charge Period is 6 years
•	The Free Withdrawal Percentage is 10.00%

Contract Year	Purchase Payment	Contract Value (Beginning of Contract Year)	Free Withdrawal Amount	Contract Value Increase (Decrease)	Withdrawal Amount	Remaining Free Withdrawal Amount, if any	Withdrawal Amount	Contract Value (End of Contract Year)	Purchase Payment Still Subject to Withdrawal Charges	Withdrawal Charges Applicable to Full Surrender	Surrender Value
1	$100,000	$100,000	$10,000	-	-	$10,000	-	$100,000	$100,000	$5,000	$95,000
2	-	$100,000	$10,000	$10,000	-	$10,000	-	$110,000	$100,000	$5,000	$105,000
3 (a)	-	$110,000	$11,000	$(5,000)	$17,000	-	$6,000	$88,000	$94,000	$3,760	$84,240
4	-	$88,000	$8,800	$2,000	-	$8,800	-	$90,000	$94,000	$2,820	$87,180
5 (b)	-	$90,000	$9,000	$3,000	$8,000	$1,000	-	$85,000	$94,000	$1,880	$83,120
6	-	$85,000	$8,500	$(7,000)	-	$8,500	-	$78,000	$94,000	$940	$77,060
7	-	$78,000	$7,800	-	-	$7,800	-	$78,000	-	-	$78,000
8	-	$78,000	$7,888	$9,000	-	$7,800	-	$87,000	-	-	$87,000

(a)

In Contract Year 3, there is a request for a withdrawal of $17,000. The Free Withdrawal Amount of $11,000 equals 10.00% of $110,000, which was the Contract Value on the last Contract Anniversary. On full surrender, the Withdrawal Charges will always apply to the total amount of Purchase Payments not yet withdrawn. Withdrawals in excess of the Free Withdrawal Amount reduce the amount of Purchase Payments subject to Withdrawal Charges by the excess amount of the withdrawal over the Free Withdrawal Amount. Therefore, the Purchase

Payments still subject to Withdrawal Charges are reduced by $6,000 ($17,000 - $11,000) to $94,000. The total applicable Withdrawal Charges immediately after the withdrawal are $3,8760 ($94,000 x 4.00%), and the full Surrender Value is $84,240, which is equal to the Contract Value less the applicable Withdrawal Charges ($88,000 - $3,760).

(b)

In Contract Year 5, there is a request for a withdrawal of $8,000. The Free Withdrawal Amount of $9,000 equals 10.00% of $90,000, which was the Contract Value on the last Contract Anniversary. Because the withdrawal is less than the Free Withdrawal Amount, there is no reduction in the amount of Purchase Payments still subject to Withdrawal Charges. Immediately after the withdrawal, the Withdrawal Charges applicable to a full surrender of the Contract are $1,880 ($94,000 x 2.00%). The Surrender Value is $83,120, which is equal to the Contract Value less applicable Withdrawal Charges ($85,000 - $1,880).

Deferral of Payments

The Company reserves the right to defer payment of any amount due in connection with a full surrender, a withdrawal, or a Death Benefit payment during any period that:

•	the NYSE is closed (except weekends and holidays);
•	trading on the NYSE is restricted;
•	the SEC declares that an emergency exists; or
•	the SEC, by order, permits us to delay payment.

Furthermore, the Company reserves the right to defer payment of any amount due in connection with a full surrender or a withdrawal for a period of six months after receiving the request, provided that we have obtained written approval to defer payments from the chief insurance regulator of the state where this contract was delivered or issued for delivery. Any amounts not allocated to the Fixed Interest Strategy will be transferred to the Fixed Interest Strategy and held there during the deferral period.

Withholding and Other Taxes; Premium Taxes

The Company will deduct from any payment under the Contract any withholding taxes or other taxes required by applicable law.

Premium Taxes may be applicable in certain states. Premium Tax applicability and rates vary by state and may change. We reserve the right to deduct such tax from the Purchase Payment when received or from the Contract Value of your Contract upon any withdrawal from or surrender of your Contract, the election of a Settlement Option, or the payment of a Death Benefit.

We may be required to pay state Premium Taxes currently ranging from 0.00% to 3.50%, in connection with a Purchase Payment or other values under the Contract. Depending upon applicable state law, we may deduct charges for the Premium Taxes we incur with respect to your Contract upon any withdrawal from or surrender of your Contract, the election of a Settlement Option, or the payment of a Death Benefit. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Purchase Payment, depending on applicable state law. For more information, see the “Tax Information” section.

9.	Annuity Payments

Available Settlement Options

During the Accumulation Phase, you may elect by Written Request to annuitize the Contract and direct us to apply the entire Contract Value to one of the several Settlement Options described below. Indexed Strategy Credits are only applied at the end of the Indexed Strategy Term. Therefore, if you choose to annuitize the Contract before the end of the Indexed Strategy Terms to which you have Contract Value allocated, any Indexed Strategy Credits will not be applied in determining the Contract Value available to be applied to the Settlement Option you chose. This means any amount applied to a Settlement Option will reflect any negative Reference Index performance. Amounts applied to a Settlement Option on any day other than the last day of an Indexed Strategy Term are not subject to any level of downside protection.

Withdrawals are no longer available after the Contract is annuitized.

•

Settlement Option (1) – Single Life Annuity: We will make payments as long as the Annuitant is living. Payments under this Settlement Option depend on the age and sex of the Annuitant on the Annuity Income Date. No further amounts will be payable under this Settlement Option after the Annuitant has died. This means that if the Annuitant dies after the first payment, then no further payments will be made.

•

Settlement Option (2) – Single Life Annuity with Guaranteed Annuity Payment Period Between 5 and 20 Years: We will make payments for a Guaranteed Annuity Payment Period chosen by you, which may be any annual period between five and 20 years, whether or not the Annuitant is living. After the Guaranteed Annuity Payment Period has ended, we will continue to make payments as long as the Annuitant is living. Payments under this Settlement Option depend on the age and sex of the Annuitant on the Annuity Income Date. If the Annuitant dies before the end of the Guaranteed Annuity Payment Period, (i) we will continue to make payments to the Beneficiaries for the remainder of the Guaranteed Annuity Payment Period and (ii) no further amounts will be payable under this Settlement Option after the Guaranteed Annuity Payment Period ends.

•

Settlement Option (3) – Guaranteed Annuity Payment Period Between 10 and 20 Years: We will make payments for a Guaranteed Annuity Payment Period chosen by you, which may be any annual period between 10 and 20 years, whether or not the Annuitant is living. The payments are not affected by the age of the Annuitant. If the Annuitant dies before the end of the Guaranteed Annuity Payment Period, (i) we will continue to make payments to the Beneficiaries for the remainder of the Guaranteed Annuity Payment Period and (ii) no further amounts will be payable under this Settlement Option after the Guaranteed Annuity Payment Period ends.

•

Settlement Option (4) – Other Options Offered by Us: You may select any other Settlement Option being offered by us, in our sole discretion, at the time you elect to apply a Settlement Option under the Contract.

Payment of Settlement Proceeds

At your direction, we will pay the proceeds of any Settlement Option in monthly, quarterly, semi-annual, or annual modal payments, as long as the periodic payment you select is equal to or greater than $100. If the amount to be applied under any Settlement Option is less than $100, then we will automatically select the next most frequent payment period for which the modal payment exceeds $100. If no available periodic payment results in payments greater than $100, then we will pay the Contract Value in a single payment.

Minimum payments for all Settlement Options are based on a 1.00% annuitization interest rate. The value of any Settlement Option will not be less than would be provided by the application of the Surrender Value to purchase a single premium immediate annuity contract from us by the same class of annuitants at the time of your election. At your Written Request, we will provide a schedule of projected minimum payments under any of the Settlement Options being offered by us, based on, as applicable, (i) the length of the Guaranteed Annuity Payment Period you specify and (ii) for payments that are based on the life of the Annuitant, the age and sex of the Annuitant at the election of such Settlement Option.

The payments to be made under a Settlement Option are fixed on the date the Contract Value is applied to the Settlement Option. We will make the first payment under any Settlement Option on the next Business Day unless you specify a later Annuity Income Date in your Written Request to elect a Settlement Option. You may change your Settlement Option by Written Request at any time prior to the Annuity Income Date. You may not change your Settlement Option. on or after the Annuity Income Date.

We will quote the dollar amount of each annuity payment for any age or combination of ages or modal payment period (quarterly, semi-annual, or annual) for any Settlement Option upon request.

If you purchase a Qualified Contract, then the terms of the related Qualified Contract rider or endorsement will also apply and the rider or endorsement may require the payments and/or the Guaranteed Annuity Payment Period under the Settlement Option to be modified. Qualified Contracts are subject to limitations under the required minimum distribution rules of the Code, which may require the payments and/or the Guaranteed Annuity Payment Period under the Settlement Option to be modified. For more information about limitations that apply to Qualified Contracts, see the “Tax Information” section.

10.	Ownership, Annuitants, Determining Life and Beneficiaries

Owner, Annuitant

The Contract is the Owner’s contract. The Owner of the Contract is identified in the Contract or is as changed in accordance with the Contract. The Owner has the right to exercise all rights under the Contract, subject to the rights of any assignee of record with us. The exercise of any rights by you must be done by Written Request.

The Owner is also the Annuitant, on whose life Settlement Option payments involving a life contingency are based. The Annuitant must be a natural person.

Change in Beneficiary

You may change any revocable Beneficiary at any time by Written Request. If you have named an “irrevocable” Beneficiary, then the irrevocable Beneficiary may only be changed with the consent of the irrevocable Beneficiary. We will not give effect to any change of Beneficiary request unless we receive and record your Written Request prior to the Death Benefit becoming payable. The change will take effect as of the date the Written Request was signed by you unless a future date is specified by you. However, we will not be liable for any payments made or actions we take before we receive the Written Request of a change of Beneficiary. We reserve the right to exclude the naming of any non-natural person Beneficiary, other than a trust.

Misstatement of Age or Sex

If the age or sex of any Annuitant, Beneficiary or Owner has been misstated, the amount payable by us will be that which would be due if the true age or sex had been stated. If we make or have made any overpayments due to the misstatement, we will charge the excess amount and interest at a rate of 1.00% per annum against the current or next succeeding payment(s) to be made. Any underpayments made by us will be adjusted in the same manner and credited with the current or next succeeding payment.

Assignment Including Ownership Change of the Contract

To the extent allowed by applicable law, we reserve the right to refuse any assignment or other transfer of the Contract. Furthermore, we reserve the right to refuse any assignment or other transfer of the Contract that would create joint ownership of the Contract or transfer ownership of the Contract to a non-natural person. In no event is assignment permitted after the Annuity Income Date.

In the case of a Non-Qualified Contract, the Contract may be assigned, including a complete ownership change, by Written Request. Unless otherwise specified in the Written Request, subject to our approval, any assignment will take effect on the date the Written Request is signed by the Owner, when received in good order, subject to any payments made or actions taken by us prior to receipt of the Written Request. If required under applicable state law, an assignment may require consent by an irrevocable Beneficiary. We assume no responsibility for the validity of any assignment. Any claim made under an assignment will be subject to proof of interest and the extent of the assignment. Assignment does not change the benefit or amount of the Contract. After assignment, Withdrawal Charges will continue to apply to the Contract during the Withdrawal Charge Period.

The Contract may be applied for and issued to qualify as a Qualified Contract, in which case ownership of the Contract would be restricted to comply with the Code and other applicable U.S. federal income tax law.

Assignment of the Contract may result in adverse tax consequences. For more information, see the “Tax Information” section.

Ownership of Assets

The Company has exclusive and absolute ownership and control of its assets, including all assets held in the Separate Account. The Company reserves the right to transfer, to the Company’s general account or any other separate account of the Company, any portion of the assets held in the Separate Account that are in excess of the reserves and other contract liabilities with respect to the Separate Account.

The Separate Account and the General Account

The Separate Account was established under the laws of the State of Delaware for the purpose of supporting our guarantees under the Contract, including any positive Interest, Death Benefit payments, and income payments under available Settlement Options. Like our general account, all of the assets of the Separate Account are chargeable with the claims under this Contract and any of our annuity contract owners, as well as our creditors, and are subject to the liabilities arising from any of our other business. The Separate Account is not registered under the Investment Company Act of 1940.

Owners of the Contract do not participate in the performance of the assets held in the Separate Account and do not have any direct claim on them. We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. We may, as permitted by applicable State law, transfer all assets allocated to the Separate Account to our general account. In general, we intend to pay claims first from the general account and then from the Separate Account, but we are not obligated to do so.

The general account holds all the Company’s assets other than assets in our separate accounts, including the Separate Account. The general account assets support the guarantees under the Contract as well as our other general obligations. The general account is also not registered under the Investment Company Act of 1940. The guarantees in your Contract are subject to the Company’s financial strength and claims-paying ability. The general account is subject to the regulation and supervision by the Delaware Insurance Department and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

General account assets support guarantees under the Contract as well as our other general obligations. Assets in the general account are not segregated for the exclusive benefit of any particular Contract or obligation. General account assets are also available to the Company’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our general account. You should look to the financial strength of the Company for its claims-paying ability.

For more information about the Company’s financial strength, you may review its financial statements elsewhere in this Prospectus and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Strategies to which you may allocate your Contract Value.

11.	Tax Information

This section provides a summary explanation of the tax ramifications of purchasing a Contract. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation.

Tax Status of the Contracts

Tax law imposes several requirements that variable annuities, including your Contract, must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money generally for retirement purposes. If you invest in the Contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract will be treated as a Qualified Contract for purposes of U.S. federal income tax. If you invest in the Contract outside of any formal retirement or pension plan, your Contract will be treated as a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Required Distributions. In order to be treated as an annuity contract for U.S. federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of the Owner.. Specifically, Section 72(s) requires that (a) if the Owner dies on or after the Annuity Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner’s death; and (b) if the Owner dies prior to the Annuity Income Date, the entire interest in the Contract will be distributed within five years after the date of the Owner’s death. These requirements will be considered satisfied as to any portion of the Owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that designated beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of the Owner’s death. However, if the sole designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Taxation of Non-Qualified Contracts

Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the Owner’s investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

In the case of a Withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

Penalty Additional Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed an additional U.S. federal tax equal to 10.00% of the amount treated as income. In general, however, there is no additional U.S. federal tax on distributions:

•	made on or after the taxpayer reaches age 59 1/2;
•	made on or after the death of the Owner;
•	attributable to the taxpayer’s becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the additional U.S. federal tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a Settlement Option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences that are not discussed herein. For example you, not the transferee or assignee, may be liable for immediate taxes on your investment gains. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s U.S. federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for U.S. federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of qualified contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions, and other transactions with respect to a Qualified Contract comply with the law.

The Contract may be available for purchase as an Individual Retirement Annuity, as defined in Section 408 of the Code (“IRA”), or it may be purchased by an Individual Retirement Account for the benefit of the Underlying IRA Holder.

Individual Retirement Annuities. IRAs as described in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10.00% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Roth IRAs. Roth IRAs, as described in Section 408A of the Code, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10.00% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10.00% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions particularly as those rules apply to Beneficiaries after the Owner’s death. Beginning with deaths occurring on or after January 1, 2020, subject to certain exceptions, most non-spouse Beneficiaries must complete distributions within ten years of the Owner’s death. You should refer to your Contract or consult a tax advisor for more information about these distribution rules.

Distributions from Qualified Contracts generally are subject to withholding for the Owner’s U.S. federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

Other Tax Considerations

Federal Estate, Gift and Generation-Skipping Transfer Taxes. While no attempt is being made to discuss in detail the U.S. federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a designated beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity contract included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the designated beneficiary . Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner . Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the U.S. Internal Revenue Service (“IRS”).

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax. Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.80% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise with respect to the Contract.

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity purchases by residents of Puerto Rico. The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a U.S. life insurance company is U.S.-source income that is generally subject to U.S. federal income tax.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30.00% rate unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., federal, state, and foreign taxation with respect to any annuity contract purchase.

1035 Exchanges. Under Section 1035 of the Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including the Contract, may contain early withdrawal provisions and therefore should be examined carefully. You may wish to consult with a financial professional to discuss the costs and benefits.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You may wish to consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the Contact and do not intend the above discussion as tax advice.

12.	Other Information

Distribution

The Contracts are offered solely to self-directed investors through the Gainbridge website at the Gainbridge website. We have entered into an underwriting agreement with Alden Associates, an unaffiliated broker-dealer, for the distribution of the Contracts. Alden Associates is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the “1934 Act”), and with the securities commissions in the states in which it operates, is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investors Protection Corporation. Alden Associates also may perform various administrative services on our behalf. You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org. An investor brochure that includes information describing FINRA is available both online and through the telephone number.

The Company and Gainbridge Insurance Agency have entered into a networking agreement with Alden Associates for its broker-dealer services on the Gainbridge platform related to the Contracts. Platform representatives who are registered persons associated with Alden Associates and licensed and appointed insurance agents of Gainbridge Insurance Agency, will provide information, upon request, to applicants for the Contract and existing Owners through online “chat” features and toll-free telephone lines (“Platform Representatives”). Platform representatives are employees of Group 1001 Resources, LLC (“Group 1001 Resources”), an affiliate of the Company, and will not be paid commissions by Group 1001 Resources and Alden Associates.

Pursuant to the underwriting and networking agreements, the Company and Gainbridge Insurance Agency compensate Alden Associates for its distribution and broker-dealer services related to the Contracts.

Confirmation and Annual Statements

We will provide you with an immediate confirmation statement for each financial transaction you make with respect to your Contract, such as Purchase Payments, reallocations, withdrawals, Death Benefit payments, annuity payments, and surrenders. In addition, we will provide you with an annual statement that will state information about your Contract since the last annual statement, such as the Contract Value, Surrender Value, Strategy values and any other information as required by applicable state law or regulation. The Owner may request additional annual statements by Written Request. We may assess a charge, for additional annual statements, as permitted by applicable law, which will not exceed $25.

The current rates and factors applicable to the Fixed Interest Rate Strategy and the Indexed Strategies, as well as your Contract Value, will be made available on the Gainbridge website at www.gainbridge.io. Each reallocation notice will also show the current Fixed Interest Rate and the available Indexed Strategies for the upcoming Indexed Strategy Term. You will be able to receive and view copies of this Prospectus, and your application and Contract, as well as annual and confirmation statements, up to date communications, notices, disclosures, and other documents related to your Contract, through the Gainbridge website. Further, you will be able to view, print, and download full copies of all documents in your account directly from the Gainbridge website. In addition, you may request paper copies of these documents to be mailed to you through the chat function on the Gainbridge website, by calling (866) 252-9439, or by writing to our Service Address.

It is your obligation to review confirmation statements and annual statements carefully and to promptly report to us any errors or discrepancies in the information presented therein, through the Gainbridge website, by calling (866) 252-9439, or by writing to our Service Address.

Amendments to the Contract

The Contract may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the Contract may need to be approved by the state insurance departments. The consent of the Owner to an amendment will be obtained to the extent required by applicable law.

Evidence of Death, Age, Gender, or Survival

We may require proof of the age, gender, death, or survival of any person or persons before acting on any applicable Contract provision.

Independent Auditors

The audited financial statements of the Company for 2021 and 2020, and for 2020 and 2019 are included in this Prospectus. The unaudited financial statements of the Company for the nine-months ended September 30, 2022 are also included in the Prospectus.

13.	Information about the Company

Reliance on Rule 12h-7

The Company relies on the exemption provided by Rule 12h-7 under the 1934 Act from the requirement to file reports pursuant to Section 15(d) of that Act.

Information About the Company’s Business and Property

Overview

The Company was organized as a Texas domiciled insurance company in 2015 under the name Clear Spring Life Insurance Company. Effective June 29, 2022, the Company was redomesticated as a Delaware insurance company and simultaneously changed its name to Gainbridge Life Insurance Company. The Company is presently admitted in 49 jurisdictions (every state except Florida and New York), including the District of Columbia, to write life and annuity products. The Company’s direct parent, Clear Spring Life and Annuity Company (formerly Guggenheim Life and Annuity Company), a Delaware domiciled insurance company (“Clear Spring Life”), is a retail market participant and reinsurer in the United States. The Company has assets as of December 1, 2022 of approximately $[XXX] million.

On November 12, 2021, after receiving the necessary regulatory approvals, Clear Spring Life and the Company were acquired by Group 1001 Insurance Holdings, LLC (“Group 1001 Insurance”). As a result of the acquisition, the Company is now part of the Group 1001 insurance holding company system, which grants the Company access to the Gainbridge website and digital platform through its affiliation with Gainbridge Insurance Agency. This platform provides a direct-to-consumer distribution strategy for the Company’s fixed and fixed indexed retail annuity products.

Products

Since its formation and licensing, the Company has not issued any direct business. The Company plans to issue a number of different fixed annuities and fixed-indexed annuities, including the OneUpsm RILA, in the retail market.

Reinsurance

The Company’s business consists solely of a reinsurance treaty with Clear Spring Life. Effective May 1, 2015, the Company has reinsured a closed block of in-force annuities that Clear Spring Life had previously reinsured from Sentinel Security Life Insurance Company.

The following summarizes the Company’s U.S. Statutory Accounting Principles (“SAP”) reserves by reinsured product as of the dates presented below:

	2021	2020
Fixed Index Annuities	$90,562,024	$95,467,257
Multi-Year Guaranteed Annuities	$51,986,467	$53,910,317

Total	$142,548,491	$149,377,574

Investment Management

The Company’s investment approach is to seek, acquire, and maintain investments that support its ability to meet future contract owner obligations. The Company manages its investments in a manner that (i) preserves capital and maximizes risk-adjusted returns, while considering the Company’s other business objectives, including asset-liability management, liquidity, tax, and income requirements, and (ii) is in compliance with applicable law, the terms and provisions of the annuity contract described in this Prospectus, and the Company’s written investment policies, which has been approved by the Company’s Board of Directors. The Company’s Board of Directors reviews the adequacy and implementation of the investment policies at least annually.

The percentage of each asset class held by the Company, based on statutory carrying value as of the dates presented below are as follows:

	September 30 2022			December 31, 2021

	Carry Value		% of Total	Carry Value	% of Total

Bonds	$	X	X%	$175,594,944	87.76%

Cash	$	X	X%	$802,722	0.40%

Cash Equivalents	$	X	X%	$12,074,534	6.03%

Other Invested Assets	$	X	X%	$11,523,443	5.76%

Receivables for Securities	$	X	X%	$100,410	0.05%

Total Invested Assets	$	X	100.00%	$200,096,053	100.00%

Competition

The Company operates in a highly competitive market. It competes with a variety of sized industry participants, including diversified financial institutions, insurance, and reinsurance companies. These companies each compete for the growing pool of retirement assets driven by a number of exogenous factors such as the continued aging of the U.S. population, the reduction in safety nets provided by governments and corporations, and everchanging economic and market conditions.

Now more than ever before, brands have the power to enhance consumer experience and improve customer relationships by offering insurance products digitally in the direct-to-consumer marketplace. The direct-to-consumer marketplace empowers brands to open new channels and broaden their customer outreach – ultimately driving increased profit, revenue streams, and financial performance. Capitalizing on such digital opportunities can deliver a wide range of benefits across financial, operational, and marketing dimensions all while providing customers with a choice of different insurers and products to choose from when making a purchase.

The Company will offer in the direct-to-consumer marketplace a variety of individual annuity products, including, but not limited to, fixed and fixed-indexed annuities, on a nationwide basis, principally through the Gainbridge platform. The Company will be in competition with Allianz, Athene, AXA, Brighthouse, Forethought, Jackson, Lincoln Financial, Nationwide, Pacific Life, Prudential, Transamerica, and other insurance companies that currently (or plan to) market registered index-linked annuities. The Company will leverage the Gainbridge platform to offer its products directly to consumers.

Organization and Employees

Group 1001 Insurance is a technology-driven financial services company with a mission to empower customers, employees, and communities by making innovative products accessible to everyone. Group 1001 Insurance strives to demystify how insurance and annuity products are purchased today by leveraging technology to provide intuitive financial solutions for all Americans. As part of its mission, Group 1001 Insurance invests in strategic partnerships to connect with and transform communities through education and sports. Group 1001 Insurance comprises the following brands and insurers: Delaware Life Insurance Company (“Delaware Life”), Gainbridge Life, Clear Spring Health, Clear Spring Insurance, and Clear Spring Life. Group 1001 Insurance, including Gainbridge Life, is headquartered in Zionsville, Indiana. Group 1001 Insurance has business locations in Boston, Boca Raton, Chicago and New York, and has over 1,000 employees nationwide.

Group 1001 Insurance is strongly committed to providing a supportive work environment where employee differences are valued and believes accountability, corporate responsibility, diversity, inclusion, excellence, innovation, integrity and leadership are behaviors and characteristics that allow us to achieve a winning culture.

Diversity is an essential ingredient in making Group 1001 a welcoming place to work and is fundamental in building a high-performance team. Diversity embodies all the differences that make us unique individuals. All employees share the responsibility for maintaining a workplace culture of dignity, respect, understanding and appreciation of individual and group differences.

Group 1001 Insurance, including the Company and its affiliates, has a strong commitment to service and community transformation and is committed to driving positive change in communities through our strong community partners. Group 1001Insurance invests in strategic partnerships as part of the Company’s mission to transform communities through sports and education. Indiana Sports Corp, Pacers Foundation, Cal Ripken, Sr. Foundation, Everfi, Indy Women in Tech, Rev Racing, Parity, and RISE are examples of Group 1001 Insurance partnerships that work specifically to transform lives through sports and education. To highlight an example, through the Cal Ripken, Sr. Foundation, Group 1001 Insurance has funded 10 STEM centers and 14 Youth Development Parks in 16 different cities all over of the country.

Regulation

The Company is subject to regulation in the jurisdictions where it does business. In general, the insurance laws of the various states establish regulatory agencies with broad administrative powers governing, among other things, premium rates, solvency standards, licensing of insurers, agents and brokers, trade practices, forms of contracts, accounting methodologies, maintenance of specified reserves and capital for the protection of contract owners, deposits of securities for the benefit of contract owners, investment activities and relationships between insurance subsidiaries and their parents and affiliates. Material transactions between insurance subsidiaries and their parents and affiliates generally must receive prior approval of the applicable insurance regulatory authorities and be disclosed. In addition, while differing from state to state, these regulations typically restrict the maximum amount of dividends that may be paid by an insurer to its shareholders in any twelve-month period without advance regulatory approval. Such limitations are generally based on net earnings or statutory surplus. Under applicable restrictions, the maximum amount of dividends payable by the Company to Clear Spring Life for the year 2022 without seeking regulatory approval is $5,439,542.

State insurance regulators regularly re-examine existing laws and regulations applicable to insurance companies and insurance products. Changes in state laws and regulations, or the interpretations thereof, may have a significant impact on our operations. We are required to file regular reports with state regulatory authorities and our operations are subject to periodic examination to ensure compliance.

Most states have created insurance guaranty associations that assess solvent insurers the amount necessary to pay claims of insurance companies that become insolvent. During the years ended December 31, 2021, and 2020, annual guaranty assessments for the Company were not material.

Although the insurance business in the United States is primarily regulated by the states, federal initiatives can affect the Company’s business in a variety of ways. These initiatives include those impacting financial services regulation, securities regulation, derivatives regulation, pension regulation, money laundering, privacy regulation, taxation and the economic and trade sanctions implemented by the Office of Foreign Assets Control of the U.S. Treasury Department. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies.

Properties

The Company is headquartered in an office building located in Zionsville, Indiana that is leased by Clear Spring Life and Delaware Life, from their affiliate, Group 1001 Indiana Holdings, LLC. The use of the space by the Company is governed by an Administrative Services Agreement between the Company and Clear Spring Life. The Company believes that this space will be sufficient to conduct its operations for the foreseeable future.

In addition to Zionsville, Indiana, Gainbridge Life, Clear Spring Life, Delaware Life, Delaware Life Insurance Company of New York (“DLNY”), and DL Reinsurance Company (the “Group 1001 Life & Annuity”), have business locations in Boston, Boca Raton, Chicago, and New York.

Legal Proceedings

The Company is not currently involved in, but is generally subject to, litigation arising in the ordinary course of its business and otherwise. The Company cannot provide any assurance that its insurance coverage or that of its insurance-related affiliates, including Gainbridge Insurance Agency will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the operating results of a particular reporting period.

In addition, from time to time, in the ordinary course of business, and like others in the insurance and financial services industries, the Company receives requests for information from government agencies in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas, or demand letters for documents to assist the government in audits or investigations. The Company reviews such requests and notices and take appropriate action. The Company has been subject to certain requests for information and investigations in the past and could be subject to them in the future.

Directors and Executive Officers

Set out below are the names, positions, and ages, as of December 1, 2022, of the directors and executive officers of Gainbridge Life and a description of the business experience of each of the respective individuals. For this description, all directors and executive officers of the affiliated life insurance companies, known as Group 1001 Life & Annuity, are appointed annually. There are no existing family relationships between any director or executive officer. There are no legal proceedings occurring within the past ten years that are material to an evaluation of the ability or integrity of any director or executive officer.

Directors

David E. Sams, Jr., Chairman of the Board of Directors and Director: Age 79; Mr. Sams is the Chairman of the Board of Directors, a director, and a member of the Audit Committee of Gainbridge Life and Clear Spring Life since March 2022. He also serves as Chairman of the Board of Directors and a director of Delaware Life since March, 2018, and a member of the Audit Committee of Delaware Life since March 2019. He is Chairman of the Board, a director, and a member of the Audit/Nominating Committee of DLNY since March 2018. Mr. Sams was the Chief Executive Officer for Delaware Life and DLNY from January 2014 until March 2018 and of their affiliate, DL Reinsurance Company, from October 2014 until March 2018. He has served in various capacities since 2013 for other affiliates of Group 1001 Life & Annuity, including as the Chairman of the Board and a director of Group 1001 Insurance Holdings. He holds a B.S. from the University of Louisville. Mr. Sams brings to the Company’s Board of Directors extensive experience in the financial services and insurance industries.

Dennis A. Cullen, Director: Age 74; Mr. Cullen is a director and Chairman of the Audit Committee of Gainbridge Life and Clear Spring Life since January 2018. He also serves as a director and Chairman of the Audit Committee of Delaware Life since August 2013, and Director and Chairman of the Audit/Nominating Committee of DLNY since August 2013. Since 2017, Mr. Cullen has held various board memberships for related companies of Group 1001 Life & Annuity, including as a director of Group 1001 Insurance Holdings. He holds a B.A. and M.B.A. from the University of Chicago. Mr. Cullen brings to the Company’s Board of Directors extensive experience in the financial services, investment, and insurance industries.

Curtis P. Steger, Director: Age 52; Mr. Steger is a director and member of the Audit Committee of Gainbridge Life and Clear Spring Life since November 2021. Mr. Steger also serves as a director and member of the Audit Committee of Delaware Life since March 2022 and a director and member of the Audit/Nominating Committee of DLNY since March 2022. He has also served as a director beginning in 2021 for affiliates of Group 1001 Life & Annuity. Previously, he served as the Chief Actuary for Clear Spring Life and Gainbridge Life from November 2015 until March 2021. Mr. Steger holds a B.S. from Drake University. He is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries. Mr. Steger brings to the Company’s Board of Directors extensive experience in the financial services and insurance industries, and, in particular, the life insurance and annuity industry.

Executive Officers

Daniel J. Towriss, President and Chief Executive Officer: Age 50; Mr. Towriss is the President and Chief Executive Officer of Group 1001 Life & Annuity and Group 1001 Insurance Holdings and has served as the President and Chief Executive Officer of Gainbridge Life since January 2015. Mr. Towriss has served as a director of Gainbridge Life from January 2015 through March 2022 and a director of Clear Spring Life from April 2014 through March 2022. He is an insurance executive with over 22 years of experience in the life and annuity business, focused in the areas of product development, asset liability management, capital and risk management, and insurance acquisitions, with long-standing insurance enterprises such as AEGON, ING and Lincoln National. Mr. Towriss joined as Senior Managing Director at Guggenheim Partners, LLC, a former affiliate of the Company, in 2009 to help start Guggenheim Insurance Services, LLC (“GIS”). As part of the GIS team, Mr. Towriss completed acquisitions of multiple financially stressed insurance companies. Mr. Towriss is a credentialed actuary as a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries. He holds a B.S. in Actuarial Science from Ball State University.

Robert B. Stanton. Chief Operating Officer: Age 52; Mr. Stanton is the Chief Operating Officer of Group 1001 Life & Annuity, including Gainbridge Life and Clear Spring Life, since March 2022. From January 2014 until March 2022, Mr. Stanton served as Chief Data Officer of GIS, an affiliate of the Company. From October 2019 until March 2022, Mr. Stanton also served as Senior Vice President, Information Technology and Operations of Delaware Life, DL Reinsurance Company, and DLNY. Mr. Stanton holds a B.S. in Math/Statistics from Purdue University.

Fang L. (“Linda”) Wang, Chief Financial Officer: Age 46; Ms. Wang is the Chief Financial Officer for Gainbridge Life and Clear Spring Life since December 2021 and Chief Financial Officer of Delaware Life and DLNY since October 2019. Ms. Wang has overall responsibility for accounting, treasury, tax, and corporate planning functions. She is also focused on the development and execution of strategic decisions across Group 1001 Life & Annuity. Previously, Ms. Wang was employed by Old Mutual from 2012 through 2018, where she served as Chief

Executive Officer of Old Mutual’s Bermuda business and Chief Actuary of Old Mutual’s Bermuda business. Ms. Wang holds a B.S. in Information Management from the University of Science and Technology of China, a M.S. of Actuarial Science from the University of Iowa, and an M.B.A. from New York University’s Stern School of Business. Ms. Wang is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Andrew F. Kenney, Chief Investment Officer: Age 47; Mr. Kenney is the Chief Investment Officer for Gainbridge Life and Clear Spring Life since December 2021 and Chief Investment Officer of Delaware Life and DLNY since September 2013. Previously, Mr. Kenney was Managing Director, Private Debt Team Leader for Guggenheim Partners, LLC, where he had served since 2002, focusing on privately negotiated middle market investments, publicly syndicated bank loans, high yield bonds, and private debt transactions across a variety of industries. During his time at Guggenheim Partners, Mr. Kenney also led a Houston-based credit team focusing on sourcing and structuring directly negotiated private investments in the energy and natural resources sector. Prior to joining Guggenheim Partners, he worked in the legal and compliance department at State Street Bank and Trust Company in Boston and later as a bankruptcy attorney for John F. Cullen, U.S. Bankruptcy Trustee. Mr. Kenney holds a B.A. in Government and Legal Studies from Bowdoin College and a J.D. and M.B.A. from Suffolk University.

Ellyn M. Nettleton, Chief Accounting Officer: Age 38; Ms. Nettleton is the Chief Accounting Officer for Group 1001 Life & Annuity since September2022 and has served as Chief Accounting Officer of Gainbridge Life and Clear Spring Life since April 2020 and as Controller of Gainbridge Life and Clear Spring Life from August 2017 to April 2020. Additionally, she served as Treasurer of Gainbridge Life and Clear Spring Life from August 2017 to September 2022 and as Vice President, Accounting from July 2014 to August 2017. Ms. Nettleton holds a B.S. in Sport Administration from the University of Louisville and an M.S. in Accounting from Indiana University.

John J. Miceli, Jr., Treasurer: Age 62; Mr. Miceli is the Treasurer of Gainbridge Life and Clear Spring Life since September 2022. He serves as the Treasurer of the other insurers of Group 1001 Life & Annuity and also several affiliated companies since September 2022. Mr. Miceli joined Group 1001 Resources in May 2019. Previously, he held financial positions with National Life Group from January 2016 until February 2019. Mr. Miceli holds a B.S. in Accounting from Auburn University and an M.B.A. in Finance from the University of Hartford.

Dale R. Uthoff, Chief Product Officer: Age 42; Mr. Uthoff is the Chief Product Officer of Gainbridge Life since June 2022 and Clear Spring Life since September 2022. He also is in charge of hedging for Clear Spring Life since February 2022. Since June 2018, Mr. Uthoff is Senior Vice President for Variable Annuity Products of Delaware Life. Mr. Uthoff has overall responsibility for pricing and product development of life and annuity products. He also oversees hedging of indexed and variable annuity products. He began his career in the insurance industry working on financial risk management and actuarial modeling at Mutual of Omaha. Mr. Uthoff later joined Aviva where he held various roles including modeling and asset/liability management for the company’s U.S. products including fixed indexed annuities and indexed universal life. In 2013, he joined Clear Spring Life and later became Chief Risk Officer. In 2018 he joined Delaware Life to lead the variable annuity line of business and accelerated the Company’s re-entrance into the variable annuity market and to ensure strong results from the existing business. Mr. Uthoff is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries. Mr. Uthoff holds a B.S. in Actuarial Science from Drake University.

Ryan T. Cloud, Chief Legal Officer and Assistant Secretary: Age 46; Mr. Cloud is the Chief Legal Officer and Assistant Secretary of Gainbridge Life and Clear Spring Life since July 2016, with overall responsibility for the companies’ legal and compliance functions. Additionally, he was a director of Gainbridge Life from June 2017 through March 2022. Mr. Cloud holds a B.A. in German Language and Literature from Hunter College of the City University of New York and a J.D. from the Fordham University School of Law.

Stephen M. Coons, Secretary: Age 81: Mr. Coons has served as Secretary of Gainbridge Life and Clear Spring Life since July 2016 and served as Assistant Secretary from January 2015 to July 2016. Mr. Coons has also served in several senior legal, compliance, and government relations capacities at Gainbridge Life and Clear Spring Life since March 2011. He is an insurance executive with over 29 years of experience in the life and annuity business. Mr. Coons holds a B.A. in History from Wabash College and a J.D. from the Indiana University School of Law.

Director Compensation

The directors are paid a total flat fee for their service on the Boards of Group 1001 Life & Annuity and certain of its affiliates. The flat fee is then apportioned for each director’s service per Board. There are no directors who are also employees of Gainbridge Life who receive any additional compensation for serving as a director. Mr. Steger was an employee of Clear Spring Life until March 2021 and receives retirement compensation as of his service. Each of the Company’s directors as reflected below receives annual compensation for their Board service in cash for his service on the Company’s Board of Directors. They do not receive additional compensation from the Company. The table below indicates the total value of cash compensation to each eligible director for services performed in 2021.

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
Dennis A. Cullen	$xx,xxx	$0	$xx,xxx
David E. Sams, Jr	$xx,xxx	$0	$xx,xxx
Curtis P. Steger	$xx,xxx	$0	$xx,xxx

Executive Compensation

The Company does not have any employees but rather is provided accounting, data processing, tax, auditing, actuarial, functional support, contract owner and collection support, public relations, advertising, sales and marketing promotional services and operational services with respect to the settlement of contracts and transactions in securities, as well as personnel to serve as executive officers, by its direct parent, Clear Spring Life pursuant to an Administrative Services Agreement, effective January 30, 2015 (the “Clear Spring Life Administrative Services Agreement”). Clear Spring Life, in turn, receives all of its staffing for financial, legal, compliance, investment, human resources, information technology, administrative and other operational support functions related to the maintenance and operation of its business enterprises from Group 1001 Resources, an affiliated services company, pursuant to an Administrative Services Agreement effective November 15, 2021. For more information about the Clear Spring Life Administrative Services Agreement, see the “Affiliated Relationships and Related Person Transactions” section. As a result, the Company does not determine or pay any compensation to its executive officers or additional personnel provided to the Company by Clear Spring Life for the Company’s operations. Group 1001 Resources determines and pays the salaries, bonuses and other wages earned by the Company’s executive officers and by additional personnel provided to the Company by Clear Spring Life. Group 1001 Resources also determines whether and to what extent the Company’s executive officers and additional personnel will be provided with benefits pursuant to employee benefit plans. The Company does not have employment agreements with its executive officers and does not provide pension or retirement benefits, perquisites, or other personal benefits to its executive officers. The Company does not have arrangements to make payments to its executive officers upon their termination or in the event of a change in control of the Company.

Securities Ownership of Certain Beneficial Owners and Management

The Company’s direct corporate parent is Clear Spring Life, whose direct corporate parent is CSLIC Holdings, LLC. CSLIC Holdings, LLC’s direct corporate parent is Group 1001 Insurance Holdings, and Group 1001 Insurance Holdings’ direct corporate parent is Group 1001, Inc. Group 1001, Inc. is ultimately controlled by Mark R. Walter. There are several intermediate holding companies between Group 1001, Inc. and Mr. Walter. The nature of the business of Group 1001, Inc. is primarily investing in companies engaged in the business of life, health, and property and casualty insurance. None of the Company’s directors or executive officers beneficially owns any equity securities of the Company or its parents or subsidiaries, with the exception of the Company’s President and Chief Executive Officer, Daniel J. Towriss, who as of September 30, 2022, owned approximately 8% of the equity securities of Group 1001, Inc.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

A.	Related

Person Transaction Policy

The Company and its Board of Directors have written policies and procedures for the review, approval, and ratification of transactions with affiliates and related persons and the avoidance of conflicts of interest and potential conflicts of interest.

Board of Directors

The Company’s Board of Directors has adopted a written Charter that sets out the Board’s duties and responsibilities. Under its Charter, the Board is responsible for reviewing investments and other material transactions involving its affiliates or other related parties. In addition, the Company’s Board of Directors has approved an Investment Oversight Committee, which is composed of senior officers of the Company. On a quarterly basis, the Investment Oversight Committee reviews and approves all of the Company’s investment transactions, including transactions with affiliates and related persons, and provides a report to the Board of Directors. The Company’s Board also reviews and approves the Company’s investment transactions on a quarterly basis.

The Company’s Board of Directors has also adopted a written Code of Conduct that generally prohibits the Company’s directors, as well as its officers, employees, contractors, and temporary workers (collectively, “personnel”), from engaging in any transactions or arrangements that create a conflict of interest. To provide guidance regarding conflicts involving members of the Company’s Board of Directors, the Board of Directors has adopted a written Conflict of Interest Policy for Directors that requires identification, disclosure, and resolution of any actual or potential conflict of interest involving any of the Company’s directors. The disinterested members of the Board determine how to resolve any actual or potential conflict. To make such determination, the disinterested Board members may seek guidance from the Company’s Secretary, Chief Legal Officer, Chief Compliance Officer, and any outside advisors.

In support of these policies, the Company requires all directors, executive officers, and certain other senior officers to submit an annual conflict of interest questionnaire and to timely update such disclosures for any material changes occurring during the time between questionnaires.

Company

The Company’s Code of Conduct requires disclosure of known or potential conflicts of interest involving any of its personnel, which are generally prohibited, except upon prior written approval by the Group 1001 Office of the General Counsel. In some circumstances, as determined necessary by the Company’s Chief Legal Officer, including but not limited to known or potential conflicts of interest involving executive or senior officers, approval by the disinterested members of the Company’s Board of Directors may also be required. As noted above, the Company’s directors, executive officers, and certain other senior officers must submit an annual questionnaire wherein they are required to disclose known and potential conflicts of interest.

Furthermore, the Company has implemented procedures for identifying the owners and control persons of counterparties to investment and other transactions involving the Company. Any related-party relationships or potential conflicts of interest identified in the course of those procedures are reported to the Company’s Chief Legal Officer for review in accordance with the policies described above.

B.	Affiliate Relationships and Related Person Transactions

Note that there is additional information about the Reinsurance Agreement, Administrative Services Agreement, and Tax Sharing Agreement in the “Management Discussion & Analysis” section, under D. “Significant Agreements” subsection.

Reinsurance Agreement. Effective May 1, 2015, Gainbridge Life entered into a reinsurance agreement with Clear Spring Life to assume annuity blocks of business on a 100% coinsurance with funds withheld basis. On April 20, 2016, the Company received assets in the amount of $229.3 million, subsequently ending the funds withheld arrangement with Clear Spring Life.

Clear Spring Life Administrative Services Agreement. Gainbridge Life and Clear Spring Life entered into an Administrative Services Agreement, effective January 30, 2015, Addendum No. 1, effective January 30, 2015, and Addendum No. 2 thereto, effective July 16, 2018 (the “Administrative Services Agreement”). Clear Spring Life provides accounting, data processing, tax, auditing, actuarial, functional support, contract owner, and collection support, public relations, advertising, sales and marketing promotional services and operational services with respect to the settlement of contracts, transactions in securities, and personnel to Gainbridge Life. Under a Memorandum of Understanding under the Administrative Services Agreement, investment advisory services with respect to the establishment of hedging positions were provided to Gainbridge Life from January 1, 2016, until December 31, 2021. Clear Spring Life and Gainbridge Life also entered into a Book and Records Agreement under the Administrative Services Agreement, effective May 28, 2015, for which there is no separate reimbursement paid by Gainbridge Life.

Tax Sharing Agreement. Clear Spring Life and Gainbridge Life entered into the Tax Sharing Agreement, effective August 15,2015. Under its terms, Clear Spring files a consolidated tax return on behalf of Gainbridge Life as a participating subsidiary and Gainbridge Life is required to reimburse Clear Spring for its related separate tax liability. In turn, Clear Spring Life is required to reimburse Gainbridge Life to any extent it uses any tax benefit attributable to Gainbridge Life.

Agency and Distribution. Gainbridge Life and Gainbridge Insurance Agency entered into an Agency and Distribution Services Agreement, by which Gainbridge Life, in addition to other services, will have access to the Gainbridge platform, effective August 12, 2022.

Dividends. Gainbridge Life paid ordinary dividends of $4.5 million in 2020 and $5 million in 2019 to Clear Spring Life. There were no dividends paid in 2021.

C.	Financial Transactions

From time-to-time, the Company may execute cross trades which involve the purchase or sale of assets in a transaction between the Company and an affiliate. In addition, from time-to-time, the Company may purchase or sell securities from or to related parties, other than through a cross trade transaction. For the year ended December 31, 2021, there was one cross trade where the Company acquired an investment in the amount of $5.999 million from an affiliate. For the year ended December 31, 2021, there was one direct trade where the Company sold an investment in the amount of $1.946 million to an affiliate

Company Related Risk Factors

The Company’s financial condition depends, in part, on the accuracy of management’s assumptions and estimates, and the Company’s financial condition could be adversely affected if these assumptions and estimates differ significantly from actual results.

The Company makes and relies on certain assumptions and estimates regarding many items related to its business, including interest rates, investment returns, expenses and operating costs, tax assets and liabilities, business mix, surrender activity, mortality and contingent liabilities. The Company also uses these assumptions and estimates to make decisions crucial to its business operations, such as establishing pricing, target returns and expense structures for retail insurance products such as fixed and fixed-indexed annuities; determining the amount of reserves it is required to hold for its policy liabilities; the price it will pay to acquire or reinsure business; and the amount of regulatory and rating agency capital it must hold to support its business. The factors influencing these assumptions and estimates cannot be calculated or predicted with certainty, and if these assumptions and estimates differ significantly from actual outcomes and results, the Company’s financial condition may be adversely affected.

In particular, the Company’s financial condition may be significantly affected by the accuracy of the Company’s assumptions and estimates regarding its insurance products and liabilities, determinations of fair value, hedging strategies and financial statements.

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Insurance Products and Liabilities. Currently, the Company’s assets are wholly the result of it entering into an reinsurance agreement with Clear Spring Life, its parent. Under the retrocession agreement, in exchange for the transfer of the reinsured assets from Clear Spring Life to the Company, it has assumed the liabilities relating to the reinsured fixed indexed annuity policies. The Company is introducing the OneUpSM RILA as its first retail annuity product in late 2022 and early 2023. In general, pricing of the Company’s retail annuity products is based upon assumptions about factors such as persistency (how long insurance products remain in force), cost of administration and maintenance, and derivative instrument expense. If emerging or actual experience deviates from the Company’s assumptions about the reinsured fixed indexed annuity and the retail annuity products, such deviations could have a significant effect on the financial condition of the Company. More generally, deviations from the Company’s pricing expectations may require the Company to make more payments under certain products than it had projected.

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Determination of Fair Value. The Company holds and may hold securities, derivative instruments, surplus notes, fixed or variable rate investments, collateral loans and other assets and liabilities that must be measured at fair value. Fair value is the anticipated amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction. The determination of fair value involves the use of various assumptions and estimates, and considerable judgment may be required to estimate fair value. Accordingly, estimates of fair value are not necessarily indicative of the amounts that could be realized in a current or future market exchange. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect the Company’s financial condition. During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, if trading becomes less frequent or market data becomes less observable, it has been and will likely continue to be difficult to value certain of the Company’s investments. Further, rapidly changing credit and equity market conditions could materially impact the valuation of investments as reported within the Company’s financial statements, and the period-to-period changes in value could vary significantly. Even if the Company’s assumptions and valuations are accurate at the time that they are made, the market value of the Company’s investments could subsequently decline, which could adversely impact the financial condition of the Company.

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Hedging Strategies. The Company does not currently invest in derivative instruments, but may use equity derivatives to hedge the liabilities associated with the OneUpSM RILA. The Company’s hedging strategies rely on assumptions and projections regarding the Company’s assets and liabilities, as well as general market factors and the creditworthiness of the Company’s counterparties, any or all of which may prove to be incorrect or inadequate. Accordingly, the Company’s hedging activities may not have the desired impact. The Company may also incur significant losses on hedging transactions.

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Financial Statements. The preparation of the financial statements of the Company, including the notes thereto, requires management to make various estimates and assumptions that affect the amounts reported in the financial statements. These estimates include, but are not limited to, the fair value of investments, including the impairment of investments, and future policy benefit reserves. The assumptions and estimates required for these calculations involve judgment and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company’s financial results may be adversely affected from time to time by actual results differing from assumptions. Any of these inaccuracies could result in material adjustments to the Company’s financial statements.

The Company may be unable to meet minimum capitalization requirements, which can vary significantly from time to time and are sensitive to a number of factors outside of the Company’s control.

The Company is subject to state regulations that provide for minimum capitalization requirements based on risk-based capital (“RBC”) formulas for life insurance companies. In any particular year, the Company’s RBC ratios and/or statutory surplus amounts may increase or decrease depending on a variety of factors, most of which are outside of the Company’s control, including, but not limited to, the following:

•	the amount of statutory income or losses generated by the Company;

•	the amount of additional capital the Company must hold to support its business growth;

•	changes in reserve requirements applicable to the Company;

•	changes in market value of certain securities in the Company’s investment portfolio;

•	recognition of write-downs or other losses on investments held in the Company’s investment portfolio;

•	changes in the credit ratings of investments held in the Company’s investment portfolio;

•	the value of certain derivative instruments, if any;

•	changes in interest rates;

•	credit market volatility;

•	changes in contract owner behavior; and

•	changes to the RBC formulas and interpretations of the National Association of Insurance Commissioners’ (“NAIC”) instructions with respect to RBC calculation methodologies.

There can be no assurance that the Company will be able to maintain its current RBC ratio in the future or that its RBC ratio will not fall to a level that could have a material adverse effect on its business. If the Company’s RBC ratio falls below certain minimum levels, the Company could be subject to examination or corrective action by state insurance regulators. Corrective actions may include limiting the Company’s ability to write additional business, supervision by regulators, and seizure or liquidation of assets, each of which could adversely affect the financial condition of the Company.

Interest rate fluctuations could adversely affect the financial condition of the Company.

Interest rate risk is a significant market risk for the Company. The Company defines interest rate risk as the risk of an economic loss due to changes in interest rates. Substantial and sustained increases or decreases in market interest rates can adversely affect the Company’s financial condition in numerous ways, including the following:

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Significant changes in interest rates expose the Company to the risk of not realizing anticipated spreads between the rates of return on the Company’s investments and the crediting rates at which payments are made to the Company’s contract owners.

•	Changes in interest rates may negatively affect the value of the Company’s assets and the Company’s ability to realize gains or avoid losses from the sale of those assets.

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Changes in interest rates may cause changes in prepayment rates on fixed-income assets in the Company’s investment portfolio. For instance, falling interest rates may accelerate the rate of prepayment, while rising interest rates may decrease such prepayments below the level of the Company’s expectations. At the same time, falling interest rates may result in the lengthening of duration for policies and liabilities due to the guaranteed benefits contained in the Company’s products, while rising interest rates could lead to increased contract owner withdrawals and a shortening of duration for liabilities. In either case, the Company could experience a mismatch in its assets and liabilities and potentially incur economic losses, which may have an adverse effect on the Company’s financial condition.

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During periods of declining interest rates, the Company may have to reinvest the cash it receives as interest or return of principal on its investments into lower-yielding high-grade instruments or seek potentially higher-yielding, but higher-risk instruments in an effort to achieve returns comparable with those attained during more stable interest rate environments.

The Company relies significantly on third party service providers and other vendors for various services that are important to the Company’s business, and the acts or omissions of such third parties may adversely affect the Company’s financial condition.

The Company relies significantly on affiliated and unaffiliated third party service providers and other vendors to provide various services that are important to the Company’s business, including investments, distribution, staffing, accounting, data processing, tax, auditing, actuarial, functional support, contract owner and collection support, public relations, advertising, sales and marketing promotional services, and operational services with respect to the settlement of contracts and transactions in securities. As such, the Company’s business may be affected by the performance of the third party service providers. If a service provider fails to fulfill its obligations or acts inappropriately (such as by violating applicable law), the Company’s financial condition could be adversely affected as a result of investment losses, reduced sales, operational difficulties, customer complaints, regulatory intervention, and potential litigation or regulatory actions.

Interruption or other failures in operational systems or a failure to maintain the security, integrity, confidentiality, or privacy of sensitive data residing on those systems could have an adverse effect on the Company’s business.

The Company is highly dependent on automated and information technology systems to record and process its internal transactions and transactions involving its customers, as well as to calculate reserves, value its investment portfolios and complete certain other components of its financial statements. The Company could experience a failure of one of these systems, the Company’s employees or agents could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner or its employees or agents could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or modifying an existing system. Additionally, anyone who is able to circumvent the Company’s security measures and penetrate the Company’s information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally identifiable customer information and proprietary business information. Information security risks also exist with respect to the use of portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft.

The Company believes that it has established and implemented appropriate security measures, controls and procedures to safeguard its information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems, and it periodically evaluates and tests the adequacy of such systems, controls, and procedures. In addition, the Company has established business continuity plans, which are designed to ensure that the Company is able to maintain all aspects of its key business processes functioning in the midst of certain disruptive events, including any disruptions to or breaches of information technology systems. Despite the implementation of security and back-up measures, the Company’s information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions. The Company may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond its control (for example, natural disasters, acts of terrorism, epidemics, computer viruses and electrical/telecommunications outages). All of these risks are also applicable where the Company relies on outside vendors to provide services to the Company and its customers. The failure of any one of these systems for any reason, or errors made by the Company’s employees or agents, could in each case cause significant interruptions to its operations, which could harm its reputation, adversely affect its internal control over financial reporting or have a material and adverse effect on the Company’s business, financial condition and results of operations and adversely affect the Company’s ability to make timely payments in full in respect of the annuity products being issued hereunder.

The Company retains confidential information in its information technology systems, and it relies on industry standard commercial technologies to maintain the security of those systems. Despite the Company’s implementation of network security measures, its servers could be subject to physical and electronic intrusions and similar disruptions from unauthorized tampering with its computer systems. While the Company performs penetration tests and has adopted a number of measures to protect the security of customer and company data, and to its knowledge has not experienced a successful cybersecurity incident that has resulted in any material compromise in the security of its information technology systems, there is no guarantee that such an attack will not occur or be successful in the future.

In addition, an increasing number of jurisdictions require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of the Company’s information technology systems that results in inappropriate disclosure or use of personally identifiable customer information could damage the reputation of the Company’s brand in the marketplace, deter purchases of the Company’s products, subject the Company to heightened regulatory scrutiny or significant civil and criminal liability and require it to incur significant technical, legal and other expenses.

Even in the absence of a compromise in the security of the Company’s information technology systems, inappropriate disclosure or use of personally identifiable customer information may occur in the event of a compromise in the security of the information technology systems of the Company’s third-party advisors or business partners with whom the Company shares such data. Any such inappropriate disclosure or use could likewise damage the Company’s reputation in the marketplace, deter purchases of the Company’s insurance products, subject the Company to heightened regulatory scrutiny or significant civil and criminal liability and require the Company to incur significant technical, legal and other expenses.

The Company may be the target or subject of and may be required to defend against or respond to, litigation or regulatory investigations or enforcement actions.

The Company operates in an industry in which various practices are subject to potential litigation (including class action litigation) and regulatory scrutiny. The Company, like other financial services companies, is involved in litigation and arbitration in the ordinary course of business and may be the subject of regulatory proceedings (including investigations and enforcement actions). In addition, the Company relies significantly on third parties for various services, as previously described, and if such third-parties or their personnel violate applicable law and are deemed to have acted on behalf of the Company, the Company could become liable for such actions. Any lawsuit or regulatory proceeding may have an adverse effect on the Company’s reputation and business prospects. Also, plaintiffs may seek large or indeterminate amounts of damages in litigation and regulators may seek large fines in enforcement actions. Given the large or indeterminate amounts sometimes sought and the inherent unpredictability of litigation and enforcement actions, it is possible that an unfavorable resolution of one or more matters could have an adverse effect on the Company’s financial condition.

The Company’s industry is highly regulated, and the Company is subject to significant legal restrictions (including licensing), and these restrictions may have an adverse effect on the Company’s financial condition.

The Company’s retail annuity business is subject to a complex and extensive array of laws and regulations that are administered and enforced by federal, state, and self-regulatory authorities. Failure to comply with these laws and regulations could subject the Company to administrative penalties imposed by a particular governmental or self-regulatory authority and unanticipated costs associated with remedying such failure or other claims, all of which could adversely affect the Company’s financial condition. In addition, state regulators retain the authority to license insurers in their states, and an insurer generally may not operate in a state in which it is not licensed. The Company’s ability to retain the Company’s licenses depends on the Company’s ability to meet requirements established by the NAIC and adopted by each state. If the Company is unable to satisfy the applicable requirements, it could lose its licenses to do business in certain states, be subject to additional regulatory oversight, have its licenses suspended or be subject to seizure of assets. Any such events could adversely affect the Company’s financial condition.

The Company’s use of online direct to consumer distribution channel may expose the Company to heightened risks.

The Company will directly rely on the Gainbridge website to market our products to consumers online. The success of this distribution channel is largely reliant on the related technology. The costs of continuous development, maintenance and operation of this technology platform could have an adverse effect on the Company’s financial condition. The Company may be exposed to heightened risks in the event of material performance problems or defects, including risks related to business continuity, operational delays, cybersecurity and data privacy. Such performance problems or defects could negatively affect the Company’s reputation, results of operations and financial condition.

The digital distribution channel is a developing market. Regulators continue to review the manner in which these types of distribution platforms operate. The Company may face administrative and compliance burdens related to the use of the online direct to consumer distribution channel. The Company may be prevented from using, or be limited in its use of, the online direct to consumer distribution channel to offer its products in some jurisdictions, which could have an adverse impact on the Company’s sales. Any of these eventualities could materially and negatively affect the Company’s results of operations and financial condition.

Offering products through a digital direct distribution model may expose the Company to a heightened risk of litigation. The insurance industry is increasingly subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to contract owners. In some cases, these suits may seek substantial damages, including punitive damages.

Risk Factors Related to Our Business

Actual or perceived changes in general economic, market and political conditions and policies and interest rates could impact the Company’s ability to sell its retail annuity products and its results of operations.

Actual or perceived stressed conditions, volatility and disruptions in financial asset classes or various capital markets can have an adverse effect on the Company, both because such conditions may decrease the returns on, and value of, our investment portfolio and because our benefit and claim liabilities are sensitive to changing market factors, in particular our fixed-indexed annuity products. Market factors include interest rates, credit spreads, equity and commodity prices, derivative prices and availability, real estate markets, foreign exchange rates and the volatility and returns in capital markets. Disruptions in one market or asset class can also spread to other markets or asset classes. The Company’s business operations and results may also be affected by the level of economic activity, such as the level of employment, business investment and spending, consumer spending and savings and the impact on the economy of epidemics and pandemics, such as the ongoing COVID-19 pandemic and reactions and responses thereto, and monetary and fiscal policies, such as U.S. fiscal imbalances and changes in U.S. trade policies, or of a prolonged shutdown of the U.S. government. In times of economic hardship, our contract owners may also choose to surrender their policies. In addition, actual or perceived difficult conditions in the capital markets may discourage individuals from making investment decisions and purchasing our products. As a result, an economic downturn may result in a material adverse effect on our sales, investment returns and results of operations.

Upheavals and stagnation in the financial markets can also affect the Company’s financial condition (including our liquidity and capital levels) as a result of the impact of such events on assets and liabilities. The Company’s investments are subject to risks of credit defaults and changes in market values. Periods of extreme volatility or disruption in the financial and credit markets could increase these risks. Underlying factors relating to volatility affecting the financial and credit markets could lead to other than temporary impairment of assets in our investment portfolio or a decrease in the ratings of investments, which would negatively impact capital ratios. If the Company fails to react appropriately to difficult market, economic and geopolitical conditions, the investment portfolio could incur material losses. COVID-19’s ongoing impact on the Company’s business, results of operations and financial condition is difficult to predict in light of the uncertainties related to the duration and spread of the virus, COVID-19’s severity, the emergence of variants of the virus that causes COVID-19 and the transmissibility and severity of such variants, actions to contain the virus or such variants or treat their impact, vaccine hesitancy and the duration of immunity and efficacy against current and future viral variants conferred by currently available vaccines. A continued economic downturn or increased market volatility may result in a material adverse effect on our business, results of operations, financial condition, and liquidity.

To the extent these uncertainties persist, the Company’s revenues, reserves, and net investment income, as well as the demand for the Company’s products, are likely to come under pressure. Similarly, sustained periods of low interest rates and risk asset returns could reduce income from the investment portfolio, increase liabilities for claims and future benefits and increase the cost of risk transfer measures, causing profit margins to erode. The estimated future cost of providing income and death benefits incorporates various assumptions about the overall performance of equity markets over the life of any retail annuity products. Therefore, extreme declines in equity markets could cause the Company to incur significant operating losses and capital increases due to, among other reasons, the impact of such decline on guarantees related to any retail annuity products. Even in the absence of a market downturn, the Company is exposed to substantial risk of loss due to market volatility. Additionally, fluctuations in the results of operations and realized and unrealized gains and losses on the investment portfolio may impact the Company’s tax profile, ability to optimally utilize tax attributes and its deferred income tax assets.

The Company may also be exposed to risks associated with the potential financial instability of potential customers, many of whom may be adversely affected by volatile conditions in the capital markets. As a result, potential customers may delay or cancel plans to purchase annuity products. Any inability of potential customers to invest in the Company’s annuity products may adversely affect our earnings and cash flow.

Finally, as may be the case in connection with the COVID-19 pandemic, periods of prolonged or significant market downturns raise the possibility of legislative, judicial, regulatory, and other governmental actions which actions could have a material adverse effect on our business and financial condition.

The COVID-19 pandemic could have a material adverse effect on our liquidity, financial condition, and operating results.

The COVID-19 pandemic has had, and could continue to have, a material adverse impact on the global economy, and could have a material adverse effect on the Company’s liquidity, financial condition, and operating results, due to its impact on the economy and financial markets. The pandemic may impact contract owner behavior in unexpected ways. Our operations could be disrupted if any such personnel contract COVID-19. Similar consequences may arise with respect to other comparable infectious diseases.

We cannot make any prediction of specific scenarios with respect to the COVID-19 pandemic, and risk management and contingency plans the Company have implemented may not adequately protect our business from such events. The Company outsources certain critical business activities to third parties. As a result, we rely upon the successful implementation and execution of the business continuity planning of such entities in the current environment. Successful implementation and execution of business continuity strategies by these third parties are largely outside our control. If one or more of the third parties to whom we outsource certain critical business activities experience operational failures as a result of the impacts from the spread of COVID-19 or claim that they cannot perform due to a force majeure, it could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased economic uncertainty and increased unemployment resulting from the economic impacts of the spread of COVID-19 and related governmental authorities’ actions taken to prevent its spread could also result in customers seeking sources of liquidity and withdrawing at rates greater than we previously expected. If contract owner surrender rates significantly exceed our expectations, it could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Similarly, if contract owners stop withdrawing all together, the cost of providing benefits could materially exceed our expectations and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Such events or conditions could also have an adverse effect on our sales.

Our investment portfolio has been, and could continue to be, adversely affected as a result of market developments related to the COVID-19 pandemic and uncertainty regarding its duration and impact. Moreover, changes in interest rates, reduced liquidity, or a continued slowdown in the United States or in global economic conditions could also adversely affect the values and cash flows of these assets. Further, extreme market volatility could impair our ability to react to market events in a prudent manner consistent with our historical investment practices in dealing with more orderly markets. Market dislocations, decreases in observable market activity, a decrease in the accuracy of information or unavailability of information, in each case, arising from the spread of COVID-19, could restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting. Restricted access to such inputs could make our financial statement balances, and estimates and assumptions used to run our business, subject to greater variability and subjectivity.

The Company also cannot predict how legal and regulatory responses to concerns about the COVID-19 pandemic will impact our business. Such events or conditions could result in additional regulation or restrictions, including COVID-19 vaccine mandates for employers, which could adversely affect the conduct of business in the future.

The Company is subject to market risk and declines in credit quality which are cyclical and may materially adversely affect our investment performance, including our investment income.

The Company is subject to the risk that it will incur losses due to adverse changes in interest rates, credit spreads, currency exchange rates or other general market factors. Adverse changes to these rates, spreads and prices may occur due to changes in fiscal policy and the economic climate, the liquidity of a market or market segment, insolvency or financial distress of key market makers or participants or changes in market perceptions of creditworthiness or risk tolerance. Credit defaults, impairments and realized losses may adversely impact our earnings, capital position and ability to appropriately match liabilities and meet future obligations.

A decline in market interest rates or credit spreads could have an adverse effect on the Company’s investment income as it invests cash in new investments that may earn less than the portfolio’s average yield. An increase in market interest rates or credit spreads could have an adverse effect on the value of the Company’s investment portfolio by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

If our investment income is lower than expected, the profitability of the retail annuity products could be adversely affected, because pricing of the retail annuity products is based in part on the expected investment income earned with respect to the retail annuity products.

The Company’s actual or perceived financial strength impacts its ability to sell retail annuity products, and a downgrade in ratings could materially adversely affect our ability to compete with our competitors.

Rating agencies change their standards from time to time. If capital levels are deemed insufficient, the Company could be required to reduce its risk profile in order to maintain current ratings, by, for example, reinsuring some business, materially altering the Company’s business and sales plans or by raising additional capital. Any such action could have a material adverse effect on business, results of operations and financial condition. There is no guarantee that the Company will be able to maintain ratings in the future, and it cannot provide assurances that actions taken by ratings agencies would not result in a material adverse effect on business, results of operations and financial condition.

Differences between contract owner behavior estimates, reserve assumptions and actual claims experience, in particular with respect to the timing and magnitude of claims and surrenders, may adversely affect our results of operations or financial condition.

The Company holds reserves to pay future benefits and claims. The reserves are estimated based on data and models that include many assumptions and projections, which are inherently uncertain and involve significant judgment, including assumptions as to the levels or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results (including equity and other market returns), mortality, morbidity, longevity, and persistency. We are exposed to mortality risk, persistency risk, disintermediation risk and benefit utilization risk. We periodically review the adequacy of the reserves and the assumptions underlying those reserves.

If actual experience differs significantly from assumptions or estimates, certain balances included in the Company’s balance sheet, and which are reflected in its book value, may not be adequate, particularly policy reserves and other actuarial balances. If the Company concludes that its reserves, together with future premiums, are insufficient to cover future policy benefits and claims, the Company would be required to increase reserves and incur income statement charges for the period in which the determination is made, which could have a material adverse effect on business, financial condition, and results of operations.

The Company’s valuation of our investment portfolio may include methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may materially adversely affect its results of operations and financial condition.

The Company holds securities and other assets and liabilities that must be, or at its election are, measured at fair value. Fair value represents the anticipated amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments. Estimates of fair value are not necessarily indicative of the amounts that could be realized in a current or future market exchange. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect our condition and results of operations.

During periods of market disruption, including periods of rapidly widening credit spreads or illiquidity, it may be difficult to value certain securities if trading becomes less frequent or market data becomes less observable. Further, rapidly changing or disruptive credit and equity market conditions could materially affect the valuation of securities as reported within our financial statements and the period-to-period changes in value could be significant. Decreases in value could have a material adverse effect on business, results of operations and financial condition.

The determination of the amount of impairments taken on the Company’s investments is based upon our periodic evaluations and assessments of known and inherent risks associated with the respective asset class and the specific security being reviewed. Impairments result in a non-cash charge to earnings during the period in which the impairment charge is taken. The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. There can be no assurance that management has accurately assessed the level of impairments taken in our financial statements and their potential impact on regulatory capital. Furthermore, additional impairments may be taken in the future.

Our success, in part, depends on our ability to attract and retain key people with specific expertise across a variety of business functions. As such, the loss of members of our management team or any difficulty in attracting and retaining other talented personnel could impede the further implementation of our business strategy. Additionally, we rely upon the knowledge and experience of certain Group 1001 Insurance personnel involved in functions that require technical expertise, including risk management and investment management and actuarial, to provide for sound operational controls for us. A loss of such employees could materially adversely impact our ability to execute key operational functions and could adversely affect our operational controls, including internal controls over financial reporting.

The Company is exposed to risks related to natural and man-made disasters and catastrophes, diseases, epidemics, pandemics, malicious acts, war, cybersecurity incidents, terrorist acts and climate change, which could adversely affect its operations and results.

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no assurance can be given that there are not scenarios that could have an adverse effect on its operations and results. A natural or man-made disaster or catastrophe, including a severe weather or geological event such as a storm, tornado, fire, flood or earthquake, disease, epidemic, pandemic (such as COVID-19), malicious act, cybersecurity incidents, terrorist act, or the occurrence of climate change, could cause key personnel or that of affiliated service providers, to be unable to engage in operations at one or more of our facilities or result in short- or long-term interruptions in business operations, any of which could be material to operating results.

Certain of these events could also adversely affect the investment portfolio and have a significant negative impact on operations and results. In addition, claims arising from the occurrence of such events or conditions could have a material adverse effect on our business, results of operations and financial condition. Such events or conditions could also have an adverse effect on sales of the retail annuity products. In addition, such events or conditions could result in significant physical damage and destruction to, and a decrease or halt in economic activity in, large geographic areas, adversely affecting business within such geographic areas and/or the general economic climate. Such events or conditions could also have a significant impact on investments, for example by damaging or destroying physical assets in which the Company invests or impacting the financial performance of loans or securities collateralized by loans. Such events or conditions could also result in additional regulation or restrictions on the conduct of business. The possible macroeconomic effects of such events or conditions could also adversely affect the Company’s investments, as well as many other aspects of its business, financial condition, and results of operations. The Company’s risk management efforts, insurance and other precautionary plans and activities may not adequately predict or offset the impact of such events on its business, results of operations and financial condition.

A breach of information security or other unauthorized data access or failure to protect the confidentiality of customer information could have an adverse impact on our business and reputation.

With the sale of retail annuity products, the Company will collect, process, transmit and store personal financial and health information and other confidential and sensitive data about our customers, as well as proprietary business information, collectively referred to herein as “Sensitive Information.” The secure processing, storage, maintenance, and transmission of Sensitive Information are vital to the operations and business strategy. The Company’s business depends on the customers’ willingness to entrust us with their personal information and any failure, interruption or breach in security could result in disruptions to its critical systems and adversely affect customer relationships. Cybersecurity incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or Sensitive Information, corrupting data or causing operational disruption.

Although the Company takes reasonable efforts to protect Sensitive Information, including the implementation of internal processes and technological defenses that are preventative or detective and other controls that are commercially reasonable to provide multiple layers of security, Sensitive Information may be vulnerable to attacks by computer hackers, to physical theft by other third-party criminals, or to other compromise due to employee error or malfeasance. Attacks may include both sophisticated cybersecurity incidents perpetrated by organized crime groups, “hacktivists” or state-sponsored groups as well as nontechnical attacks ranging from sophisticated social engineering to simple extortion, ransomware, or threats, which can lead to unauthorized access, disclosure, disruption, or further attacks. The Company has incurred costs and may incur significant additional costs in order to implement appropriate security measures to protect our information security systems. Administrative and technical controls and other preventive actions taken to reduce the risk of cybersecurity incidents and protect the Company’s information technology may be insufficient to prevent physical and electronic break-ins, cybersecurity incidents, or other security breaches to such computer systems. Such events may expose the Company to civil and criminal liability, regulatory action, or theft of Company and customer funds; harm our reputation among customers; deter people from purchasing the retail annuity products; cause system interruptions; require significant technical, legal, and other remediation expenses; or otherwise have a material adverse impact on business, results of operations and financial condition.

Third parties to whom we outsource certain functions and Company vendors are also subject to the risks outlined above. The maintenance and implementation of information security systems at affiliated service providers and Company vendors may not be within our control, and if one such party suffers a breach of information security involving Sensitive Information, such breach may result in the Company incurring substantial costs and other negative consequences and could have a material adverse effect on business, results of operations and financial condition.

If the Company does not manage our growth effectively, financial performance could be adversely affected.

As an insurance company, the ability to grow is dependent on the sufficiency of its capital base to support that growth. The Company’s future growth also depends on our ability to sell attractive insurance products. While the Company anticipates that it will grow by offering retail annuity products directly to customers through the direct consumer distribution channel, taking advantage of investment opportunities to support growth, and maintaining a positive in-force earnings dynamic, the Company may not identify opportunities to do so.

Our business is heavily regulated and changes in regulation could reduce our profitability.

The Company is licensed and authorized to do business in 48 states (all states except Florida and New York), and the District of Columbia. The insurance and reinsurance industry is generally heavily regulated and operations in each of these jurisdictions are subject to varying degrees of regulation and supervision. In general, state laws and regulations require the Company to, among other things, maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of the Company’s financial condition and restrict payments of dividends and distributions of capital. The Company is also subject to laws and regulations that may restrict its ability to write retail annuity products, make certain types of investments and distribute funds. With respect to investments, the Company must comply with applicable regulations regarding the type and concentration of investments of its accounts. The OneUp sm RILA product is also subject to regulation under the federal securities laws. From time to time, regulators raise issues during examinations that could, if determined adversely, have a material adverse impact on the Company. The Company cannot predict whether or when regulatory actions may be taken that could adversely affect its operations.

In connection with the conduct of its business, the Company believes it is crucial to establish and maintain good working relationships with the various regulatory authorities. If those relationships and that reputation were to deteriorate, the Company’s business could be materially adversely affected.

In addition to the regulations of the state of Delaware, the jurisdiction in which the Company is domiciled, it also must obtain licenses to sell insurance in other states and U.S. jurisdictions. Most state regulatory authorities are granted broad discretion in connection with their decisions to grant, renew or revoke licenses and approvals that are subject to state statutes. If it is unable to renew the requisite licenses and obtain the necessary approvals or otherwise does not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from conducting some or all operations as well as impose fines.

State insurance regulations and interpretations and enforcement of such regulations may change. Insurance regulators have increased their scrutiny of the insurance regulatory framework in the U.S., and some state legislatures have considered or enacted laws that alter, and in many cases increase, state authority to regulate insurance holding companies and insurance and reinsurance companies. Changes to comply with new laws and potential laws and regulations which impose fiduciary or best interest standards in connection with the sale of the retail annuity products could materially increase our costs, decrease the ability to make sales of the retail annuity products and result in a material adverse impact on business. The Company is unable to predict whether, when or in what form the Delaware Department or other governmental agencies with regulatory authority will enact legislative and regulatory changes and cannot provide assurances that more stringent restrictions will not be adopted from time to time.

Changes in tax laws or interpretations of such laws could materially reduce our earnings, affect our operations, increase our tax liability and adversely affect our cash flows.

Changes in tax laws could have a material adverse effect on the Company’s profitability and financial condition and could result in it incurring materially higher taxes.

The U.S. federal income tax laws and interpretations are subject to change, which may have retroactive effect and could materially affect the Company.

The Company currently does not have multiple retail annuity products Annuity products benefit from one or more forms of tax-favored status under current U.S. federal and state income tax regimes. Changes in U.S. tax laws that alter the tax benefits or treatment of certain annuity products could result in a material reduction in demand for insurance products and could affect contract owner behavior with respect to existing annuity products in ways that are difficult to predict.

Corporate Governance

The Company’s Board of Directors (the “Board”) has three directors. Directors are elected annually and serve for one-year terms and until their successors are elected and qualified, or until their earlier resignation or removal. In the event of vacancies on the Board occurring by reason of death, resignation, disqualification, removal, or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term, provided however, such election must be subject to ratification by the holders of the majority of the outstanding stock. The Board holds regular quarterly meetings as established by the Board and holds special meetings, as necessary. The Board may from time-to-time designate committees of the Board. Currently, the Board maintains only the following committee:

Audit Committee

The Audit Committee is responsible, among its other duties and responsibilities, for overseeing the Company’s accounting and financial reporting processes, the audits of its financial statements, the qualifications and independence of its independent registered public accounting firm, the effectiveness of its internal control over financial reporting and the performance of its internal audit function and independent registered public accounting firm.

Changes in or Disagreements with Accountants

The Company has not had, nor does it anticipate having, a change in accountants or a disagreement with its accountants.

Management Discussion and Analysis for the Nine-Month Period Ended September 30, 2022, and for 2021, 2020 and 2019

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “intends”, “may”, “will”, “shall”, “should”, “would”, “could”, “aims”, “seeks” “projects” and other similar expressions. Forward-looking statements address management’s intentions, beliefs, assumptions, or current expectations concerning the Company’s financial condition, results of operations, cash flows, costs, plans, strategies, objectives, future prospects and anticipated events and trends. Forward-looking statements are not historical facts or assurances of future performance. Actual results may differ materially from those expressed in or implied by forward-looking statements. Forward-looking statements are subject to known and unknown risks and uncertainties, including the risks discussed in the “Risk Factors Related to Our Business” section.

A.	OVERVIEW

The following is a discussion by management of the current financial position, results of operations, changes in capital and surplus accounts and cash flow and liquidity for Gainbridge Life and should be read in conjunction with the Company’s audited statutory financial statements and unaudited financial statements for the nine-month period ended September 30, 2022 included elsewhere in this Prospectus.

B.	ORGANIZATION

Gainbridge Life was issued a certificate of authority by the Texas Department of Insurance (the “Texas Department”) and its application for original incorporation was approved on January 30, 2015. Gainbridge Life is a wholly owned subsidiary of Clear Spring Life.

On November 3, 2021, the Delaware Department of Insurance approved a Form A, Acquisition Statement, filed by Group 1001 Insurance Holdings and CSLIC Holdings, LLC (“CSLIC Holdings”) allowing for the acquisition of the Company’s parent, Clear Spring Life. On November 12, 2021, the Texas Department also approved the Form A filed by Group 1001 Insurance Holdings and CSLIC Holdings. Effective November 12, 2021, Clear Spring Life and its subsidiaries, including the Company, were acquired by CSLIC Holdings. CSLIC Holdings is a subsidiary of G1001. Prior to November 12, 2021, Clear Spring Life was a wholly owned indirect subsidiary of Guggenheim Capital, LLC.

Effective June 29, 2022, the Company was redomesticated as a Delaware insurance company for the purpose of consolidating G1001’s life insurance companies in the State of Delaware and simultaneously changed its name from Clear Spring Life Insurance Company to Gainbridge Life.

C.	CRITICAL ACCOUNTING ESTIMATES

The audited statutory financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Department which differ from accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with accounting principles prescribed or permitted by the Texas Department requires management to make estimates and assumptions that often involve a significant degree of judgment. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements.

Management believes the critical accounting policies relating to the following areas are most dependent on the application of estimates, assumptions, and judgments:

•	Aggregate reserves for life and annuity policy contracts

•	Investment impairments and fair value measurements

•	Income taxes

Note 2 of the accompanying financial statements for 2021, 2020, and 2019 provides a summary of significant accounting policies.

D.	SIGNIFICANT AGREEMENTS – The following describes the agreements which had a material impact on the Company’s financial position:

Reinsurance Agreement. Effective May 1, 2015, the Company entered a reinsurance agreement with Clear Spring Life to assume annuity blocks of business on a 100% coinsurance with funds withheld basis. On April 20, 2016, the Company received assets in the amount of $229.3 million, subsequently ending the funds withheld arrangement with Clear Spring Life. Reserves under this agreement as of December 31, 2021, 2020, and 2019 were $142.5 million, $149.4 million, and $160.6 million, respectively.

As of December 31, 2021 and 2020, the Company had an asset of $0.5 million and $0.5 million, respectively, and as of December 31, 2019 and 2018, an asset of $0.6 million and $0.6 million, respectively, representing the estimated fair value of a derivative with Clear Spring Life arising under the reinsurance agreement. representing the estimated fair value of the derivative with Clear Spring Life. According to the reinsurance agreement, the Company pays Clear Spring Life an expense allowance equal to the option budget for each fixed indexed annuity contract that has an allocation to an indexed account. In exchange, Clear Spring Life is committed to paying the Company a hedge payoff equal to the quota share of index interest credited to each fixed indexed annuity contract. Clear Spring Life retains the index risk on the fixed index annuities and is responsible for purchasing the derivatives and performing the hedging activity.

Administrative Service Agreement. The Company entered into the Administrative Services Agreement as previously described with Clear Spring Life. Under the Administrative Services Agreement, Clear Spring Life provides accounting, data processing, tax, auditing, actuarial, functional support, policyholder, and collection support, as well as public relations, advertising, sales and marketing promotional services, and operational services with respect to the settlement of contracts and transactions in securities. The related servicing fee is calculated and accrued monthly and is payable and invoiced quarterly in arrears. Further, effective May 28, 2015, the Company entered into a Books and Records Agreement under the Administrative Services Agreement with Clear Spring Life, pursuant to which Clear Spring Life maintains accurate books and records for the Company within the scope of the Administrative Services Agreement. Total fees incurred by the Company under the Administrative Services Agreement totaled $1.3 million, $1.4 million, and $1.5 million for the years ended December 31, 2021 and 2020, and 2019 respectively. The payable for these services as of December 31, 2021, 2020 and 2019 was $0.3 million, $0.3 million and $0.4 million, respectively.

Tax Sharing Agreement. The Company entered into a Tax Sharing Agreement with Clear Spring Life, effective August 20, 2015. Clear Spring Life is the common parent corporation of an “affiliated group” of corporations (the “Affiliated Group”) as that term is defined in section 1504(a) of the Code, of which Clear Spring Life is a member and is eligible to file a U.S. federal income tax return on a consolidated basis. The Affiliated Group files U.S. federal income tax returns on a consolidated basis. The Tax Sharing Agreement is in effect from year to year unless terminated as provided therein. Clear Spring Life is required under the Code and Treasury Regulations, as the parent corporation of the Affiliated Group, to pay the U.S. federal income taxes as shown due on the consolidated return. During 2021, 2020 and 2019, the Company made intercompany tax payments to Clear Spring Life of $1.1 million, $1.3 million, and $0.7 million, respectively. As of December 31, 2021, 2020, and 2019 the Company had amounts payable of $1.5 million, $0.2 million and $0.4 million, respectively.

E.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND ENTERPRISE RISK MANAGEMENT

Risk management includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns. Risk management is considered as an integral part of managing our core businesses and a key element of our approach to corporate governance.

The Company has established an Enterprise Risk Management (“ERM”) framework which provides a structure to measure, monitor and manage material risks that could significantly impact the Company’s shareholder value, solvency position, or statutory operating earnings. The ERM frameworks strive to identify opportunities to maximize risk adjusted returns by optimizing strategy, business, and investment decisions, with the goal of increasing the financial strength of the organization’s insurers. The ERM framework provides substantial flexibility for risk management activities to be determined and carried out by risk owners. However, to provide requirements and operating boundaries for risk owners, the frameworks and risk policies establish objectives to be met by those performing risk management activities.

The assets of the Company’s General Account are available to support General Account liabilities. The Company’s General Account is primarily exposed to the following market risks:

Credit Risk - Credit risk relates to the uncertainty of an obligor’s continued ability to make timely payments in accordance with the contractual terms of the instrument or contract. The Company is also exposed to credit spread risk related to security market prices.

The Company’s management believes that its stringent investment management standards and practices have resulted in high-quality portfolios that have the effect of limiting credit risk. Credit risk associated with fixed income investments is managed by the Company in aggregate, using detailed credit and underwriting practices, specific diversification requirements, comprehensive due diligence, ongoing credit analysis, aggregate counterparty exposure, and asset sector and industry concentration limits, and is monitored against pre-established limits.

Interest Rate Risk - Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Interest rate risk can arise from a mismatch in the interest rate exposure of assets and liabilities. The Company’s fixed interest rate liabilities are primarily supported by well-diversified portfolios of fixed interest investments. These interest-bearing investments can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include U.S. Treasury bonds, corporate bonds, and money market instruments. The Company’s fixed income portfolios also hold securitized assets, including mortgage-backed and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines.

To manage the associated interest rate risk exposure, the Company manages the asset portfolios’ interest rate duration to match that of the associated liabilities, within a defined tolerance.

Capital Management and Liquidity Risk - The Company ensures that adequate capital is maintained to support the risks associated with its business. In addition, the Company provides an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company to take advantage of opportunities for expansion. The Company’s approach to managing capital has been developed to ensure that an appropriate balance is maintained between its internal assessment of capital required and the requirements of regulators and rating agencies.

Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they come due. The Company’s asset-liability management allows it to maintain its financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity position further, the Company actively manages and monitors its capital and asset levels, monitors the diversification and credit quality of its investments, and compares cash forecasts and actual results against established targets. The Company has a Liquidity Risk Committee that routinely reviews sources of liquidity available to meet liquidity demands.

COVID-19 – As a result of the COVID-19 pandemic, economic uncertainties have arisen which may have an impact on the Company’s financial position. As there is uncertainty around both the severity and duration of the COVID-19 pandemic, the future financial and other impacts cannot be reasonably estimated at this time. However, the Company believes that its strong capital and liquidity position make it well positioned to weather current market volatilities and business disruptions related to the pandemic. The Company has implemented business continuity plans that were already in place to ensure the availability of services in addition to other ongoing risk management activities related to current market stress.

F.	FINANCIAL POSITION (FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022)

[To be Inserted]

G.	FINANCIAL POSITION (2021)

The Company’s financial position as of December 31, 2021 and 2020 was as follows:

	2021	2020
Assets
Bonds	$175,594,944	$172,114,872
Cash, Cash Equivalents and Short-Term Investments	12,877,256	23,631,791
Other Invested Assets	11,523,443	9,073,089

Total Cash and Invested Assets	199,995,643	204,819,752

Investment Income Due and Accrued	2,876,333	2,605,510
Other Amounts Receivable under Reinsurance Contracts	492,607	538,298
Net Deferred Tax Asset	1,079,908	-
Other Assets	1,003,809	-

Total Net Admitted Assets	$205,448,300	$207,963,560

	2021	2020
Liabilities
Policy Reserves	$121,837,274	$127,743,898
Liability for Deposit-Type Contracts	20,711,217	21,633,676
Other Amounts Payable on Reinsurance	1,016,459	882,234
Interest Maintenance Reserve	-	956,671
General Expenses Due and Accrued	91,192	76,463
Current Federal Income Taxes	1,503,642	218,638
Net Deferred Tax Liability	-	467,191
Asset Valuation Reserve	1,816,923	1,070,831
Payable to Parent, Subsidiaries and Affiliates	332,051	345,907
Payable for Securities	-	37,867

Total Liabilities	147,308,758	153,433,376

Capital and Surplus	58,139,542	54,530,184

Total Liabilities & Capital and Surplus	$205,448,300	$207,963,560

(i)	Assets

Cash and Invested Assets – The decrease in cash and invested assets in 2021 of $4.8 million is primarily due to a decrease in cash, cash equivalents and short-term investments of $10.8 million which is offset by an increase in bonds and other invested assets of $6.0 million. Though cash, cash equivalents and short-term investments were reinvested into higher yielding asset classes, the overall decrease in cash and invested assets is consistent with the Company’s only business being a closed block of business in run-off.

As of December 31, 2021, the Company’s investments in bonds were in a net unrealized gain position of $1.9 million, an increase of $0.5 million from the December 31, 2020 net unrealized gain position of $1.4 million. The tables below provide additional detail:

	2021
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government	$6,561,145	$21,404	$(761,257)	$5,821,292
U.S. Special Revenue, Special Assessment Obligations	173,265	43,184	(537)	215,912
Industrial and Miscellaneous Unaffiliated	165,853,001	3,665,238	(1,332,369)	168,185,870
Hybrid Securities	3,007,533	218,592	(225)	3,225,900

Total bonds	$175,594,944	$3,948,418	$(2,094,388)	$177,448,974

	2020
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government	$13,717,357	$89,643	$(641,331)	$13,165,669
U.S. Special Revenue, Special Assessment Obligations	165,372	46,274	(141)	211,505
Industrial and Miscellaneous Unaffiliated	153,244,043	6,074,899	(4,180,786)	155,138,156
Hybrid Securities	3,004,996	426,134	-	3,431,130
Parent, Subsidiaries and Affiliates	1,983,105	-	(394,714)	1,588,391

Total bonds	$172,114,873	$6,636,950	$(5,216,972)	$173,534,851

The following tables show gross unrealized losses and fair values of bonds aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	2021
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government	$1,670,383	$(20,780)	$3,415,229	$(740,477)	$5,085,612	$(761,257)
U.S. Special Revenue, Special Assessment Obligation	-	-	10,090	(537)	10,090	(537)
Industrial and Miscellaneous	65,166,935	(1,294,673)	2,724,493	(37,695)	67,891,428	(1,332,368)
Hybrid Securities	2,413	(3)	4,895	(222)	7,308	(225)

Total Bonds	$66,839,731	$(1,315,456)	$6,154,707	$(778,931)	$72,994,438	$(2,094,387)

	2020
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government	$547,980	$(1,372)	$1,581,833	$(639,959)	$2,129,813	$(641,331)
U.S. Special Revenue, Special Assessment Obligation	7,889	(141)	-	-	7,889	(141)
Industrial and Miscellaneous	12,107,573	(410,340)	36,021,526	(3,770,447)	48,129,099	(4,180,787)
Hybrid Securities	4,928	(68)	-	-	4,928	(68)
Parent, Subsidiaries and Affiliates	-	-	1,588,390	(394,714)	1,588,390	(394,714)

Total Bonds	$12,668,370	$(411,921)	$39,191,749	$(4,805,120)	$51,860,119	$(5,217,041)

(ii)	Impairments

These securities were included in the Company’s regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy to evaluate whether such securities are other-than-temporarily impaired (“impaired”). To the extent the Company determines that a security is deemed to be impaired, the difference between the cost of the security and fair value is recorded as a realized loss and the carrying amount of the investment is written down to its estimated fair value through realized capital losses.

The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and it has the ability and intent to hold until the earlier of the recovery in value, or until maturity. Evaluation of future impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and any of the above factors continue to deteriorate, impairment may be incurred in upcoming periods.

The Company recognized $1.8 million and $0.8 million of impairment on loan-backed securities as of December 31, 2021 and 2020, respectively.

The following table illustrates the quality of the Company’s bonds portfolios as of December 31, 2021 and 2020:

NAIC Rating	2021	2020
NAIC-1	$51,623,167	$72,189,644
NAIC-2	119,257,752	96,686,924
NAIC-3	734,458	1,499,076
NAIC-4	3,979,567	1,722,334
NAIC-5	-	-
NAIC-6	-	16,894

Net Deferred Tax Asset (“DTA”) – The $1.1 million increase in the net DTA is primarily due to a $1.3 million decrease in deferred tax liabilities (“DTL”) related to investments in partnerships.

Other Assets – The $1.0 million increase is driven by the re-classification of $0.9 million negative Interest Maintenance Reserve (“IMR”) to an asset. Refer to additional discussion on the IMR in the “Liabilities” section below.

(iii)	Liabilities

Policy Reserves and Deposit-Type Contracts – As of December 31, 2021 and 2020, aggregate reserves totaled $142.5 million and $149.4 million, respectively, for the blocks of annuity business assumed from Clear Spring Life. As this is a closed block of fixed index and deferred annuities, the balance of these reserves is expected to decrease each year due to run-off; however, reserves may have offsetting increases once the Company launches its new direct business.

IMR – The IMR liability decreased approximately $1.8M to an IMR asset of $0.9 million in 2021. The amount was re-classified to Other Assets, resulting in no IMR liability as of December 31, 2021. The primary driver of the change was intent-to-sale impairments related to investments in combo notes, which were interest-related losses recorded in the IMR.

Current Federal Income Taxes – As of December 31, 2021 and 2020, current federal income taxes totaled $1.5 million and $0.2 million, respectively. The increase was primarily due to 2021 federal income tax expense of $2.1 million, offset by intercompany tax payments to Clear Spring Life of $1.1 million.

(iv)	Results of Operations

The Company’s operating results for 2021 and 2020 are summarized below:

	2021	2020
Net Investment Income	$9,609,587	$9,341,166
Amortization of IMR	(322,927)	(157,046)

Total Income	9,286,660	9,184,120

Policy and Contract Benefits	11,417,615	15,570,092
Interest and Adjustments on Contract Funds	(922,459)	(1,953,863)
Decrease in Life and A&H Reserves	(5,906,624)	(9,244,338)
Commissions and Other Operating Expenses	1,765,764	2,130,676

Total Benefits and Expenses	6,354,296	6,502,567

Net Gain from Operations before Tax	2,932,364	2,681,553
Federal Income Taxes	2,145,698	1,260,733

Net Gain from Operations	786,666	1,420,820
Net Realized Capital Gains (Losses), Net of Tax	1,120,790	(155,628)

Net Income	$1,907,456	$1,265,192

Policy and Contract Benefits – As of December 31, 2021 and 2020, the Company incurred $11.4 million and $15.6 million, respectively, of benefits relating to annuity benefits and surrender benefits and partial withdrawals on the annuity block of business assumed from Clear Spring Life. The decrease is primarily due to the surrender and withdrawal activity being down in 2021.

Decrease in Life and Accident & Health (“A&H”) Reserves – The decrease in life and A&H reserves of $5.9 million in 2021 is directly related to the policy and contract benefits which had $4.1 million less net outflows resulting in more increase in reserve.

Net Realized Capital Gains (Losses), Net of Tax – The increase in realized gains are associated with option payoffs in excess of the Company’s obligation to pay Clear Spring Life an expense allowance equal to the option budget for each fixed annuity policy that has an allocation to an indexed account.

Federal Income Taxes – Federal income tax expense increased $0.9 million during 2021. This was driven by $0.8 million in tax expense from flow-through investments.

(v)	Capital and Surplus

The Company’s capital and surplus results for 2021 and 2020 were as follows:

	2021	2020
Capital and Surplus, Beginning of Year	$54,530,184	$57,287,127
Net Income	1,907,456	1,265,192
Change in Net Unrealized Gains	711,707	44,925
Change in Net Deferred Income Tax	1,836,388	668,166
Change in Nonadmitted Assets	(100,101)	-
Change in Asset Valuation Reserve	(746,092)	(235,226)
Dividends to stockholders	-	(4,500,000)

Capital and Surplus, End of Year	$58,139,542	$54,530,184

Change in Capital and Surplus – In 2021, the increase was driven primarily by the $0.4 million increase in other-than-temporary-impairment DTA, a decrease of $1.2 million in DTL related to partnership investments, and a $0.2 million decrease in DTL related to recognition of the tax reform reserve adjustment in addition to the $1.9 million net income for the year.

Dividends to Stockholders - The Company did not pay a dividend as of December 31, 2021. On August 10, 2020, the Company paid an ordinary dividend of $4.5 million to Clear Spring Life.

Without prior written approval, dividends to shareholders are limited by the Company’s domiciliary regulator. The maximum dividends pay-out that could be paid without prior written approval granting a greater amount (“extraordinary dividend”) is the greater of [a] 10% of surplus as regards policyholders or [b] net gain from operations (before realized capital gains/losses), provided that unassigned surplus is positive and sufficient to cover the payment. As of December 31, 2021, the maximum dividend payout which may be made without prior written approval in 2022 is $5,439,542.

Risk Based Capital – Risk-based capital is used to evaluate the adequacy of an insurer’s statutory capital and surplus in relation to the risks inherent in the insurer’s business related to asset quality, asset and liability matching, mortality and morbidity, and other business factors. Regulatory compliance is determined based on a ratio of a company’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies with a ratio below 200% are required to take corrective action steps. The Company exceeded the minimum risk-based capital requirements for all periods presented.

On February 16, 2022, Clear Spring Life made a capital commitment to the Company to support its operations and capital by making capital contributions as necessary to maintain the Company’s capital at a minimum of 300% of its Company Action Level (“CAL”) RBC ratio. The commitment is valid through the filing of the Company’s December 31, 2024 financial statements. The Company’s CAL RBC ratio was 1,496.2% and 1,813.2% as of December 31, 2021 and 2020, respectively.

(vi)	Cash Flow and Liquidity

The cash flows of the Company during 2021 and 2020 are summarized below:

	2021	2020
Operations
Net Investment Income	$9,868,313	$9,585,802
Miscellaneous Income	92,192	109,840
Policy Benefits	(11,283,390)	(15,685,593)
Commissions and Expenses	(1,759,076)	(2,127,414)
Federal Income Taxes Paid	(1,054,801)	(1,318,990)

Net Cash (Used) from Operations	$(4,136,762)	$(9,436,355)

Investments
Proceeds from Investments Sold, Matured or Repaid	$72,187,651	$81,019,906
Cost of Investments Acquired	(78,791,568)	(70,413,243)

Net Cash Provided (Used) from Investments	$(6,603,917)	$10,606,663

Financing and Miscellaneous Sources
Other Cash Applied	$(13,856)	$(11,255)
Dividend to Shareholders	-	(4,500,000)

Net Cash (Used) from Financing and Miscellaneous Sources	$(13,856)	$(4,511,255)

Net Change in Cash and Short-Term Investments	$(10,754,535)	$(3,340,947)

The Company’s liquidity requirements primarily relate to its policy liabilities, operating expenses, and income taxes. Policy liabilities include payment of policyholder benefits, surrenders and withdrawals. In the event the Company requires additional liquid assets to meet its obligations as they become due, the Company may sell its investments in advance of maturity.

Cash (Used) from Operations – Cash used from operations increased in 2021 primarily due to the decrease in policy benefits in 2021.

Cash Provided (Used) from Investments – In 2021, cash used by investments consisted primarily of costs of bonds acquired exceeding the proceeds of bonds sold due to the reinvestment of cash into the higher yielding asset classes.

(vii)	Off Balance Sheet Arrangements

None.

H.	FINANCIAL POSITION (2020)

The Company’s financial position as of December 31, 2020 and 2019 was as follows:

	2020	2019
Assets
Bonds	$172,114,872	$180,597,884
Mortgage Loans - First Liens	-	3,522,805
Cash, Cash Equivalents and Short-Term Investments	23,631,791	26,972,738
Other Invested Assets	9,073,089	9,174,343
Total Cash and Invested Assets	204,819,752	220,267,770

Investment Income Due and Accrued	2,605,510	1,918,031
Other Amounts Receivable under Reinsurance Contracts	538,298	591,272
Aggregate write-ins for other than invested assests	-	3,400

Total Net Admitted Assets	$207,963,560	$222,780,473

	2020	2019
Liabilities
Policy Reserves	$127,743,898	$136,988,235
Liability for Deposit-Type Contracts	21,633,676	23,587,539
Other Amounts Payable on Reinsurance	882,234	997,735
Interest Maintenance Reserve	956,671	1,122,076
General Expenses Due and Accrued	76,463	74,201
Current Federal Income Taxes	218,638	403,977
Net Deferred Tax Liability	467,191	1,123,416
Asset Valuation Reserve	1,070,831	835,604
Payable to Parent, Subsidiaries and Affiliates	345,907	360,563
Payable for Securities	37,867	-

Total Liabilities	153,433,376	165,493,346

Capital and Surplus	54,530,184	57,287,127

Total Liabilities & Capital and Surplus	$207,963,560	$222,780,473

(i)	Assets

Cash and Invested Assets – The decrease in cash and invested assets in 2020 of $15.5 million is primarily due to a decrease in bonds of $8.5 million and mortgage loans of $3.5 million. The overall decrease in cash and invested assets is consistent with the Company’s only business being a closed block of business that is in run-off. During 2020, the Company disposed of its entire mortgage loans portfolio, resulting in a decrease of approximately $3.5 million. Prior to the disposition of the portfolio approximately 1.6% of the Company’s total invested assets were comprised of mortgage loans.

As of December 31, 2020, the Company’s investments in bonds were in a net unrealized gain position of $1.4 million, an increase of $1.8 million from the December 31, 2019 net unrealized loss position of $0.4 million. The tables below provide additional detail:

	2020
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government	$13,717,357	89,643	(641,331)	13,165,669
U.S. Special Revenue, Special Assessment Obligations	165,372	46,274	(141)	211,505
Industrial and Miscellaneous Unaffiliated	153,244,043	6,074,900	(4,180,786)	155,138,157
Hybrid Securities	3,004,996	426,202	(68)	3,431,130
Parent, Subsidiaries and Affiliates	1,983,105	-	(394,714)	1,588,391

Total bonds	$172,114,873	6,637,019	(5,217,040)	173,534,852

	2019
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government	$6,870,385	33,755	(380,497)	6,523,643
All other governments	2,000,482	5,318	-	2,005,800
U.S. Special Revenue, Special Assessment Obligations	147,217	23,227	-	170,444
Industrial and Miscellaneous Unaffiliated	165,584,606	3,204,853	(3,089,817)	165,699,642
Parent, Subsidiaries and Affiliates	1,987,299	-	(242,062)	1,745,237
SVO Identified Funds	4,007,895	4,690	(1,660)	4,010,925

Total bonds	$180,597,884	3,271,843	(3,714,036)	180,155,691

(ii)	Impairments

These securities were included in the management’s s regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy to evaluate whether such securities are other-than-temporary impairment (“impaired”). To the extent the Company determines that a security is deemed to be impaired, the difference between the cost of the security and fair value is recorded as a realized loss and the carrying amount of the investment is written down to its estimated fair value through realized capital losses.

The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and it has the ability and intent to hold until the earlier of the recovery in value, or until maturity. Evaluations of future impairment will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and any of the above factors continue to deteriorate, impairment may be incurred in upcoming periods.

The Company recognized $0.8 million and $0.0 million of impairment on loan-backed securities as of December 31, 2020 and 2019, respectively.

The following tables show gross unrealized losses and fair values of bonds aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	2020
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government	$547,980	(1,372)	1,581,833	(639,959)	2,129,813	(641,331)
U.S. Special Revenue, Special Assessment Obligation	7,889	(141)	-	-	7,889	(141)
Industrial and Miscellaneous	12,107,573	(410,340)	36,021,526	(3,770,446)	48,129,099	(4,180,786)
Hybrid Securities	4,928	(68)	-	-	4,928	(68)
Parent, Subsidiaries and Affiliates	-	-	1,588,390	(394,714)	1,588,390	(394,714)

Total bonds	$12,668,370	(411,921)	39,191,749	(4,805,119)	51,860,119	(5,217,040)

	2019
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government	$722,570	(62,019)	1,977,807	(318,478)	2,700,377	(380,497)
Industrial and Miscellaneous	15,840,599	(432,842)	35,440,248	(2,656,975)	51,280,847	(3,089,817)
Parent, Subsidiaries and Affiliates	-	-	1,745,238	(242,062)	1,745,238	(242,062)
SVO Identified Funds	2,006,301	(1,660)	-	-	2,006,301	(1,660)

Total bonds	$18,569,470	(496,521)	39,163,293	(3,217,515)	57,732,763	(3,714,036)

The following table illustrates the quality of the Company’s bonds portfolios as of December 31, 2020 and 2019:

NAIC Rating	2020	2019
NAIC-1	$72,194,696	$112,184,547
NAIC-2	96,704,641	66,717,126
NAIC-3	1,499,076	1,679,318
NAIC-4	1,722,334	-
NAIC-5	-	-
NAIC-6	16,894	16,894

(iii)	Liabilities

Policy Reserves and Deposit-Type Contracts – As of December 31, 2020 and 2019, aggregate reserves totaled $149.4 million and $160.6 million, respectively, for the blocks of annuity business assumed from Clear Spring Life. As this is a closed block of fixed indexed deferred annuities, the balance of these reserves is expected to decrease each year due to run-off.

(iv)	Results of Operations

The Company’s operating results for 2020 and 2019 are summarized below:

	2020	2019
Premiums and Considerations for Annuities and Supplemental Contracts with Life Contingencies	$-	$(194)
Net Investment Income	9,341,166	11,372,041
Amortization of IMR	(157,046)	(167,911)

Total Income	9,184,120	11,203,936

Policy and Contract Benefits	15,570,092	16,268,981
Interesy and Adjustments on Contract Funds	(1,953,863)	(2,413,494)
Decrease in Life and A&H Reserves	(9,244,338)	(8,680,305)
Commissions and Other Operating Expenses	2,130,676	1,963,469

Total Benefits and Expenses	6,502,567	7,138,651

Net Gain from Operations before Tax	2,681,553	4,065,285
Federal Income Tax	1,260,733	376,500

Net Gain from Operations	1,420,820	3,688,785
Net Realized Capital Gaims (Losses), Net of Tax	(155,628)	(987,193)

Net Income	$1,265,192	$2,701,592

Net Investment Income – Net investment income decreased from 2019 to 2020 due to an overall decrease in invested assets.

Policy and Contract Benefits – As of December 31, 2020 and 2019, the Company incurred $15.6 million and $16.3 million, respectively, of benefits relating to annuity benefits and surrender benefits and partial withdrawals on the annuity block of business assumed from Clear Spring Life.

Interest and Adjustments on Contract and Deposit-Type Contract Funds – Interest and adjustments on contract and deposit-type contract funds of $(2.0) million during 2020 is directly related to the decrease in benefit payments on annuities.

Decrease in Life and Accident & Health Reserves – The decrease reserves of $9.2 million during 2020 is directly related to the surrender benefits on the annuity block of business assumed from Clear Spring Life.

(v)	Capital and Surplus

The Company’s capital and surplus results for 2020 and 2019 were as follows:

	2020	2019
Capital and Surplus, Beginning of Year	$57,287,127	$59,425,222
Net income	1,265,192	2,701,592
Change in Net Unrealized Gains	44,925	28,701
Change in Net Deferred Income Tax	668,166	(220,441)
Change in Asset Valuation Reserve	(235,226)	352,053
Dividends to stockholders	(4,500,000)	(5,000,000)

Capital and Surplus, End of Year	$54,530,184	$57,287,127

Change in Capital and Surplus – In 2020 the decrease was driven primarily by the $4.5 million dividend paid to Clear Spring Life offset by net income of $1.3 million.

Dividends to Stockholders – On August 10, 2020 and May 28, 2019, the Company paid ordinary dividends of $4,500,000 to Clear Spring Life.

Without prior written approval, dividends to shareholders are limited by the Company’s domiciliary regulator. The maximum dividends pay-out that could be paid without prior written approval granting a greater amount (“extraordinary dividend”) is the greater of [a] 10% of surplus as regards policyholders or [b] net gain from operations (before realized capital gains/losses), provided that unassigned surplus is positive and sufficient to cover the payment. As of December 31, 2020, the maximum dividend payout which may be made without prior written approval in 2022 is $1,830,184.

Risk Based Capital– Risk-based capital is used to evaluate the adequacy of an insurer’s statutory capital and surplus in relation to the risks inherent in the insurer’s business related to asset quality, asset and liability matching, mortality and morbidity, and other business factors. Regulatory compliance is determined based on a ratio of a company’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies with a ratio below 200% are required to take corrective action steps. The Company exceeded the minimum risk-based capital requirements for all periods presented.

(vi)	Cash Flow and Liquidity

The cash flows of the Company during 2020 and 2019 is summarized below:

	2020	2019
Operations
Premiums	$-	$(194)
Net Investment Income	9,585,802	12,338,538
Miscellaneous Income	109,840	75,428
Policy Benefits	(15,685,593)	(15,919,205)
Commissions and Expenses	(2,127,414)	(1,975,139)
Federal Income Taxes Paid	(1,318,990)	(688,872)

Net Cash (Used) from Operations	$(9,436,355)	$(6,169,444)

Investments
Proceeds from Investments Sold, Matured or Repaid	$81,019,906	$92,744,052
Cost of Investments Acquired	(70,413,243)	(58,293,409)

Net Cash Provided from Investments	$10,606,663	$34,450,643

Financing and Miscellaneous Sources
Other Cash Applied	$(11,255)	$(24,116)
Dividend to Shareholders	(4,500,000)	(5,000,000)

Net Cash (Used) from Financing and Miscellaneous Sources	$(4,511,255)	$(5,024,116)

Net Change in Cash and Short-Term Investments	$(3,340,947)	$23,257,083

The Company’s liquidity requirements primarily relate to its policy liabilities, operating expenses, and income taxes. Policy liabilities include payment of policyholder benefits, surrenders and withdrawals. In the event the Company requires additional liquid assets to meet its obligations as they become due, the Company may sell its investments in advance of maturity.

Cash (Used) from Operations – Cash used from operations increased in 2020 primarily due to a decrease in net investment income in 2020. The decrease in net investment income is consistent with the overall decrease in invested assets.

Cash Provided from Investments – In 2020 and 2019, cash provided by investments consisted primarily of a net inflow due to the sale of investments, including the disposal of the mortgage loan portfolio.

Cash (Used) from Financing and Miscellaneous Sources – In 2020, cash used for financing consisted primarily of $4.5 million in dividends paid to Clear Spring Life.

(vii)	Off-Balance Sheet Arrangements

None.

I.	FINANCIAL POSITION (2019)

The Company’s financial position as of December 31, 2019 and 2018 was as follows:

	2019	2018
Assets
Bonds	$180,597,884	$213,970,984
Mortgage Loans - First Liens	3,522,805	4,350,262
Cash, Cash Equivalents and Short-Term Investments	26,972,738	3,715,655
Other Invested Assets	9,174,343	9,272,655
Receivables for Securities	-	2,120,000

Total Cash and Invested Assets	220,267,770	233,429,556

Investment Income Due and Accrued	1,918,031	2,325,194
Other Amounts Receivable under Reinsurance Contracts	591,272	630,369
Aggregate write-ins for other than invested assests	3,400	-

Total Net Admitted Assets	$222,780,473	$236,385,119

	2019	2018
Liabilities
Policy Reserves	$136,988,235	$145,668,540
Liability for Deposit-Type Contracts	23,587,539	26,001,033
Other Amounts Payable on Reinsurance	997,735	647,959
Interest Maintenance Reserve	1,122,076	1,370,242
General Expenses Due and Accrued	74,201	91,493
Current Federal Income Taxes	403,977	716,349
Net Deferred Tax Liability	1,123,416	895,345
Asset Valuation Reserve	835,604	1,187,657
Payable to Parent, Subsidiaries and Affiliates	360,563	381,279

Total Liabilities	165,493,346	176,959,897

Capital and Surplus	57,287,127	59,425,222

Total Liabilities & Capital and Surplus	$222,780,473	$236,385,119

(i)	Assets

Cash and invested assets: The decrease in cash and invested assets in 2019 of $13.1 million is primarily due to a decrease in bonds of $33.4 million which is offset by an increase in cash, cash equivalents and short-term investments of $23.3 million. The increase in cash, cash equivalents and short-term investments in 2019 is primarily due to the proceeds received from the sale of bonds and investing those proceeds in money market securities.

The Company’s mortgage loans book value was $3.5 and $4.3 million as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, approximately 1.6% and 1.9%, respectively, of the Company’s total invested assets were comprised of mortgage loans. These mortgages had interest rates ranging from 7.0% to 9.5% per annum. The decrease in 2019 was a result of repayment of approximately $1.0 million of residential mortgage loans. The overall decrease in cash and invested assets is consistent with the Company’s only business being a closed block of business that is in run-off.

As of December 31, 2019, the Company’s investments in bonds were in a net unrealized loss position of $0.4 million, a favorable increase of $8.5 million from the December 31, 2018 net unrealized gain position of $10.0 million. The tables below provide additional detail:

The tables below provide additional detail:

	2019
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government	$6,870,385	33,755	(380,497)	6,523,643
All other governments	2,000,482	5,318	-	2,005,800
U.S. Special Revenue, Special Assessment Obligations	147,217	23,227	-	170,444
Industrial and Miscellaneous Unaffiliated	165,584,606	3,204,853	(3,089,817)	165,699,642
Parent, Subsidiaries and Affiliates	1,987,299	-	(242,062)	1,745,237
SVO Identified Funds	4,007,895	4,690	(1,660)	4,010,925

Total bonds	$180,597,884	3,271,843	(3,714,036)	180,155,691

	2018
	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government	$6,105,537	17,578	(320,348)	5,802,767
All other governments	2,001,901	11,099	-	2,013,000
U.S. Special Revenue, Special Assessment Obligations	140,080	-	(10,405)	129,675
Industrial and Miscellaneous Unaffiliated	198,685,263	1,089,935	(9,177,692)	190,597,506
Parent, Subsidiaries and Affiliates	1,987,897	-	(162,497)	1,825,400
SVO Identified Funds	5,050,305	-	(347,967)	4,702,338

Total bonds	$213,970,983	1,118,612	(10,018,909)	205,070,686

The following tables show gross unrealized losses and fair values of bonds aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	2019
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government	$722,570	(62,019)	1,977,807	(318,479)	2,700,377	(380,498)
Industrial and Miscellaneous	15,840,599	(432,842)	35,440,248	(2,656,975)	51,280,847	(3,089,817)
Parent, Subsidiaries and Affiliates	-	-	1,745,238	(242,062)	1,745,238	(242,062)
SVO Identified Funds	2,006,301	(1,660)	-	-	2,006,301	(1,660)

Total bonds	$18,569,470	(496,521)	39,163,293	(3,217,516)	57,732,763	(3,714,037)

	2018
	Less than 12 months		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government	$-	-	2,736,608	(320,348)	2,736,608	(320,348)
U.S. Special Revenue, Special Assessment Obligation	129,676	(10,405)	-	-	129,676	(10,405)
Industrial and Miscellaneous	67,711,505	(2,427,475)	66,787,596	(6,750,218)	134,499,101	(9,177,693)
Parent, Subsidiaries and Affiliates	-	-	1,825,400	(162,497)	1,825,400	(162,497)
SVO Identified Funds	-	-	4,702,338	(347,967)	4,702,338	(347,967)

Total bonds	$67,841,181	(2,437,880)	76,051,942	(7,581,030)	143,893,123	(10,018,910)

(ii)	Impairments

These securities were included in the management’s s regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy to evaluate whether such securities are other-than-temporary impairment (“impaired”). To the extent the Company determines that a security is deemed to be impaired, the difference between the cost of the security and fair value is recorded as a realized loss and the carrying amount of the investment is written down to its estimated fair value through realized capital losses.

The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and it has the ability and intent to hold until the earlier of the recovery in value, or until maturity. Evaluations of future impairment will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and any of the above factors continue to deteriorate, impairment may be incurred in upcoming periods.

The Company did not have any impairment on loan-backed securities as of December 31, 2019 and 2018.

The following table illustrates the quality of the Company’s bonds portfolios as of December 31, 2019 and 2018:

NAIC Rating	2019	2018
NAIC-1	$112,184,547	$116,096,224
NAIC-2	66,717,126	95,800,223
NAIC-3	1,679,318	2,074,537
NAIC-4	-	-
NAIC-5	-	-
NAIC-6	16,894	-

(iii)	Liabilities

Policy Reserves and Deposit-Type Contracts – As of December 31, 2019, and 2018, aggregate reserves totaled $160.6 million and $171.7 million, respectively, for the blocks of annuity business assumed from Clear Spring Life. As this is a closed block of fixed index and deferred annuities, the balance of these reserves is expected to decrease each year due to run-off; however, reserves may have offsetting increases once the Company launches its new direct business.

(iv)	Results of Operations

The Company’s operating results for 2019 and 2018 are summarized below:

	2019	2018
Premiums and Considerations for Annuities and Supp Contracts w/Life Contingencies	$(194)	$13,700
Net Investment Income	11,372,041	13,342,766
Amortization of IMR	(167,911)	(129,440)
Assets Transferred on Reinsurance Assumed	-	(1,048,864)

Total Income	11,203,936	12,178,162

Death Benefits	-	(9,451)
Policy and Contract Benefits	16,268,981	29,032,945
Interest and Adjustments on Contract Funds	(2,413,494)	(14,274,623)
Decrease in Life and A&H Reserves	(8,680,305)	(10,667,368)
Commissions and Other Operating Expenses	1,963,469	2,440,373

Total Benefits and Expenses	7,138,651	6,521,876

Net Gain from Operations before Tax	4,065,285	5,656,286
Federal Income Taxes	376,500	716,349

Net Gain from Operations	3,688,785	4,939,937
Net Realized Capital Gains (Losses), Net of Tax	(987,193)	563,066

Net Income	$2,701,592	$5,503,003

Net Investment Income – Net investment income decreased from 2019 to 2020 due to an overall decrease in invested assets.

Policy and Contract Benefits – As of December 31, 2019, and 2018, the Company incurred $16.3 million and $29.0 million, respectively, of benefits relating to death, surrender benefits and partial withdrawals on the annuity block of business assumed from Clear Spring Life. The decrease is primarily due to a decrease in surrenders and withdrawals of $13.3 million in 2019. In 2018, there were higher lapses on policies at the end of their guarantee periods.

Interest and Adjustments on Contract and Deposit-Type Contract Funds – Interest and adjustments of $(2.4) million during 2019 is directly related to increase in benefit payments on annuities certain.

Decrease in Contract Reserves – The decrease in reserves of $8.7 million during 2019 is directly related to the high surrender benefits for the GLAC-CSLIC Retrocession Agreement.

(v)	Capital and Surplus

The Company’s capital and surplus results for 2019 and 2018 were as follows:

Capital and Surplus, Beginning of Year	$59,425,222	$54,555,813
Net Income	2,701,592	5,503,003
Change in Net Unrealized Gains	28,701	18,688
Change in Net Deferred Income Tax	(220,441)	(480,285)
Change in Asset Valuation Reserve	352,053	(171,997)
Dividends to stockholders	(5,000,000)	-

Capital and Surplus, End of Year	$57,287,127	$59,425,222

Change in Capital and Surplus – In 2019, the decrease was driven by the $5.0 million dividend paid to Clear Spring Life on May 28, 2019 but was offset by net income of $2.7 million.

Dividends to Stockholders – As noted above, the company paid a $5.0 million dividend to Clear Spring Life on May 28, 2019. No dividends were paid in 2018.

Without prior written approval, dividends to shareholders are limited by the Company’s domiciliary regulator. The maximum dividends pay-out that could be paid without prior written approval granting a greater amount (“extraordinary dividend”) is the greater of [a] 10% of surplus as regards policyholders or [b] net gain from operations (before realized capital gains/losses), provided that unassigned surplus is positive and sufficient to cover the payment. As of December 31, 2019, the maximum dividend payout which may be made without prior written approval in 2022 is $4,587,127.

Risk Based Capital– Risk-based capital is used to evaluate the adequacy of an insurer’s statutory capital and surplus in relation to the risks inherent in the insurer’s business related to asset quality, asset and liability matching, mortality and morbidity, and other business factors. Regulatory compliance is determined based on a ratio of a company’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies with a ratio below 200% are required to take corrective action steps. The Company exceeded the minimum risk-based capital requirements for all periods presented.

(vi)	Cash Flow and Liquidity

The cash flows of the Company during 2019 and 2018 is summarized below:

	2019	2018
Operations
Premiums	$(194)	$13,700
Net Investment Income	12,338,538	13,506,679
Miscellaneous Income	75,428	(995,150)
Policy Benefits	(15,919,205)	(34,058,049)
Commissions and Expenses	(1,975,139)	(2,439,919)
Federal Income Taxes Paid	(688,872)	-

Net Cash Used from Operations	$(6,169,444)	$(23,972,739)

Investments
Proceeds from Investments Sold, Matured or Repaid	$92,744,052	$103,226,179
Cost of Investments Acquired	(58,293,409)	(80,458,266)

Net Cash Provided from Investments	$34,450,643	$22,767,913

Financing and Miscellaneous Sources
Other Cash Applied	$(24,116)	$(45,211)
Dividend to Shareholders	$(5,000,000)	$-

Net Cash Used from Financing and Miscellaneous Sources	$(5,024,116)	$(45,211)

Net Change in Cash and Short-Term Investments	$23,257,083	$(1,250,037)

The Company’s liquidity requirements primarily relate to its policy liabilities, operating expenses, and income taxes. Policy liabilities include payment of policyholder benefits, surrenders and withdrawals. In the event the Company requires additional liquid assets to meet its obligations as they become due, the Company may sell its investments in advance of maturity

Cash used for Operations – Cash from operations increased in 2019 primarily due to a decrease in policy benefits paid in 2019.

Cash provided by Investments – In 2019 and 2018, cash provided by investments consisted primarily of a net inflow due to the purchase and sale of bonds and mortgage loans.

Cash used for Financing and Miscellaneous Sources – In 2019, cash used for financing consisted of $5.0 million in dividends paid to Clear Spring Life.

(vii)	Off-Balance Sheet Arrangements

None.

Financial Statements

[To Be Inserted, including unaudited financial statements for the nine- month period ended September 30, 2022. ]

Appendix A – Monthly Annuity Payments for Settlement Option (2)

The following table shows minimum monthly annuity payment amounts for each $1,000 of proceeds for Settlement Option (2), based on the Annuitant’s age and sex, with Guaranteed Annuity Payment Periods of 5 years and 10 years. Age, as used in the table, means the number of complete years from the date of birth of the Annuitant(s) at the time when the Settlement Option is elected.

SETTLEMENT OPTION (2)

SINGLE LIFE ANNUITY WITH GUARANTEED ANNUITY PAYMENT PERIOD OF 5 YEARS AND

SINGLE LIFE ANNUITY WITH GUARANTEED ANNUITY PAYMENT PERIOD OF 10 YEARS

MINIMUM MONTHLY PAYMENT RATES PER $1,000 OF PROCEEDS

	Male		Female			Male		Female
Age	5-Year Certain & Life	10-Year Certain & Life	5-Year Certain & Life	10-Year Certain & Life	Age	5-Year Certain & Life	10-Year Certain & Life	5-Year Certain & Life	10-Year Certain & Life
45	2.34	2.34	2.18	2.18	74	5.43	5.16	4.85	4.70
46	2.39	2.38	2.22	2.22	75	5.66	5.33	5.05	4.88
47	2.44	2.43	2.26	2.26	76	5.90	5.51	5.28	5.07
48	2.49	2.48	2.30	2.30	77	6.15	5.70	5.52	5.26
49	2.54	2.53	2.35	2.35	78	6.42	5.89	5.78	5.46
50	2.59	2.59	2.40	2.39	79	6.71	6.09	6.05	5.67
51	2.65	2.64	2.44	2.44	80	7.01	6.29	6.35	5.89
52	2.71	2.70	2.50	2.49	81	7.33	6.49	6.66	6.11
53	2.78	2.77	2.55	2.55	82	7.67	6.68	7.00	6.33
54	2.84	2.83	2.61	2.60	83	8.02	6.88	7.36	6.55
55	2.91	2.90	2.67	2.66	84	8.39	7.07	7.74	6.77
56	2.99	2.97	2.73	2.72	85	8.78	7.26	8.15	6.99
57	3.07	3.05	2.80	2.79	86	9.19	7.44	8.57	7.20
58	3.15	3.13	2.87	2.86	87	9.61	7.62	9.02	7.40
59	3.24	3.22	2.94	2.93	88	10.04	7.79	9.48	7.60
60	3.33	3.31	3.02	3.01	89	10.49	7.95	9.95	7.79
61	3.43	3.40	3.10	3.09	90	10.94	8.09	10.43	7.96
62	3.54	3.50	3.19	3.17	91	11.41	8.23	10.92	8.12
63	3.65	3.60	3.29	3.27	92	11.89	8.35	11.42	8.26
64	3.77	3.72	3.38	3.36	93	12.38	8.45	11.94	8.37
65	3.89	3.83	3.49	3.46	94	12.89	8.53	12.47	8.47
66	4.03	3.95	3.60	3.57	95	13.41	8.59	13.02	8.55
67	4.17	4.08	3.72	3.69	96	13.93	8.65	13.58	8.61
68	4.32	4.22	3.85	3.81	97	14.45	8.68	14.13	8.66
69	4.48	4.36	3.99	3.94	98	14.94	8.71	14.65	8.70
70	4.65	4.51	4.14	4.07	99	15.37	8.73	15.12	8.72
71	4.83	4.66	4.30	4.22	100	15.75	8.74	15.54	8.73
72	5.02	4.82	4.47	4.37
73	5.22	4.98	4.65	4.53

Appendix B –

State Variation Chart

The following information is a summary of the states where the contract or certain features and/or benefits vary from the Contract’s features and benefits as previously described in this Prospectus. Certain Indexed Strategies may not be available in your state if you purchase the Contract. Certain provisions of the contract may be different from the general description in this Prospectus due to variations required by state law. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your contract. Any state variations will be included in your contract or in riders or endorsements attached to your contract.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Alaska	Right to Examine Contract

The Right to Examine Contract provision on the Cover Page of the Contract is revised as follows:

“On written request, We will provide, within a reasonable time, reasonable factual information regarding the benefits and provisions of this contract to You. If, for any reason, You are not satisfied with this contract, You may cancel this contract within 10 days of receipt or within 30 days of receipt if You were 65 or older on the date of Your application for this contract.”

Arizona	Right to Examine Contract

The Right to Examine Contract provision on the Cover Page of the Contract is revised as follows:

“On written request, We will provide, within a reasonable time, reasonable factual information regarding the benefits and provisions of this contract to You. If, for any reason, You are not satisfied with this contract, You may cancel this contract within 10 days of receipt or within 30 days of receipt if You were 65 or older on the date of Your application for this contract.”

Kansas	Right to Examine Contract	The Right to Examine Contract provision on the Cover Page of the Contract is in “Bold” text.
Oklahoma	Right to Examine Contract

The Right to Examine Contract provision on the Cover Page of the Contract is revised as follows:

“If the Company does not return this amount within 30 days from the date of cancellation, the Company will pay interest on the amount as required by Oklahoma law.”

Texas	Right to Examine Contract

The Right to Examine Contract provision on the Cover Page of the Contract is revised as follows: “You may cancel this contract for any reason within 20 days of receipt or within any longer period as required by applicable law in the state where this contract was delivered by sending written notice of cancellation to the Company or to the agent of the Company, by phone at {1-866-252-9439} or by return of this contract to the office of the Company.”

	Separate Account Disclosure	The following Separate Account disclosure is added to the Cover Page of the Contract as follows: “THE SEPARATE ACCOUNT PORTION OF THIS CONTRACT IS NOT COVERED BY AN INSURANCE GUARANTEE FUND OR OTHER SOLVENCY PROTECTION ARRANGEMENT BECAUSE THIS CONTRACT IS A CONTRACT UNDER WHICH THE SEPARATE ACCOUNT RISK IS BORNE BY THE OWNER.”

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
	Deferral Of Payments	The Texas chief insurance regulator has not given written approval to the Company to defer payments if the contract is delivered or issued for delivery in Texas.
Washington	Right to Examine Contract	The Right to Examine Contract provision on the Cover Page of the Contract is revised to remove the reference to sending written notice of cancellation to an agent of the Company.
The Right to Examine Contract provision on the Cover Page of the Contract is revised by adding the following: “If the return of such amount is not paid within 30 days from the date the contract is cancelled, a 10% penalty will be added to the refunded amount.”

	Minimum Contract Value Disclosure	The Cover Page of the contract is revised by adding: “A MINIMUM CONTRACT VALUE IS NOT GUARANTEED.”

	Premium tax or similar tax	At the request of the Washington Department of Insurance, all references in the contract to “premium tax” or “similar tax” are deleted.

	Charge for Additional Annual Statements	At the request of the Washington Department of Insurance, the Contract is revised by deleting the following: “We may access a charge, which will not exceed $25,00, for additional Annual Statements”

	Deferral of Payments	Language was added to reflect that written approval to defer payments from the Insurance Commissioner of the State of Washington is required.

Appendix C – Index Disclaimers

S&P Dow Jones Indices LLC, which is the provider of the S&P 500® Price Return Index and the S&P 500® Total Return Index, requires that the following disclaimer be included in this Prospectus:

The S&P 500® (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Gainbridge Life Insurance Company ((“Gainbridge Life”). Standard & Poor’s® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Gainbridge Life.

The OneUpsm RILA is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the OneUpsm RILA particularly or the ability of the S&P 500® to track general market performance. S&P Dow Jones Indices’ only relationship to Gainbridge Life with respect to the S&P 500® is the licensing of the S&P 500® and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® is determined, composed and calculated by S&P Dow Jones Indices without regard to Gainbridge Life or the OneUpsm RILA. S&P Dow Jones Indices have no obligation to take the needs of Gainbridge Life or the owners of the OneUpsm RILA into consideration in determining, composing or calculating the S&P 500®. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the OneUpsm RILA or the timing of the issuance or sale of the OneUpsm RILA or in the determination or calculation of the equation by which the OneUpsm RILA is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the OneUpsm RILA. There is no assurance that investment products based on the S&P 500® will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GAINBRIDGE LIFE INSURANCE COMPANY, OWNERS OF THE ONEUPSM RILA, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GAINBRIDGE LIFE INSURANCE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Dealer Prospectus Delivery Obligation

All dealers that effect transactions in these securities are required to deliver a Prospectus.